Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

TAKEDA PHARMACEUTICAL COMPANY LIMITED ("TAKEDA") HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE, INCLUDING, WITHOUT LIMITATION, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION.

Securities Code: 4502
June 4, 2008
Dear Shareholders:

Notice of Convocation of the 132nd Ordinary General Meeting of Shareholders

You are hereby notified to attend the 132nd Ordinary General Meeting of Shareholders (the "Meeting") of Takeda Pharmaceutical Company Limited (the "Company") that will be held in the following manner:

1. Date: June 26, 2008 (Thursday) 10:00 a.m.

2. Place: Imperial Hotel Osaka, Third Floor
   Osaka Amenity Park
   8-50, Temmabashi 1-chome, Kita-ku, Osaka 530-0042, Japan
   (Please refer to the map at the end of this notice before attending.) *(The map is omitted in this translation.)*

3. Purpose of the Meeting:

   Matters to be reported:
   1. Reports on the Business Report, Consolidated Financial Statements and Non-consolidated Financial Statements for the 131st term (from April 1, 2007 to March 31, 2008)
   2. Reports on the Audit Reports on the Consolidated Financial Statements for the 131st term by the Independent Auditors and the Board of Corporate Auditors

   Matters to be resolved:

First proposal:	Appropriation of Surplus
Second proposal:	Election of seven (7) Directors
Third proposal:	Election of two (2) Corporate Auditors
Fourth proposal:	Payment of bonus allowances to Directors and Corporate Auditors
Fifth proposal:	Payment of retirement allowances to a retiring Director and retiring Corporate Auditors, and payment of retirement allowances to Directors and Corporate Auditors for the period up to the termination of the retirement allowance plan
Sixth proposal:	Revision of the amount of remuneration for Corporate Auditors
Seventh proposal:	Determination of the amount and contents of the stock option remuneration for Directors

4. Guidance Notes on the Exercise of Voting Rights

   If you are not able to attend the Meeting, the Company cordially requests that you exercise your voting rights in one of the following ways. After examining the reference document for the general meeting of shareholders set forth below, please exercise your voting rights by no later than 5:30 p.m. on Wednesday, June 25, 2008.

   [Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval of the proposals on the "Voting Right Exercise Form" enclosed herewith and send it back to us by the above deadline. *(The Voting Right Exercise Form is omitted in this translation.)*

[Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)]

Please refer to the "Guidance Notes on the Exercise of the Voting Rights through Electromagnetic Devices (e.g. the Internet, etc.)" on pages 70 and 71 and, by following the instructions on the screen, please enter your approval or disapproval of the proposals by the above deadline.

(1) If you exercise your voting rights both in writing and through electromagnetic means (e.g. the Internet, etc.), the Company will only accept the exercise of the voting rights through electromagnetic means (e.g. the Internet, etc.) as effective, regardless of the time and date of receiving the exercise of such voting rights.

(2) If you exercise your voting rights more than once through electromagnetic means (e.g. the Internet, etc.), the Company will accept only the last exercise of the voting rights as effective.

(3) If you exercise your voting rights by proxy, you may delegate voting rights to a proxy who is one of the shareholders holding voting rights of the Company. Please note that you shall submit the document certifying the authority of such proxy.

Yours faithfully,

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan
By: Yasuchika Hasegawa
President and Representative Director

END OF DOCUMENT

If you attend the meeting in person, please submit the enclosed Japanese original Voting Right Exercise Form as evidence of attendance to the receptionist at the place of the meeting.

Any modification made to the reference documents for the general meeting of shareholders and the business report, non-consolidated financial statements and consolidated financial statements shall be notified by placing the modified information on the Company's website.
(http://www.takeda.co.jp/investor-information/shareholders-meeting/)

(Attachment)

Business Report
(for the period from April 1, 2007 to March 31, 2008)

1. Matters on Current Status of Takeda Group
(1) Progress and Results of Business

In the Japanese market, the growth rate continues to be weak mainly due to the government's policy of reducing medical expenses, including the promotion of the use of generic drugs and the expansion of the DPC (Diagnosis Procedure Combination, a diagnosis group-based packaged payment system for acute hospitalized cases) system. In fiscal year 2008, under the National Health Insurance drug price revisions, which is conducted once every two (2) years, in addition to the ordinary price reduction of drugs, re-pricing of the drugs that were marketed better than expected, such as angiotensin II receptor blocker (a hypertension treatment), and a special price reduction of drugs whose patents have expired recently and competing with generic drugs were conducted. In addition, measures were conducted to further promote the use of generic drugs through the change in prescription forms and the revision of the dispensing fee. Consequently, the Japanese market is expected to continue to be the lowest growth rate market among advanced nations.

In the United States, which accounts for nearly fifty percent (50%) of the world's ethical drug market, the growth rate of the market is on a declining trend since (i) the market growth caused by the implementation of Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), which went into effect in January 2006, has slowed down and (ii) the market share of generic products and the usage of RX-to-OTC switches increased due to the expiration of several major product patents.

Likewise, in the European market, the growth rate remains moderate due to the progress of reduction policy of medical expenses, the expansion of generic drug market and parallel imports from the countries in which the drug prices are lower.

On the one hand, with respect to research and development, the pharmaceutical industries in the world seem to face difficulty in advancing technical innovation. Research and development to produce innovative new drugs which are safer and more effective have become increasingly more difficult, more expensive and more time-consuming than ever before. As a result, the competition in research and development for new drugs has been intensifying on a global scale.

The Company will strive for the improvement of mid-and-long term business results and the maximization of corporate value, coping with the change in the business environment as described above and paying meticulous attention to handling various operational risks.

The Company's consolidated business results for the fiscal year were as follows:

		Year-on-year change	
Net sales	¥1,374.8 billion	¥69.6 billion	(5.3%) increase
Operating income	¥423.1 billion	¥35.4 billion	(7.7%) decrease
Ordinary income	¥536.4 billion	¥48.6 billion	(8.3%) decrease
Net income	¥355.5 billion	¥19.6 billion	(5.9%) increase

Net sales increased ¥69.6 billion (5.3 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,374.8 billion.

- Net sales increased due to the growth in the sales of *Actos*, a diabetes treatment, and *Candesartan*, a hypertension treatment, in domestic and overseas markets.

- As the effect from the appreciation of the yen against the U.S. dollar was offset by the effect of the depreciation of the yen against the euro, foreign exchange rate fluctuations had only a minor effect on the net sales as compared to that of the previous fiscal year.

- Consolidated net sales of major international strategic products were as follows:

		Year-on-year change
Diabetes treatment *Pioglitazone* (Brand name: *Actos*)	¥396.2 billion	¥59.9 billion (17.8 %) increase
Hypertension treatment *Candesartan* (Domestic brand name: *Blopress*)	¥223.1 billion	¥16.9 billion (8.2 %) increase
Peptic ulcer treatment *Lansoprazole* (Domestic brand name: *Takepron*)	¥148.7 billion	¥2.0 billion (1.4 %) decrease
Treatment for prostate cancer, breast cancer and endometriosis *Leuprorelin* (Domestic brand name: *Leuplin*)	¥124.0 billion	¥3.5 billion (2.7 %) decrease

Gross profit on sales increased ¥70.7 billion (6.9 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,096.2 billion.

- Gross profit rates increased by 1.2 points, as compared to that of the previous fiscal year, to a rate of 79.7%, mainly due to the increase in the ratio of sales of in-house products to the total sales of ethical drugs.

Operating income decreased ¥35.4 billion (7.7 percent), as compared to that of the previous fiscal year, to an amount totaling ¥423.1 billion.

- Although gross profit increased, operating income decreased because selling, general and administrative expenses increased ¥106.0 billion (18.7 percent), as compared to that of the previous fiscal year.

- R&D expenses increased ¥82.5 billion (42.7 percent), as compared to that of the previous fiscal year, due to (i) enhancement of research activities and progress in development activities and (ii) in-licensing and alliance activities, including the execution of license agreements for clinical candidates in regard to disorders such as cancer, inflammation and acute pain held by Amgen, Inc. ("Amgen") in the U.S.

- Apart from R&D expenses, selling, general and administrative expenses increased ¥23.6 billion (6.3 percent), as compared to that of the previous fiscal year, mainly due to an increase in selling costs.

Ordinary income decreased ¥48.6 billion (8.3 percent), as compared to that of the previous fiscal year, to an amount totaling ¥536.4 billion.

- Ordinary income decreased because, in addition to the decrease in operating income, non-operating income decreased by ¥13.2 billion as compared to that of the previous fiscal year, mainly due to a decrease in equity in earnings of affiliates.

- Equity in earnings of affiliates decreased ¥9.5 billion (14.3 percent) as compared to that of the previous fiscal year, to an amount totaling ¥56.7 billion. The equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), the U.S. equity-method affiliate, decreased ¥9.2 billion (15.0 percent), as compared to that of the previous fiscal year, to an amount totaling ¥51.8 billion.

Net income increased ¥19.6 billion (5.9 percent), as compared to that of the previous fiscal year, to an amount totaling ¥355.5 billion.

- Net income increased in the current fiscal year due to the additional tax in an amount of ¥57.1 billion in respect of the correction procedures pursuant to the transfer pricing taxation which was recorded in the previous fiscal year.

- The Company transferred the following shares of stock in the current fiscal year, and recorded the gain from such transfer as extraordinary gain:

Month of transfer	Details of stock transfer
April 2007	Transfer of shares of Wyeth K.K. to Wyeth in the U.S.
April 2007	Transfer of shares of Takeda-Kirin Foods Corporation to Kirin Brewery Company, Limited
October 2007	Transfer of shares of House Wellness Foods Corporation to House Foods Corporation
October 2007	Transfer of shares of Sumitomo Chemical Takeda Agro Company, Limited to Sumitomo Chemical Co., Ltd

- Net income per share (EPS) was ¥418.97 with an increase of ¥32.97 (8.5 percent) as compared to that of the previous fiscal year.

- Return on equity (ROE) was 15.1 percent with an increase of 1.0 points as compared to that of the previous fiscal year.

Operating Performance by Business Segment of Takeda Group

(Billions of yen)

Type of Business	Net Sales		Operating Income	
	Amount	Year-on-year change	Amount	Year-on-year change
Total in Pharmaceuticals Segment	1,272.1	69.3	411.3	(36.9)
Ethical Drugs	1,210.2	66.2		
Domestic	529.7	14.7		
Overseas	680.6	51.4		
Consumer Healthcare	61.8	3.1		
Other Business	102.7	0.4	11.7	1.4
Total	1,374.8	69.6	423.1	(35.4)

Note: Sales figures for each segment represent sales to outside customers.

The **Pharmaceuticals** segment posted net sales of ¥1,272.1 billion, an increase of ¥69.3 billion (5.8 percent) compared with the previous fiscal year, and operating income decreased ¥36.9 billion (8.2 percent) compared with the previous fiscal year to an amount totaling ¥411.3 billion, due to an increase in expenses including mainly R&D expenses and other expenses.

- The **Ethical Drugs Business** posted net sales of ¥1,210.2 billion, an increase of ¥66.2 billion (5.8 percent) compared with the previous fiscal year. The domestic sales of ethical drugs posted net sales of ¥529.7 billion, an increase of ¥14.7 billion (2.9 percent) compared with the previous fiscal year, due to an increase in sales of core products such as *Blopress*, *Takepron* and *Actos*. The domestic sales of major products are as follows:

		Year on year change
Blopress, hypertension treatment	¥137.1 billion	¥7.8 billion (6.1 %) increase
Leuplin, treatment for prostate cancer, breast cancer and endometriosis	¥66.4 billion	¥2.1 billion (3.3%) increase
Takepron, peptic ulcer treatment	¥64.8 billion	¥6.9 billion (11.8 %) increase
Basen, treatment for postprandial hyperglycemia in diabetes mellitus	¥52.8 billion	¥2.9 billion (5.2 %) decrease
Actos, treatment for diabetes	¥41.6 billion	¥7.9 billion (23.6 %) increase

Overseas sales of the Ethical Drugs Business posted net sales of ¥680.6 billion, an increase of ¥51.4 billion (8.2 percent) compared with the previous fiscal year.

In the United States, sales of *Actos* posted net sales of $2,786 million, an increase of $418 million (17.7 percent) compared with the previous fiscal year, due to the enhancement of promotional activities by Takeda Pharmaceuticals North America, Inc. ("TPNA"), the contribution of sales of new products such as *ACTOplus Met*, a treatment for Type II diabetes and the publication of an article against the safety of a competitive product. Sales of *AMITIZA*, a treatment for chronic idiopathic constipation, posted net sales of $171 million, an increase of $122 million compared with the previous fiscal year, which represents a good growth rate. *ROZEREM*, a treatment for insomnia, posted net sales of $111 million, an increase of $22 million compared with the previous fiscal year.

In Europe, the sales increased due to an increase in sales of *Actos* and the depreciation of the yen against the euro.

The Company concentrates its investments of management resources in the core therapeutic areas: lifestyle-related diseases; oncology and urological diseases (including gynecological disorders); central nervous system diseases (including bone and joint diseases); and digestive system diseases, through three pillar strategies: strengthening in-house research and development; maximizing added value of products; and promoting in-licensing and alliances, in an effort to strengthen research and development pipelines and to launch new products early, which are sources of our growth. Major results of research and development activities for the fiscal year are as follows:

In-house Research and Development:

- In July 2007, the Company started Phase III clinical trials for *TAK-491*, a hypertension treatment, in Europe and the U.S.

- In August 2007, the Company executed an agreement, pursuant to which the exclusive rights to develop, manufacture and commercialize worldwide *TAK-220* and *TAK-652*, the Company's HIV treatments, are granted to Tobira Therapeutics, Inc., of the U.S.

- In August 2007, the Company started Phase II clinical trials for *TAK-536*, a hypertension treatment, in Japan.

- In November 2007, the Company started Phase II clinical trials for *TAK-442*, a treatment for venous and arterial thromboembolism, in Europe and the U.S. As *TAK-442* selectively inhibits Factor Xa (ten-a), which plays an important role in blood coagulation cascade, *TAK-442* is expected to be a new orally-administered anticoagulant effective in treating various diseases caused by venous and arterial thrombus.

- In December 2007, the Company applied to the U.S. Food and Drug Administration (FDA) for marketing authorization for *SYR-322*, a treatment for Type II diabetes.

- In December 2007, TAP applied to the FDA for marketing authorization for *TAK-390MR*, a treatment for peptic ulcer disease developed by the Company.

- In February 2008, the Company applied to the Ministry of Health, Labour and Welfare (MHLW) for approval for manufacturing and marketing *Ramelteon*, a treatment for insomnia.

Maximizing Added Value of Products:

< *Lansoprazole* (Domestic brand name: *Takepron*)>

- In August 2007, the Company received approval from the MHLW for an additional dosage and administration related to the secondary eradication of Helicobacter pylori for treatment of gastric and duodenal ulcer, when using a regimen of *Lansoprazole*, *Amoxicillin* and *Metronidazole*.

<*Pioglitazone* (Brand name: *Actos*)>

- In June 2007, the Company applied to the MHLW for an additional indication of the concomitant therapy of *Actos* and insulin formulation.

- In March 2008, the results of PERISCOPE[*1], a large-scale clinical trial for Type II diabetes patients, were announced at the 57th Scientific Session of the American College of Cardiology. These results showed that *Actos* reduced the volume of coronary arterial plaque and halted the progression of coronary atherosclerosis.
  [*1] Pioglitazone Effect on Regression of Intravascular Sonographic Coronary Obstruction Prospective Evaluation

<*Risedronate* (Domestic brand name: *Benet*)>

- In April 2007, the Company received the MHLW's approval for manufacturing and marketing of *Benet* Tablet 17.5 mg, a once-weekly formulation of *Benet*, an osteoporosis treatment, and was launched in June 2007.

- In July 2007, the Company applied to the MHLW for an additional indication of *Benet* Tablet 17.5 mg for treatment of Paget's disease of bone.

<*Candesartan* (Domestic brand name: *Blopress*)>

- In November 2007, the results of HIJ-CREATE[*2], a large-scale clinical trial for patients with coronary artery disease with hypertension, were announced at the 80th Scientific Session of the American Heart Association. These results showed that the drug treatment based on *Candesartan* significantly reduced the onset of diabetes and risk of onset of cardiovascular events in patients with impaired renal function.
  [*2] The Heart Institute of Japan-Candesartan Randomized trial for Evaluation in Coronary Artery Disease

- In March 2008, the Company applied to the MHLW for approval for manufacturing and marketing a fixed dose combination tablet of *Blopress* and a diuretic (hydrochlorothiazide).

<*Voglibose* (Domestic brand name: *Basen*)>

- In December 2007, the Company applied to the MHLW for an additional indication of *Basen* Tablet 0.2 and *Basen* OD Tablet 0.2, treatments for postprandial hyperglycemia, related to prevention of onset of Type II diabetes in patients with impaired glucose tolerance (IGT).

In-licensing and Alliance Activities:

- In May 2007, the Company reached an agreement to obtain a non-exclusive license of POTELLIGENT® Technology, a technology of manufacturing antibodies to enhance ADCC[*3] activity, from BioWa, Inc., of the U.S.
  [*3] Antibody-dependent cellular cytotoxicity
  ADCC activity is one of the human immune functions, and the enhancement of ADCC activity may bring great advantages, such as an increase of antitumor activity.

- In June 2007, the Company executed a collaborative research and development agreement with Archemix Corp. of the U.S. concerning development of aptamer drugs.

- In August 2007, the Company executed an agreement with Santhera Pharmaceuticals of Switzerland for marketing with regard to the indication of *Idebenone* for Duchenne Muscular Dystrophy in Europe.

- In September 2007, the Company executed an agreement with H. Lundbeck A/S of Denmark for co-development and co-commercialization in the U.S. and Japan of treatments for mood and anxiety disorders developed by H. Lundbeck A/S, and in December 2007, the Company started Phase III clinical trials for *Lu AA21004*.

- In January 2008, the Company started Phase I clinical trials in the U.S. of *Hematide*™, a treatment for renal anemia and anemia from cancer, developed jointly by the Company and Affymax Inc. of the U.S., targeting cancer patients with chemotherapy-induced anemia.

- In February 2008, the Company executed a license agreement with Amgen concerning clinical candidates in various therapeutic areas including cancer, inflammation and acute pain.

- In March 2008, the Company executed an agreement with Japan Poliomyelitis Research Institute concerning the sharing and commercialization of seed viruses for the Sabin-IPV (inactivated poliovirus vaccine, injectable).

- In March 2008, the Company executed an agreement with Cell Genesys, Inc. of the U.S. to develop and market exclusively worldwide GVAX immunotherapy for prostate cancer developed by Cell Genesys, Inc.

Reorganization and Reinforcement of Research System:

- In November 2007, the Company established Takeda San Francisco, Inc. as a wholly owned subsidiary of the Company, aiming to build a high technology platform for the discovery of antibodies, the development and manufacturing of antibody drugs and the enhancement of antibody activity, and to launch antibody drugs as early as possible.

- In February 2008, the Company executed a stock transfer agreement with Amgen related to the shares of Amgen K.K., a wholly-owned subsidiary of Amgen. In accordance with such agreement, Amgen K.K. became a wholly-owned subsidiary of the Company, and started its business operation as Takeda Bio Development Center Limited in April 2008. Takeda Bio Development Center Limited is conducting various clinical developments including development of antibody drugs in such therapeutic areas as cancer, inflammation and acute pain, concerning which the Company executed a license agreement with Amgen in February 2008.

The **Consumer Healthcare Business** posted net sales of ¥61.8 billion, an increase of ¥3.1 billion (5.3 percent) compared with the previous fiscal year, due to the increase of sales of *Alinamin* tablets and *Benza*, which are core products of the Company, the contribution to

net sales of the sales of *Actage SN* tablets, which was launched in November 2007, and *Scorba EX* series, which was launched in February 2008.

Net sales for **Other Business** increased ¥0.4 billion (0.4 percent) compared with the previous fiscal year to an amount totaling ¥102.7 billion, and operating income increased ¥1.4 billion (14.1 percent) compared with the previous fiscal year to an amount totaling ¥11.7 billion.

(2) Capital Investment and Funding

The total capital investment in this fiscal year was ¥38.9 billion.

Financing for these investments was covered almost entirely by internal funds, and other cash management needs were also adequately met.

(3) Issues to be Addressed

The Company aims to achieve its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products" through the implementation of "Takeda-ism" (referring to Integrity = Fairness, Honesty and Perseverance) as the basis of all its business activities.

The Company works on striving toward the "creation of a world-class pharmaceutical company" with medium and long-term prominent prospects based on the "2006-2010 Medium-term Management Plan", a five-year management plan. In fiscal year 2008, the turning point of the "2006-2010 Medium-term Management Plan," the Company will smoothly complete the integration of TAP (U.S.), TPNA and Takeda Global Research & Development Center, Inc., and the tender offer of Millennium Pharmaceuticals, Inc. (U.S.) ("Millennium") described in "Significant Matters for Corporate Management" in the following paragraph and accelerate the activities for further growth. While the Company will thoroughly improve its strength, i.e. the "capability to establish and implement in-depth strategies from a long-term perspective" and its "high productivity and efficiency," the Company and its affiliates (the "Group") will devote every effort to addressing the following issues and striving for steady growth of the Group and maximization of corporate value.

(i) Enhancement of the research and development pipeline centered on the creation of new drugs through in-house research and development activities

The Company, as a "Research & Development-driven world-class pharmaceutical company", will establish a structure for realizing sustainable creation of new drugs through in-house research and development. The Company will achieve medium and long-term steady growth mainly for in-house products by increasing the speed and efficiency of its research and development, with focusing resources on a priority theme. In fiscal year 2008, the Company will, in particular, address, as its highest priority, the establishment of the research and development infrastructure for the cancer field which is the significant field following the lifestyle-related diseases and the early acquisition of marketing authorization and maximization of added value of the next period major products (SYR-322, TAK-390MR), for which applications of marketing authorization were submitted in the U.S. at the end of the previous year.

(ii) Construction of a self-sustaining marketing system in each region in the world

The Company will establish its own efficient global marketing system by sharing the best practices of the marketing activities and systems in the regions of Japan, the U.S., Europe and Asia, and construct the global and self-sustaining business operation system by taking into consideration the rules and regulations and business practices in each region. In fiscal year 2008, in particular, the Company will smoothly complete the business restructuring in the U.S. and construct proper marketing system toward the maximization

of sales of the next period major products (SYR-322, TAK-390MR) for which applications of marketing authorization were submitted in the U.S. at the end of the previous year.

(iii) Promotion of efficient global management

In addition to enhancing the functions of the head office, the Company will further enhance the functional management of the Group in the functions of research, development, production, marketing, alliance and intellectual property. The Company will establish an efficient global management system unique to the Company by striving for realizing the appropriate global business management and conforming to the business environment of each region.

The Company set its management benchmark, consisting of, with respect to net income per share (EPS), an annual average increase of 7% (excluding extraordinary income (loss) and the particular effect of corporate acquisition, etc.) (Note), and, with respect to return on equity (ROE), maintenance of the actual level that was attained in fiscal year 2005 and will actively work toward addressing a wide range of business issues including the above in order to achieve such management benchmark.

(Note) EPS (excluding extraordinary income (loss) and the particular effects of corporate acquisition, etc.) means:
the net income per share deducting losses or profits such as:
(i) extraordinary income (loss) attributable to the sales of the non-pharmaceutical business or of underutilized real estate, etc.; and
(ii) goodwill depreciation, intangible fixed asset depreciation and in-process R&D expenses (bulk depreciation of the fair value of the products in development) attributable to corporate acquisition.

(4) Significant Matters for Corporate Management

(i) Restructuring of business in the U.S.

In March 2008, the Company and Abbott Laboratories ("Abbott") of the U.S. reached an agreement to split TAP, which is a joint venture between Takeda America Holdings, Inc. ("TAH") and Abbott, into two companies equally in value. TAP will become a wholly-owned subsidiary of TAH through this split. Thereafter, TAP will be merged into TPNA and the development function of TAP will be transferred to Takeda Global Research & Development Center Inc.

Through this restructuring of business in the U.S., the Group's marketing and development functions in the U.S. will be concentrated into one system that can realize efficient business management and respond flexibly to the market needs and changes in the product line.

(ii) Acquisition of stock of Millennium Pharmaceuticals, Inc. ("Millennium", bio-pharmaceutical company in the U.S.)

In April 2008, the Company and Millennium, which is a bio-pharmaceutical company in the U.S., agreed that the Company will acquire Millennium through a tender offer to be exercised by "Mahogany Acquisition Corp.", which is a wholly-owned subsidiary of TAH.

In order for the Company to become a leading world-class pharmaceutical company, the Company considers that it is necessary to improve the life-related diseases field further, which is currently the Company's strong field, and to establish the status as a leader in the oncology field, which is expected to grow strongly. Making Millennium the Company's subsidiary through a tender offer significantly contributes to such strategy and the Company considers Millennium the "core company for the Company's product strategy and related functions in the oncology field". The Company will concentrate on the further enhancement of its own pipeline and the promotion of its presence in the U.S. by maximizing the synergic effect resulting from the acquisition of Millennium.

(5) Litigation, etc.

(i) Litigation

With respect to the sales of some pharmaceutical products in the U.S., civil litigations have been brought against many pharmaceutical companies, including major companies, by patients, insurance companies and state governments, etc. in which plaintiffs claimed, among others, damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (collectively, the "AWP Suits"). Against TAP, the AWP Suits have been brought in several federal and state courts with respect to *Lansoprazole* (the U.S. brand name: *Prevacid*) which has been sold by TAP and the Company is also a defendant in one of such AWP Suits. In addition, the AWP Suits have been brought against TPNA in several state courts with respect to *Actos* sold by TPNA.

(ii) Correction procedures pursuant to transfer pricing taxation

On June 28, 2006, the Company was given a correction notice pursuant to the transfer pricing taxation by the Osaka Regional Taxation Bureau, which judged the amount that had been distributed to the Company of the profits earned in the U.S. market with respect to the

products supply transactions, etc. between the Company and TAP during the period of six years, from fiscal year ended March 2000 through fiscal year ended March 2005, was under-represented in the profits distribution procedures between the Company and TAP. The corrected amount of income is ¥122.3 billion for the six year period and the full amount of the additional tax, ¥57.1 billion, was paid in July 2006, but the Company has disagreed with such correction procedures and on August 25, 2006 filed an opposition notice with the Osaka Regional Taxation Office.

The Company is diligently taking all necessary and proper measures to cope with the matters stated in Items (i) and (ii) above.

(6) Financial Position and Income Summary

(i) Financial Position and Income Summary of Takeda Group (Billions of yen, unless otherwise indicated)

	128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007	131st fiscal year April 1, 2007 to March 31, 2008
Net sales	1,123.0	1,212.2	1,305.2	1,374.8
Ordinary income	442.1	485.4	585.0	536.4
Net income	277.4	313.2	335.8	355.5
Net income per share (yen)	313.01	353.47	386.00	418.97
Total assets	2,545.4	3,042.3	3,072.5	2,849.3
Net assets	2,001.4	2,348.4	2,461.1	2,322.5

(ii) Financial Position and Income Summary of the Company (Billions of yen, unless otherwise indicated)

	128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007	131st fiscal year April 1, 2007 to March 31, 2008
Net sales	784.8	840.2	869.1	892.5
Ordinary income	356.7	364.4	378.4	272.6
Net income	235.5	249.4	219.8	174.6
Net income per share (yen)	264.69	280.31	252.12	205.76
Total assets	1,847.6	2,157.5	2,045.3	1,831.7
Net assets	1,519.7	1,728.4	1,655.4	1,526.6

(iii) Net Sales by Business Category of Takeda Group (Billions of yen)

			128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007	131st fiscal year April 1, 2007 to March 31, 2008
Pharmaceuticals Businesses	Ethical Drugs Business		914.8	1,019.1	1,144.1	1,210.2
		Domestic	451.9	493.5	514.9	529.7
		Overseas	462.9	525.6	629.1	680.6
	Consumer Healthcare Business		55.7	55.4	58.7	61.8
Other Businesses			152.5	137.7	102.4	102.7
Total			1,123.0	1,212.2	1,305.2	1,374.8

(7). Material Business Affiliations (as of March 31, 2008)

(i) Principal Consolidated Subsidiaries and Affiliates

Name of Company (Country)		Capital Stock	Percentage of total shares	Principal Business
U.S.A.	Takeda America Holdings, Inc. (U.S.A.)	$2,827.26 million (¥283,263 million)	100.0%	Holding company in the U.S.
	Takeda Pharmaceuticals North America, Inc. (U.S.A.)	$1	(100.0)	Sale of pharmaceuticals
	Takeda Global Research & Development Center Inc. (U.S.A.)	$5.00 million (¥501 million)	(100.0)	Development of pharmaceuticals
	Takeda San Diego, Inc. (U.S.A.)	$1	(100.0)	Research of pharmaceuticals
	Takeda San Francisco, Inc. (U.S.A.)	$1	(100.0)	Research of pharmaceuticals
	Takeda Research Investment, Inc. (U.S.A.)	$35.19 million (¥3,526 million)	(100.0)	Investment in bio-venture companies
	TAP Pharmaceutical Products Inc. (U.S.A.)	$39.50 million (¥3,958 million)	(50.0)	Development and sale of pharmaceuticals
Europe	Takeda Europe Holdings, B.V. (Netherlands)	267.20 million euros (¥42,268 million)	100.0	Holding company in Europe
	Takeda Pharmaceuticals Europe Limited (U.K.)	£4.00 million (¥800 million)	(100.0)	Management in pharmaceutical sales companies in Europe
	Laboratoires Takeda (France)	2.24 million euros (¥354 million)	(100.0)	Sale of pharmaceuticals
	Takeda UK Limited (U.K.)	£86.00 million (¥17,209 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma GmbH (Germany)	5.11 million euros (¥808 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma Ges.m.b.H. (Austria)	0.07 million euros (¥11 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma AG (Switzerland)	0.25 million swiss francs (¥25 million)	(100.0)	Sale of pharmaceuticals
	Takeda Italia Farmaceutici S.p.A. (Italy)	1.01 million euros (¥160 million)	(76.9)	Manufacture and sale of pharmaceuticals
	Takeda Cambridge Limited (U.K.)	£2.94 million (¥588 million)	(100.0)	Research of pharmaceuticals
	Takeda Global Research & Development Centre (Europe), Ltd. (U.K.)	£0.80 million (¥160 million)	(100.0)	Development of pharmaceuticals
	Takeda Ireland Ltd. (Ireland)	92.34 million euros (¥14,607 million)	100.0	Manufacture of pharmaceuticals
	Takeda Pharma Ireland Ltd. (Ireland)	653.60 million euros (¥103,393 million)	100.0	Manufacture of pharmaceuticals
Asia	Takeda Chemical Industries (Taiwan), Ltd. (Taiwan)	90.00 million NT dollars (¥295 million)	100.0	Sale of pharmaceuticals

	Tianjin Takeda Pharmaceuticals Co., Ltd. (China)	$19.20 million (¥1,924 million)	75.0	Manufacture and sale of pharmaceuticals
	P.T. Takeda Indonesia (Indonesia)	1,467.00 million rupiah (¥16 million)	70.0	Manufacture and sale of pharmaceuticals
	Takeda Singapore Pte Limited (Singapore)	S$ 1.71 million (¥124 million)	(100.0)	Research of pharmaceuticals
	Boie-Takeda Chemicals, Inc. (Philippines)	107.43 million pesos (¥258 million)	50.0	Sale of pharmaceuticals
	Takeda (Thailand), Ltd. (Thailand)	20.00 million bahts (¥64 million)	48.0	Sale of pharmaceuticals
Japan	Nihon Pharmaceutical Co., Ltd.	¥760 million	87.3	Research and development, manufacture and sale of pharmaceuticals
	Takeda Bio Development Center Limited	¥975 million	100.0	Development of pharmaceuticals
	Takeda Healthcare Products Co., Ltd.	¥400 million	100.0	Manufacture of pharmaceuticals
	Amato Pharmaceutical Products, Ltd.	¥96 million	30.0	Research and development, manufacture and sale of pharmaceuticals
	Wako Pure Chemical Industries, Ltd.	¥2,340 million	70.0	Manufacture and sale of laboratory chemicals, diagnostic reagents and inorganic industrial chemicals

Note 1. The figures in parentheses under the column "Capital Stock" show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2008.

Note 2. The figures in parentheses under the column "Percentage of total shares" show the percentage held indirectly through the holding companies.

Note 3. Takeda Singapore Pte Limited is a wholly-owned company of Takeda Cambridge Limited.

Note 4. Except for Takeda Healthcare Products Co., Ltd. (Consumer Healthcare Business), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

Note 5. As of March 31, 2008, the number of consolidated subsidiaries was 47 and the number of equity method affiliates was 17.

(ii) Progress of Material Business Affiliations

1. In November 2007, the Company established Takeda San Francisco, Inc.
2. In March 2008, the Company purchased all shares of Amgen K.K. (Japan) from Amgen and made it a wholly owned subsidiary of the Company and named such new company "Takeda Bio Development Center Limited".
3. Takeda Research Investment, Inc. increased its capital, by the amount of $11.84 million (¥1,186 million).

Note. The figures in parentheses show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2008.

(8) Main Businesses of Takeda Group (as of March 31, 2008)

The Takeda Group is engaged in the manufacture and sale of the following products:

Type of Business		Main Products
Pharmaceuticals Segment	Ethical Drugs Business	Ethical drugs
	Consumer Healthcare Business	OTC drugs Quasi-ethical drugs
Other Business Segment		Laboratory chemicals, Diagnostic reagents, Inorganic industrial chemicals

(9) Major Offices of Takeda Group (as of March 31, 2008)

(i) Major Offices of the Company

Head Office	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
Tokyo Head Office	12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba-Saitama Branch (Tokyo), Kita Kanto and Koshin-etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City) and Fukuoka Branch
Plants	Osaka Plant and Hikari Plant
Research Centers	Discovery Research Center, Biomedical Research Laboratories, Medical Chemistry Research Laboratories, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Healthcare Research Laboratories (the above are located in Osaka City) Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City) Biotechnology Office (located in Hikari City)

Note. The above branches, plants and research centers are branches, plants and research centers of Ethical Drug Business (excluding Healthcare Research Laboratories of Consumer Healthcare Business).

(ii) Major Offices of the Principal Consolidated Subsidiaries and Affiliates

U.S.A.	Takeda America Holdings, Inc.	Head Office: New York, NY, U.S.A.
	Takeda Pharmaceuticals North America, Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda Global Research & Development Center Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda San Diego, Inc.	Head Office: San Diego, CA, U.S.A.
	Takeda San Francisco, Inc.	Head Office: South San-Francisco, CA, U.S.A.
	Takeda Research Investment, Inc.	Head Office: Palo Alto, CA, U.S.A.
	TAP Pharmaceutical Products Inc.	Head Office: Lake Forest, IL, U.S.A.
Europe	Takeda Europe Holdings B.V.	Head Office: Amsterdam, Netherlands
	Takeda Pharmaceuticals Europe Limited	Head Office: London, U.K.
	Laboratoires Takeda	Head Office: Puteaux, France
	Takeda UK Limited	Head Office: Buckinghamshire, U.K.
	Takeda Pharma GmbH	Head Office: Aachen, Germany
	Takeda Pharma Ges.m.b.H	Head Office: Vienna, Austria
	Takeda Pharma AG	Head Office: Lachen, Switzerland
	Takeda Italia Farmaceutici S.p.A.	Head Office: Rome, Italy Plant: Cerano, Italy
	Takeda Cambridge Limited	Head Office: Cambridge, U.K.
	Takeda Global Research & Development Centre (Europe) Ltd.	Head Office: London, U.K.
	Takeda Ireland Limited	Head Office: Kilruddery, Ireland Plant: Kilruddery, Ireland
	Takeda Pharma Ireland Limited	Head Office: Dublin, Ireland Plant: Dublin, Ireland
Asia	Takeda Chemical Industries (Taiwan), Ltd.	Head Office: Taipei, Taiwan
	Tianjin Takeda Pharmaceuticals Co., Ltd.	Head Office: Beijing, China Plant: Tianjin, China
	P.T. Takeda Indonesia	Head Office: Jakarta, Indonesia Plant: Bekasi, Indonesia
	Takeda Singapore Pte Limtied (Singapore)	Head Office: Singapore
	Boie-Takeda Chemicals, Inc.	Head Office: Manila, Philippines
	Takeda (Thailand), Ltd.	Head Office: Bangkok, Thailand
Japan	Nihon Pharmaceutical Co., Ltd.	Head Office: Chiyoda-ku, Tokyo Plants: Narita City; and Izumisano City
	Takeda Bio Development Center Limited	Head Office: Chiyoda-ku, Tokyo
	Takeda Healthcare Products Co., Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Amato Pharmaceutical Products, Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Wako Pure Chemical Industries, Ltd.	Head Office: Osaka City Plants: Kawagoe City; Toyohashi City; and Amagasaki City

Note. Except for Takeda Healthcare Products Co., Ltd. (*Consumer Healthcare Business*), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

(10) Employees (as of March 31, 2008)

(i) Number of employees of Takeda Group

Number of employees	Increase (decrease) from the previous fiscal year end
15,717	724

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 12,809 employees engage in the Ethical Drug Business, 423 employees engage in the Consumer Healthcare Business and 2,485 employees engage in the Other Business.

(ii) Number of employees of the Company

Number of employees	Increase (decrease) from the previous fiscal year end	Average age	Average length of employment (years)
5,798	145	40.3	17.2

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 5,306 employees engage in Ethical Drug Business, 272 employees engage in the Consumer Healthcare Business and 220 employees engage in the Other Business.

2. Common Stock of the Company (as of March 31, 2008)

(1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares

(2) Total number of issued shares 889,272,395 shares
(including 46,328,749 shares of treasury stock)

(3) Number of shareholders 149,478

(4) Principal Shareholders

Name of Shareholder	Investment in the Company by shareholder	
	Number of shares held (thousands)	Percentage of total shares
Nippon Life Insurance Company	56,400	6.69
Japan Trustee Services Bank, Ltd. (Trust account)	48,478	5.75
The Master Trust Bank of Japan, Ltd. (Trust account)	41,145	4.88
The Dai-ichi Mutual Life Insurance Company	19,029	2.26
Takeda Science Foundation	17,912	2.12
State Street Bank and Trust Company 505103	15,502	1.84
The Chase Manhattan Bank NA London, Securities Lending Omnibus Account	13,666	1.62
Rabobank Nederland, Tokyo Branch	12,786	1.52
Nomura Securities Co., Ltd.	12,477	1.48
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	10,270	1.22

Note 1. Although the Company owns 46,329 thousand shares of treasury stock, the Company is not included in the above list of principal shareholders.

Note 2. The percentage of total shares is based on the number of shares (842,943,646 shares) calculated by subtracting the number of treasury stock from the total number of issued shares.

3. Executives of the Company

(1) Directors and Corporate Auditors (as of March 31, 2008)

Name	Position	Duty	Executive Position in Other Entities
Kunio Takeda	Chairman of the Board (Representative Director)		
Yasuchika Hasegawa	President (Representative Director)		Director of TAP Pharmaceutical Products Inc.
Makoto Yamaoka	Senior Managing Director	General Manager of Corporate Strategy & Planning Department	
Hiroshi Akimoto	Managing Director	Special Task	
Kiyoshi Kitazawa	Managing Director	General Manager of Strategic Product Planning Department	
Hiroshi Shinha	Director	General Manager of Legal Department	
Yasuhiko Yamanaka	Director	General Manager of Pharmaceutical Marketing Division	
Toyoji Yoshida	Full-Time Corporate Auditor		Corporate Auditor of Wako Pure Chemical Industries, Ltd.
Kiyoshi Taura	Corporate Auditor		Representative Attorney of the law firm of Kiyoshi Taura (*Taura-Kiyoshi-Houritsu-Jimusho*)
Yoichi Asakawa	Corporate Auditor		Certified Public Accountant of New York Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Corporate Auditor		Senior Partner of Oh-Ebashi LPC & Partners

Note 1. Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa, are Outside Corporate Auditors as prescribed in Article 2, Item 16 of the Company Law.

Note 2. Corporate Auditor, Yoichi Asakawa, is a certified public accountant of New York and has expert knowledge of finance and accounting.

Note 3. The following Director and Corporate Auditor retired from office during this fiscal year (Retired on June 28, 2007):
Director: Toyoji Yoshida
Full-Time Corporate Auditor: Yuzuru Takagi

Note 4. The following Executives changed their title as of April 1, 2008.

Name	Position	Duties
Makoto Yamaoka	Senior Managing Director	Handling daily duties in assisting the President
Kiyoshi Kitazawa	Managing Director	Handling daily duties in assisting the President

(2) Total Amount of Remuneration for Directors and Corporate Auditors

Directors 7: 1,127 million yen
Corporate Auditors 4: 103 million yen
(3 out of the 4 Corporate Auditors are Outside Corporate Auditors: 55 million yen)

Note 1. The following remuneration, expected amount of bonuses and reserve for retirement allowances for Directors and Corporate Auditors are included in the total amount of remuneration.
a. The remuneration is within 40 million yen per month for Directors (in accordance with the resolution of the 114th Ordinary General Meeting of Shareholders held on June 28, 1990) and 7 million yen per month for Corporate Directors (in accordance with the resolution of the 118th Ordinary General Meeting of Shareholders held on June 29, 1994).
b. The expected amounts of bonuses will be the amounts to be paid if the Fourth Proposal "Payment of bonus allowance to Directors and Corporate Auditors" (200 million yen for Directors and 17 million yen for Corporate Auditors) of this general meeting of shareholders is approved as proposed.
c. The reserve for retirement allowances for Directors and Corporate Auditors are the amounts accounted for in the fiscal year ended March 31, 2008 (514 million yen for Directors and 35 million yen for Corporate Auditors).

Note 2. The following amounts are not included in the total amount of remuneration.
a. Remuneration and bonuses paid for employee status to any Director who doubles as employee status.
b. Retirement allowance paid to a Director and a Corporate Auditor who retired on June 28, 2007 (79 million yen).

(3) Outside Corporate Auditors

(i) Status of concurrent office as an executive director or outside director or corporate auditor of other companies

Name	Company and Post
Kiyoshi Taura	Outside Corporate Auditor of Marche Co., Ltd.
Yoichi Asakawa	Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Outside Director of West Japan Railway Company

Note: Although, Yoichi Asakawa, a Corporate Auditor of the Company, is also a Director of *Asakawa-Shoji*, there are no dealings between *Asakawa-Shoji* and the Company.

(ii) Major activities during the fiscal year ended March 31, 2008

[Board of Directors]
There were 15 Meetings of the Board of Directors held in total (12 Ordinary Board of Directors' Meetings and three Extraordinary Board of Directors' Meetings) during the fiscal year ended March 31, 2008. Messrs. Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa attended all of such meetings. Each of the Outside Corporate Auditors asked questions actively and presented their recommendations from their professional perspective and has fulfilled their auditing function.

[Board of Corporate Auditors]
There were seven Meetings of the Board of Corporate Auditors held in total during the fiscal year ended March 31, 2008. Messrs. Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa attended all of such meetings. Each of the Outside Corporate Auditors discussed and made decisions concerning material matters regarding auditing and exchanged their opinions concerning the audit result. In addition, seven Meetings of the Committee of Corporate Auditors were held, in which participants actively exchanged their opinions.

(iii) Outline of the term of the liability limitation agreement

The Company executed an agreement stating the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to be the amount provided by law with the Outside Corporate Auditors; Messrs. Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa.

4. Independent Auditor

(1) Name of Independent Auditor

KPMG Azusa & Co.
Deloitte Touche Tohmatsu

Note: Deloitte Touche Tohmatsu resigned from the position of independent auditor as of the termination of 131st General Meeting of Shareholders held on June 28, 2007. KPMG Azusa & Co. was selected as the new independent auditor at the same meeting.

(2) Amount of Remuneration, etc. of Independent Auditor for this Fiscal Year

		KPMG Azusa & Co.	Deloitte Touche Tohmatsu
(i)	Amount of remuneration, etc. for this fiscal year	110 million yen	-
(ii)	Total amount of money to be paid by the Company and the Subsidiaries, and other financial benefits	154 million yen	90 million yen

Note 1: As the audit agreement between the Company and its independent auditor does not differentiate the amount of remuneration for audit under the Company Law from the one for audit under the Financial Instruments and Exchange Law and such differentiation shall be impossible in practice, the above amounts show total remuneration for both audits.

Note 2: With respect to Nihon Pharmaceutical Co., Ltd., Wako Pure Chemical Industries, Ltd. and the subsidiaries of the Company that are located overseas, among the subsidiaries set forth on pages 16 and 17 hereof, independent auditors other than KPMG Azusa & Co. are auditing their financial statements.

(3) Services, other than Auditing Services

The Company delegates to the independent auditor the services which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Law including those in respect of "taking the procedures agreed upon with the Company in respect of the internal control over the fund management services", "giving advice on establishment of the system for the internal control rules of the Financial Instruments and Exchange Law" and "giving advice on establishment of the system for the accounting standard convergence with foreign subsidiaries".

(4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Independent Auditor

According to the Company's policy, if the independent auditor is determined to fall under any of the events prescribed in each item of Article 340, Paragraph 1 of the Company Law, or if an event which gives a material adverse effect on the audit procedures of the Company happens, including, but not limited to, the case in which such independent auditor's auditing license is suspended, the independent auditor shall be dismissed.

In addition, the Company, taking into consideration an independent auditor's years of practice and other factors, shall determine whether or not the independent auditor will be reappointed.

5. Systems that Ensure Directors Comply with Laws and Regulations and the Company's Articles of Incorporation in Executing their Duties and Other Systems that Ensure an Appropriateness of its Operation

The Company places "Takeda-ism" (referring to Integrity = Fairness, Honesty and Perseverance) at the foundation of all its corporate activities, and shares its "Corporate Philosophy", which consists of the "Mission", the "Vision" and the "Values", which are based on Takeda-ism, within the entire Takeda Group and promotes the creation of a disciplined and sound corporate culture.

Based on the above mentioned principle, the Company has implemented the following measures for the internal control system, taking it as an important component of corporate governance functioning alongside risk management:

(1) System for retention and management of information in connection with the execution of the duties of directors

- The minutes of meetings of board of directors, requests for and approvals of managerial decisions and other information concerning the execution of duties of directors shall be appropriately retained and controlled in keeping with the term, the method and the place designated for category of information determined in accordance with the "Documents Management Regulations" in either form of hard copy or electromagnetic record and for ease of inspection.

(2) Risk management rules and other systems

- With respect to all risk factors, including major potential risks of the Company (research and development, intellectual property, decline of sales due to the expiration of patents, etc., side-effects, drop in prices caused by measures for constraint of cost of medicines, fluctuation of foreign exchange rates and outcome of litigation, etc.), the person(s) in charge of each organization unit shall control and manage these risk factors in each area of charge from the aspect of qualitative and quantitative criteria in designing and implementation of mid-term and annual plans and shall take all necessary measures or remedies available to avoid and minimize such risk factors, depending on the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans.

- In order to prevent and respond to emergency situations, the Company shall appoint persons to be in charge of crisis management in each organization unit and persons to be in charge of crisis management in each local region and establish crisis management committee to design crisis management plans under "Crisis Management Rules".

(3) Systems that ensure the duties of directors are executed efficiently

- A system that enables the duties of directors to be executed appropriately and efficiently shall be ensured pursuant to the "Regulations of Board of Directors," "Regulations of Operating and Organization" and other internal regulations with respect to authorities and rules for decision-making.

(4) Systems that ensure directors and employees comply with laws and regulations and the Company's Articles of Incorporation in executing their duties

- In accordance with the "Compliance Implementation Rules" that provide for basic policies and procedures in relation to the implementation of the compliance program on ethical and legal requirements of the Company, the General Manager of the Legal Department shall be appointed as the Compliance Officer, and a Compliance Promotion Committee and Compliance Secretariat shall be established to promote the company-wide compliance policy.

- The "Voice of Takeda System" (interoffice notification/proposal system), a system established for the purpose of (i) reflecting the opinions and proposals of corporate executives and employees to the Company's compliance and (ii) protecting those who disclose information in the public interest, shall be fully utilized in compliance practices.

(5) Systems that ensure appropriateness of operations in Takeda Group

- The relevant divisions and departments, paying full respect to each company's autonomy and independence and clarifying roles and responsibilities of each company, shall monitor, manage and instruct each group company, on a daily basis, in compliance with the "Management of Affiliated Companies" which provides standards to ensure the appropriateness of the management of business operations and services in each group company and "Takeda Group's Management Policy" with regard to the foreign subsidiaries. In addition, each division or department of the Company that provides specific functions shall improve the standards for business management, and give instructions and provide supervision in a cross-companies manner within the Group in accordance with the "Management Rules of Group Business Operation Standards".

- The relevant division and department, in conjunction with the Legal Department, shall design and enforce the compliance program for each group company.

- The Auditing Department, an interoffice auditing division under the direct control of the President of the Company, shall be responsible for overseeing and conduct regular internal audit of each division and department of the Company and each group company in cooperation or in part with the relevant division and department of the Company.

- The Auditing Department and the Accounting Department shall apply the "Control Self Assessment (CSA) Program" to each group company and each division and department of the Company so that the head of each company and each division and department of the Company shall conduct self-assessment of the status of the internal control, shall undertake the implementation of the improvement plan responding to warnings or recommendations, and shall certify the appropriateness of its internal control. These procedures are carried out as basis for the evaluation and confirmation by the management of internal control over financial reporting.

(6) Matters pertaining to employees who assist with the duties of corporate auditors and such employees' independence from directors, and a system to report to corporate auditors and a system that ensures an audit by corporate auditors are conducted effectively

Each of the items stated below shall be set forth in accordance with the "Audit Rules by Corporate Auditors":

- The office of corporate auditors shall be established to provide assistance to the corporate auditors in their duties and functions as a secretariat of the board of corporate auditors.

- Personnel matters with respect to the members of the office of corporate auditors shall be handled through consultations among the directors and the corporate auditors.

- A director shall notify to the board of corporate auditors those matters concerning the Company's basic management policy, plans and other material matters in advance (provided, however, that this shall not apply if corporate auditors attend a meeting of the board of directors or any other meeting at which such matter is discussed.)

- If a director becomes aware of a fact that might cause material damage to the Company, such director shall, without delay, notify such fact to the board of corporate auditors.

- A corporate auditor shall, upon a consultation with the President of the Company, attend important meetings, in addition to meetings of the board of directors, in order to gain a better understanding of the decision-making process with respect to material issues and the execution of operations.

- A corporate auditor may have access to important documents concerning the implementation of operations and may ask directors or employees to provide an explanation in respect thereof, whenever necessary.

****

Note to Business Report:
All monetary amounts indicated in the Business Report are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**2,243,792**	**Current liabilities**	**428,711**
Cash and deposits	239,528	Notes and accounts payable	72,465
Notes and accounts receivable	248,189	Short-term loans	3,361
Marketable securities	1,445,465	Income taxes payable	90,265
Inventories	116,131	Accrued expenses	129,874
Deferred tax assets	140,962	Reserve for employees' bonuses	37,366
Other	54,415	Other reserves	7,946
Allowance for doubtful receivables	(899)	Other	87,434
Fixed assets	**605,487**	**Long-term liabilities**	**98,035**
Tangible fixed assets	**236,134**	Reserve for employees' retirement benefits	17,537
Buildings and structures	105,799	Reserve for retirement allowances for directors and corporate auditors	2,220
Machinery, equipment and carriers	49,158	Reserve for SMON compensation	4,152
Tools and fixtures	9,537	Deferred tax liabilities	59,946
Land	61,835	Other	14,180
Construction in progress	9,804	**Total liabilities**	**526,746**
Intangible fixed assets	**10,191**	**Shareholders' equity**	**2,314,176**
Goodwill	3,656	Common stock	63,541
Other	6,535	Capital surplus	49,638
Investments and other assets	**359,162**	Retained earnings	2,523,641
Investment securities	292,777	Treasury stock	(322,644)
Long-term loans	232	**Valuation and translation adjustments**	**(33,394)**
Prepaid pension costs	34,365	Unrealized gain on available-for-sale securities	130,453
Properties for lease	21,625	Deferred losses on hedge instruments	(118)
Deferred tax assets	4,400	Foreign currency translation adjustments	(163,728)
Other	5,960	**Minority interests**	**41,750**
Allowance for doubtful accounts	(197)	**Total net assets**	**2,322,533**
TOTAL ASSETS	**2,849,279**	**TOTAL LIABILITIES AND NET ASSETS**	**2,849,279**

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008) (Millions of yen)

Item	Amount
Net sales	1,374,802
Cost of sales	278,631
Gross profit	1,096,171
Selling, general and administrative expenses	673,048
Operating income	423,123
Non-operating income	132,330
Interest and dividend income	62,063
Equity in earnings of affiliates	56,711
Other	13,556
Non-operating expenses	19,039
Interest expenses	333
Other	18,705
Ordinary income	536,415
Extraordinary gain	40,428
Gain on sales of fixed assets	751
Gain on sales of shares of affiliates	38,645
Gain from change in retirement benefit plan	1,031
Income before income taxes and minority interests	576,842
Income taxes:	218,766
Current	238,549
Deferred	(19,783)
Minority interests	2,623
Net income	355,454

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2007 to March 31, 2008) (Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686
Changes during the fiscal year					
Cash dividends			(129,251)		(129,251)
Net income			355,454		355,454
Repurchase of treasury stock				(128,758)	(128,758)
Disposal of treasury stock		0		46	46
Net change in items other than shareholders' equity during fiscal 2007					–
Total changes during the fiscal year	–	0	226,203	(128,712)	97,491
Balance as of March 31, 2008	63,541	49,638	2,523,641	(322,644)	2,314,176

	Valuation and translation adjustments					
	Unrealized gain or loss on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116
Changes during the fiscal year						
Cash dividends						(129,251)
Net income						355,454
Repurchase of treasury stock						(128,758)
Disposal of treasury stock						46
Net change in items other than shareholders' equity during fiscal 2007	(55,593)	280	(181,640)	(236,953)	879	(236,074)
Total changes during the fiscal year	(55,593)	280	(181,640)	(236,953)	879	(138,583)
Balance as of March 31, 2008	130,453	(118)	(163,728)	(33,394)	41,750	2,322,533

[Summary of Significant Accounting Policies for the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 47

Names of principal consolidated subsidiaries:

(Domestic) Wako Pure Chemical Industries, Ltd., Nihon Pharmaceutical Co., Ltd. and Takeda Bio Development Center Limited.

(Overseas) Takeda America Holdings, Inc., Takeda Pharmaceuticals North America, Inc., Takeda San Diego, Inc., Takeda Global Research and Development Center, Inc., Takeda Europe Holdings B.V., Takeda Pharmaceuticals Europe Limited, Laboratoires Takeda, Takeda UK Limited, Takeda Italia Farmaceutici S.p.A., Takeda Pharma GmbH, Takeda Cambridge Ltd., Takeda Global Research & Development Centre (Europe) Ltd., Takeda Ireland Limited and Takeda Pharma Ireland Limited.

(2) Increase and decrease of consolidated subsidiaries:

Increase : 3 (due to establishment and other)

Decrease : 2 (due to a merger between subsidiaries)

(3) Information related to fiscal year end of consolidated subsidiaries

The fiscal year of Tianjin Takeda Pharmaceuticals Co., Ltd. ends on December 31. For preparation of consolidated financial statements, its tentative financial statements as of March 31 were used.

2. Application of the Equity Method

(1) Number of affiliated companies accounted for by the equity method: 17

Names of principal affiliated companies accounted for by the equity method:

(Overseas) TAP Pharmaceutical Products Inc.

(2) Increase and decrease of affiliated companies accounted for by the equity method:

Increase: 0

Decrease: 4 (due to transfer of shares)

(3) Information related to fiscal year end of affiliated companies accounted for by the equity method

To apply the equity method for consolidation purposes, the most recent financial statements of each equity method companies were used, if their fiscal year ends differ from March 31, except for TAP Pharmaceutical Products Inc. For preparation of consolidated financial statements, tentative financial statements of TAP Pharmaceutical Products Inc. as of March 31 were used.

3. Significant Accounting Policies

(1) Valuation of Assets

1) Valuation of Securities

Trading securities:	Valued at market prices (Cost of securities sold is primarily calculated using the moving-average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Available-for-sale securities	
With market value:	Valued at market prices at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is primarily calculated using the moving-average method.)
Without market value:	Valued at cost using primarily the moving-average method

2) Valuation of Derivatives — Valued at fair value

3) Valuation of Inventories

Merchandise, finished products, semi-finished products and work-in-process:	Valued primarily at the lower of cost or market, cost being calculated using the weighted average cost method
Raw materials and supplies:	Valued primarily at the lower of cost or market, cost being calculated using the moving-average method

(2) Depreciation of Tangible Fixed Assets and Properties for Lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding building improvements) acquired on or after April 1, 1998, the straight-line method is applied. Consolidated subsidiaries outside Japan primarily use the straight-line method.

Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

(3) Provision of Reserves

1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries recognize reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated based upon the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible. Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) In order to appropriate funds for the payment of bonuses to employees, reserve for employees' bonuses is recognized according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

3) In order to cover payment of retirement benefits to employees, reserve for employees' retirement benefits is recognized as follows:

- The Company recognizes reserve for employees' retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (the contributory pension plan and the qualified pension plan).

- Four consolidated subsidiaries recognize reserve for employees' retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (qualified pension plans).

- Other consolidated subsidiaries recognize reserve for employees' retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the fiscal year.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.

(Additional information)
The Company reviewed the existing retirement benefit plan and transferred part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. In this regard, the Company applied "Accounting for Transfer between Retirement Benefit Plans" issued on January 31, 2002 (ASBJ Guidance No. 1, Accounting Standards Board of Japan) and accounted for 1,031 million yen as gain from change in retirement benefit plan.

4) In order to cover payment of retirement bonuses to directors, reserve for retirement bonuses for directors and corporate auditors is stated as the amount to be paid in accordance with the Company's internal policies.

5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

(4) Other Significant Accounting Policies for the Consolidated Financial Statements

1) Hedge Accounting

a. Methods of hedge accounting
Takeda Group uses deferred hedging. However, under certain conditions, forward exchange transactions and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

b. Hedging instruments, hedged items and hedging policies
Takeda Group uses interest rate swaps and option transactions to hedge a portion of cash flow related to future financial income and loss that is linked to short-term variable interest rates. In addition, Takeda Group uses forward foreign exchange transactions and currency options to hedge a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established policies regarding scope of usage and standards for selection of financial institutions.

c. Method of assessing effectiveness of hedges
Preliminary testing is conducted using statistical methods such as regression analysis, and post-transaction testing is conducted using ratio analysis.

2) Accounting for Lease Transactions
Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Stated Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the consolidated statement of income.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market method.

5. Changes to Significant Accounting Policies for the Consolidated Financial Statements
(1) Depreciation of Tangible Fixed Assets and Properties for Lease

In response to the amendment to the Corporate Tax Law, the Company changed the depreciation method for tangible fixed assets acquired on or after April 1, 2007 to comply with the amended Corporate Tax Law, and applied the new method from the fiscal year ended March 31, 2008. Such change has only a minor impact on operating income, ordinary income and income before income taxes and minority interests.

(Additional information)

In accordance with the amendment to the Corporate Tax Law, with respect to the tangible fixed assets acquired on or before March 31, 2007, the Company depreciated the amounts of difference between (i) the amount equivalent to five percent (5%) of the acquisition price and (ii) the nominal value in an equal amount over five (5) years commencing in the next fiscal year of the one in which net value of the relevant tangible fixed asset reached to five percent (5%) of its acquisition price by application of the depreciation method under the Corporate Tax Law before amendment, and recorded such amount as the depreciation expenses. Such change has only a minor impact on operating income, ordinary income and income before income taxes and minority interests.

(2) Change in Presentation of Negotiable Certificates of Deposit in the Consolidated Balance Sheet

In prior years, the negotiable certificates of deposit issued by domestic corporations have been recorded on the balance sheet as "Cash and deposits." However, from the fiscal year ended March 31, 2008, negotiable certificates of deposit are recorded as "Marketable securities" in response to the revision of the "Practical Guidelines on Accounting Standards for Financial Instruments" issued on July 4, 2007 (Accounting Practice Committee Statement No. 14, Japanese Institute of Certified Public Accountants) and "Q&A on Accounting for Financial Instruments" issued on November 6, 2007 (Accounting Practice Committee, Japanese Institute of Certified Public Accountants).

The balance of negotiable certificates of deposit recorded as "Marketable securities" on the balance sheet as of March 31, 2008 is 89,900 million yen.

[Notes to Consolidated Balance Sheet]

1. Assets pledged as collateral and secured liabilities
   (1) Assets pledged as collateral

Time deposit	¥21 million
Tangible fixed assets	¥5,617 million
Total	¥5,638 million

   (2) Secured liabilities

Accounts payable	¥14 million
Long term debt	¥1,250 million
Total	¥1,264 million

2. Accumulated depreciation on assets

Tangible fixed assets	¥409,468 million
Properties for lease	¥6,577 million

3. Guarantees
   Takeda Group has given guarantees for loans taken by the following persons from financial institutions:

Employees of Takeda Pharmaceutical Company Limited	¥2,181 million
Other	¥82 million
Total	¥2,263 million

4. Endorsed trade notes receivable ¥18 million

[Notes to Consolidated Statement of Income]

1. Research and development costs ¥275,788 million

[Notes to Consolidated Statement of Changes in Net Assets]

1. Class and total number of shares issued as of March 31, 2008
   Common Stock 889,272 thousand shares

2. Dividends
   (1) Amount of dividends paid

Resolutions	Class of Shares	Total Amount of Dividends	Dividends per Share	Record Date	Effective Date
Ordinary General Meeting of Shareholders (June 28, 2007)	Common Stock	¥58,443 million	¥68.00	March 31, 2007	June 29, 2007
Meeting of Board of Directors (November 5, 2007)	Common Stock	¥70,808 million	¥84.00	September 30, 2007	December 3, 2007
Total		¥129,251 million			

   (2) Dividends of which the record date is in the fiscal year ended March 31, 2008 and the effective date is in the following fiscal year
   Matters with respect to dividends on shares of common stock will be proposed at Ordinary General Meeting of Shareholders to be held on June 26, 2008 as follows.

(i)	Total amount of dividends	¥70,807 million
(ii)	Dividends per share	¥84.00
(iii)	Record date	March 31, 2008
(iv)	Effective date	June 27, 2008

Dividends will be paid from retained earnings.

[Per Share Information]

1. Net assets per share ¥2,706.00

2. Net income per share ¥418.97

[Significant Subsequent Events]

1. In March 2008, the Company and Abbott Laboratories ("Abbott") of the U.S. reached an agreement to split TAP Pharmaceutical Products Inc. ("TAP"), which is a joint venture between Takeda America Holdings, Inc. ("TAH"), a consolidated subsidiary of the Company, and Abbott, into two companies equally in value. The split was completed on April 30.

(1) Purpose of restructuring
Through this restructuring of business in the U.S., the marketing and development functions of Takeda Group in the U.S. will be concentrated into one system that can realize efficient business management and respond flexibly to the market needs and changes in the product line.

(2) Outline and schedule of the restructuring
(i) April 30, 2008
TAP was split into two companies. As a result of the split, Abbott obtained the assets related to, "Lupron Depot", a treatment for prostate cancer and endometriosis, and others. On the other hand, TAP became a wholly-owned subsidiary of TAH due to the restructuring which includes the company split of TAP, and retains the assets such as "Prevacid", a treatment for peptic ulcer available for sale, "dexlansoprazole (TAK-390MR)", a same treatment in process of application, "ilaprazole (IY-81149)", a same treatment in process of development, and "Febuxostat (TMX-67)", a treatment for hyperuricemia in patients with gout.
In addition, the adjustment of values to divide TAP equally in value between Abbott and the Company will be conducted separately.
(ii) July 2008 (scheduled)
TAP will be merged with Takeda Pharmaceuticals North America Inc., a consolidated subsidiary of the Company, and transfer the development function of TAP to Takeda Global Research & Development Center Inc.

(3) Outline of the subject companies

(As of March 31, 2008)

Trade name	TAP Pharmaceutical Products Inc.	Takeda Pharmaceuticals North America, Inc.	Takeda Global Research & Development Center Inc.
Principal business	Sale and development of pharmaceutical products	Sale of pharmaceutical products	Development of pharmaceutical products
Establishment date	May 1985	May 1998	January 2004
Location of head office	675 North Field Drive Lake Forest, IL 60045, U.S.A.	One Takeda Parkway Deerfield, IL 60015, U.S.A.	One Takeda Parkway Deerfield, IL 60015, U.S.A.
Representative	Alan MacKenzie	Mark Booth	Dave Recker
Capital stock	US$39.5 million	US$1	US$5 million

2. In April 2008, the Company and Millennium, which is a bio-pharmaceutical company in the U.S., agreed that the Company will acquire Millennium through a tender offer in cash to be exercised by Mahogany Acquisition Corp., which is a wholly-owned subsidiary of TAH.

(1) Purpose of the tender offer
Millennium is a world-class leading bio-pharmaceutical company which is focusing its research and development activities in the oncology field and the inflammation field and has a robust

research and development pipelines in such fields. The oncology field where Millennium is particularly strong is one of the significant therapeutic fields of research and development of the Company. In order for the Company to become a leading global pharmaceutical company, the Company considers that it is necessary to establish the status as a leader in the oncology field, which is expected to grow strongly. Making Millennium the Company's subsidiary through a tender offer significantly contributes to such strategy. Upon successful completion of the tender offer, the Company considers Millennium the "core company for the product strategy and related functions of Takeda group in the oncology field" and maximizes the synergic effect resulting from the acquisition of Millennium.

(2) Outline of the subject company

(i) Trade name	Millennium Pharmaceuticals, Inc.
(ii) Location of head office	Cambridge, Massachusetts, U.S.A.
(iii) Representative	CEO Deborah Dunsire
(iv) Number of employees	Approximately 1,000
(v) Capital stock	US$325,000 (as of December 31, 2007)
(vi) Total number of shares issued and outstanding	Common stock 324,850,168 shares (as of February 22, 2008)
(vii) Listing exchange	NASDAQ
(viii) Principal business	Research, development and sale of bio-pharmaceutical products

(3) Scheduled period for the tender offer

From April 11, 2008 (U.S. time) through May 8, 2008 (U.S. time)

(Note) The period for the tender offer may be extended.

(4) Scheduled price for the tender offer

US$25.0 per share

(Note) The Company refers to advice from UBS Investment Bank in determining the purchase price.

(5) Change in the number of shares of Millennium held by the Company due to the tender offer

Shareholding ratio before the tender offer	0%
Shareholding ratio after the tender offer	100% (Where 100% of the shares is purchased through the tender offer)

(6) Funds required for the tender offer

Approximately US$8.8 billion (scheduled)

(Note) The amount obtained by multiplying the total number of fully diluted shares of Millennium by the scheduled price for the tender offer per share in (4) above is described.

(7) Procurement of the funds required for the tender offer

To be all covered by own funds.

3. The Company acquired the shares of treasury stock by way of purchase in the market during the period from April 11, 2008 through April 24, 2008 pursuant to the resolution of the Board of Directors on April 10, 2008. The number of shares acquired was 11 million shares and the aggregate purchase price was 57.8 billion yen.
The acquisition of treasury stock was conducted for the purpose of improving capital efficiency.

4. The Board of Directors of the Company resolved on April 25, 2008 to cancel 57,130 thousand shares of treasury stock in order to further proceed with the shareholder-oriented management. The proceedings of this cancellation are scheduled to be completed on May 23, 2008.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and liabilities

	(Millions of yen)
(Deferred tax assets)	
Reserve for employees' bonuses	10,357
Research and development costs	63,972
Enterprise taxes	6,639
Inventories	9,108
Accrued expenses	31,401
Unrealized intercompany profits	8,878
Tax credits primarily for research and development costs	28,039
Reserve for employees' retirement benefits	5,816
Patents	33,552
Marketing rights	14,530
Tax credit for net operating losses	18,859
Other	23,957
Deferred tax assets - subtotal	255,107
Valuation allowance	(19,579)
Total deferred tax assets	235,528
(Deferred tax liabilities)	
Prepaid pension costs	(14,055)
Unrealized gain on available-for-sale securities	(84,889)
Undistributed earnings of foreign subsidiaries and affiliates	(31,333)
Reserve for reduction of fixed assets	(11,904)
Other	(7,976)
Total deferred tax liabilities	(150,157)
Net deferred tax assets	85,372

Note: Net deferred tax assets (liabilities) are included in the following items in the consolidated balance sheet.

Current assets - Deferred tax assets	140,962 million yen
Fixed assets - Deferred tax assets	4,400 million yen
Current liabilities - Other	(44) million yen
Fixed liabilities - Deferred tax liabilities	(59,946) million yen

2. The effective income tax rates of the companies after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Domestic statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	0.9
Increase or decrease in valuation allowance	2.8
Equity in earnings of affiliates	(3.5)
Non-taxable dividend income	(0.1)
Tax credits primarily for research and development costs	(3.9)
Other	0.8
Effective tax rate after application of deferred tax accounting	37.9

[Accounting for Retirement Benefits]

1. Description of retirement benefit plan adopted

   The Company and its consolidated subsidiaries have adopted a defined benefit plan comprising of a corporate pension plan, a qualified pension plan and a lump-sum retirement payment plan. In addition, the Company has adopted a cash balance plan in respect of a contributory pension plan.

   The Company transferred part of a lump-sum retirement payment plan to a defined contribution pension plan in April 2007.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation (Note)	(240,442)
b. Fair value of plan assets	262,230
c. Funded status (a + b)	21,788
d. Unrecognized actuarial gains and losses	5,953
e. Unrecognized prior service cost	(10,913)
f. Net liability (c+d+e)	16,828
g. Prepaid pension costs	34,365
h. Reserve for employees' retirement benefits (f-g)	(17,537)

Note: The impact of the partial transfer to a defined contribution pension plan of the Company is as follows:

	(Millions of yen)
Decrease in projected benefit obligation	7,423
Unrecognized actuarial gains and losses	(1,313)
Decrease in Reserve for employees' retirement benefits	6,111

The amount to be transferred to a defined contribution pension plan from the Company is 5,080 million yen, and the transfer is scheduled to be completed in four (4) years.

Some consolidated subsidiaries adopt the simplified method in calculating the retirement benefit obligation.

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note)	4,879
b. Interest cost	4,912
c. Expected return on plan assets	(5,870)
d. Recognized actuarial gains and losses	(5,587)
e. Amortization of prior service cost	(2,981)
f. Net retirement benefit costs (a + b + c + d + e)	(4,646)
g. Gains and losses from transfer to the defined contribution pension plan	(1,031)
h. Contribution paid to the defined contribution pension	559
i. Total (f + g + h)	(5,118)

Note: The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted. The service cost includes retirement benefit costs of consolidated subsidiaries that adopt a simplified method.

4. Basis of calculation of retirement benefit obligation

a. Method of the projected benefits allocation to each fiscal year:	Straight-line standard
b. Discount rate:	1.5% to 2.0%

c. Expected rate of return on plan assets:	1.5% to 2.5%
d. Recognition period of prior service cost :	Generally five years (using the straight-line method over the fixed number of years within the average remaining years of service time when obligations arise)
e. Recognition period of actuarial gains and losses:	Generally five years (expensed from the period of occurrence, mainly using the straight-line method over the fixed number of years within the average remaining years of service when obligations arise)

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2008) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**979,493**	**Current liabilities**	**290,617**
Cash and deposits	108,760	Notes payable	88
Notes receivable	4,732	Accounts payable	45,725
Accounts receivable	169,019	Other payable and accrued expenses	131,726
Marketable securities	479,097	Income taxes payable	76,032
Merchandise and products	31,325	Consumption tax payable	374
Work-in-process and semi-finished products	22,805	Deposits received	6,528
Materials	18,261	Reserve for loss on sales return	541
Advances	2,211	Reserve for sales rebates	6,092
Advance payments and prepaid expenses	2,461	Reserve for sales promotion	627
Deferred tax assets	117,136	Reserve for employees' bonuses	22,574
Other	23,693	Reserve for bonuses for directors and corporate auditors	217
Allowance for doubtful receivables	(6)	Other	92
Fixed assets	**852,210**	**Long-term liabilities**	**14,531**
Tangible fixed assets	**104,257**	Reserve for employees' retirement benefits	5,257
Buildings and structures	55,761	Reserve for retirement allowances for directors and corporate auditors	1,648
Machinery and equipment	18,833	Reserve for SMON compensation	4,152
Vehicles and carriers	63	Other	3,473
Tools and fixtures	2,757	**Total liabilities**	**305,147**
Land	20,787	**Shareholders' equity**	**1,441,988**
Construction in progress	6,057	Common stock	63,541
Intangible fixed assets	**81**	Capital surplus	49,638
Investments and other assets	**747,872**	Additional paid-in capital	49,638
Investment securities	177,318	Other capital surplus	0
Investment to subsidiaries and affiliates	475,514	Retained earnings	1,651,439
Contributions to subsidiaries and affiliates	43,129	Legal reserve	15,885
Long-term deposits	43,510	Other retained earnings	1,635,554
Long-term loans	72	Reserve for retirement benefits	5,000
Long-term prepaid expenses	257	Reserve for dividends	11,000
Prepaid pension costs	34,365	Reserve for research and development	2,400
Deferred tax assets	6,830	Reserve for capital improvements	1,054
Allowance for doubtful accounts	(123)	Reserve for promotion of exports	434
Reserve for investment loss	(33,000)	Reserve for special depreciation	399
		Reserve for reduction of fixed assets	6,516
		General reserve	1,214,500
		Unappropriated retained earnings at the end of the fiscal year	394,251
		Treasury stock	(322,631)
		Valuation and translation adjustments	**84,568**
		Unrealized gain on available-for-sale securities	84,586
		Deferred losses on hedge instruments	(17)
		Total net assets	**1,526,556**
TOTAL ASSETS	1,831,704	TOTAL LIABILITIES AND NET ASSETS	1,831,704

NON-CONSOLIDATED STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008) (Millions of yen)

Item	Amount
Net sales	892,546
Cost of sales	225,706
Gross profit	666,839
Selling, general and administrative expenses	398,904
Operating income	267,935
Non-operating income	23,736
Interest and dividend income	11,333
Interest on securities	3,325
Other	9,078
Non-operating expenses	19,045
Interest expenses	154
Other	18,890
Ordinary income	272,627
Extraordinary gain	37,971
Gain on sales of fixed assets	751
Gain on sales of shares of affiliates	36,188
Gain from change in retirement benefit plan	1,031
Extraordinary loss	33,000
Provision for reserve for investment loss	33,000
Income before income taxes	277,597
Income taxes:	103,011
Current	137,558
Deferred	(34,547)
Net income	174,586

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2007 to March 31, 2008) (Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			
		Capital surplus			Retained earnings								
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain or loss on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2007	63,541	49,638	-	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400
Changes during the fiscal year													
Cash dividends						(129,251)	(129,251)		(129,251)				(129,251)
Provision for general reserve									–				–
Reversal of reserve for special depreciation									–				–
Provision for reserve for reduction of fixed assets									–				–
Reversal of reserve for reduction of fixed assets									–				–
Net income						174,586	174,586		174,586				174,586
Repurchase of treasury stock								(128,758)	(128,758)				(128,758)
Disposal of treasury stock			0	0				46	46				46
Net change in items other than shareholders' equity during fiscal 2007									–	(45,748)	280	(45,467)	(45,467)
Total changes during the fiscal year	–	–	0	0	–	45,335	45,335	(128,712)	(83,377)	(45,748)	280	(45,467)	(128,844)
Balance as of March 31, 2008	63,541	49,638	0	49,638	15,885	1,635,554	1,651,439	(322,631)	1,441,988	84,586	(17)	84,568	1,526,556

*Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for research and development	Reserve for capital improvements	Reserve for promotion of exports	Reserve for special depreciation	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219
Changes during the fiscal year										
Cash dividends									(129,251)	(129,251)
Provision for general reserve								22,000	(22,000)	—
Provision for reserve for special depreciation						(549)			549	—
Provision for reserve for reduction of fixed assets							356		(356)	—
Reversal of reserve for reduction of fixed assets							(10,325)		10,325	—
Net income									174,586	174,586
Repurchase of treasury stock										—
Disposal of treasury stock										—
Net change in items other than shareholders' equity during fiscal 2007										—
Total changes during the fiscal year	—	—	—	—	—	(549)	(9,970)	22,000	33,854	45,335
Balance as of March 31, 2008	5,000	11,000	2,400	1,054	434	399	6,516	1,214,500	394,251	1,635,554

[Significant Accounting Policies]

1. Valuation of Assets

(1) Valuation of Securities

Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Shares of subsidiaries and affiliates:	Valued at cost using the moving-average method
Available-for-sale securities	
With market values:	Valued at market prices at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is calculated using the moving-average method.)
Without market values:	Valued at cost using the moving-average method

(2) Valuation of Derivatives: Valued at fair value

(3) Valuation of Inventories

Merchandise:	Valued at the lower of cost or market, cost being calculated using the weighted average cost method
Finished products:	Valued at cost using the weighted average cost method
Work-in-process and semi-finished products:	Same as the above
Raw materials:	Valued at the lower of cost or market, cost being calculated using the moving-average method

2. Depreciation of Tangible Fixed Assets and Properties for Lease:

Declining-balance method; provided that the straight-line method is applied for buildings (excluding building improvements) acquired on or after April 1, 1998.

Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

3. Provision of Reserves

(1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company recognizes reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for investment loss is sated at the amount required for accounting for potential losses on investment in subsidiaries and affiliates and others by taking into consideration the financial position of such companies and other factors.

(3) Reserve for loss on sales return is stated as the aggregate amount of profits from sales and cost of damaged products calculated based on the past actual in order to account for potential losses on sales returns.

(4) Reserve for sales rebates is stated at an amount calculated based on the past actual in order to provide for sales rebates on goods sold.

(5) Reserve for sales promotion is stated as the amount calculated by multiplying the delivered amounts to retailers by the rate of the payment based on the past actual in order to cover expenditures for sales promotions to be conducted for product sales.

(6) In order to cover payment of bonuses to employees, the reserve for employees' bonuses is stated at the projected amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payment period.

(7) In order to cover payment of bonuses to directors and corporate auditors, the reserve for bonuses for directors and corporate auditors is stated as the projected amount to be paid.

(8) Reserve for employees' retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of the fiscal year, less the estimated amounts of the fair value of pension assets of the corporate pension plans (the contributory pension plan and the qualified pension plan) in order to cover payment of retirement benefit to employees.
Prior service cost is amortized using the straight-line method over a fixed number of years (five years) within the average remaining years of service when obligations arise.
Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, on a straight-line basis over the fixed number of years (five years) within the average remaining service time in each period when obligations arise.
(Additional information)
The Company reviewed the existing retirement benefit plan and transferred part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan in April 2007. In this regard, the Company applied the "Guidance on Accounting for Transfer between Retirement Benefit Plans" issued by the Accounting Standards Board of Japan issued on January 31, 2002 (ASBJ Guidance No. 1, Accounting Standards Board of Japan), and accounted for 1,031 million yen as gain from change in retirement benefit plan.

(9) In order to cover the payment of retirement benefits to directors and corporate auditors, the reserve for retirement benefits for directors and corporate auditors is stated at the estimated amount to be paid as of the balance sheet date in accordance with the Company's internal policies.

(10) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

4. Other Significant Accounting Policies for the Non-Consolidated Financial Statements

1) Hedge Accounting

a. Methods of hedge accounting
The Company uses deferred hedging. Under certain conditions, forward exchange transactions are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

b. Hedging instruments, hedged items and hedging policies
The Company uses Yen-denominated interest rate swaps to hedge a portion of cash flow related to future financial income or loss that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange transactions to hedge a portion of foreign currency denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established policies regarding the scope of usage and standards for selection of financial institutions.

c. Method of assessing effectiveness of hedges
Preliminary testing is performed using statistical methods such as regression analysis, and post-transaction testing is performed using ratio analysis.

2) Accounting for Lease Transactions
Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Stated Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the statement of income.

5. Changes to Significant Accounting Policies

(1) Depreciation Method on Tangible Fixed Assets and Properties for Lease
In response to the amendment to the Corporate Tax Law, the Company changed the depreciation method for tangible fixed assets acquired on or after April 1, 2007 to comply with the amended Corporate Tax Law, and applied the new method from fiscal year ended March 31, 2008. Such change has only a minor impact on operating income, ordinary income and income before income taxes.
(Additional information)
In accordance with the amendment to the Corporate Tax Law, with respect to the tangible fixed assets acquired on or before March 31, 2007, the Company depreciated the amounts of difference between (i) the amount equivalent to five percent (5%) of the acquisition price and (ii) the nominal value in an equal amount over five (5) years commencing in the next fiscal year of the one in which the net value of the relevant tangible fixed asset reached to five percent (5%) of its acquisition price by application of the depreciation method under the Corporate Tax Law before amendment, and recorded such amount as the depreciation expenses. Such change has only a minor impact on operating income, ordinary income and income before income taxes.

(2) Change in Presentation of Negotiable Certificates of Deposit on the Balance Sheet
In prior years, the negotiable certificates of deposit issued by domestic corporations have been recorded on the balance sheet as "Cash and deposits." However, from the fiscal year ended March 31, 2008, negotiable certificates of deposit are recorded as "Marketable securities" in response to the revision of the "Practical Guidelines on Accounting Standards for Financial Instruments" issued on July 4, 2007 (Accounting Practice Committee Statement No. 14, Japanese Institute of Certified Public Accountants) and "Q&A on Accounting for Financial Instruments" issued on November 6, 2007 (Accounting Practice Committee, Japanese Institute of Certified Public Accountants).
The balance of negotiable certificates of deposit recorded as "Marketable securities" on the balance sheet as of March 31, 2008 is 54,400 million yen.

[Notes to Non-Consolidated Balance Sheet]

1. Accumulated depreciation on assets:
   Tangible fixed assets ¥273,438 million

2. Guarantees:
   The Company has given guarantees for loans taken by the following persons from financial institutions:
   Employees of Takeda Pharmaceutical Company Limited ¥2,181 million

3. Receivables from and payables to subsidiaries and affiliates

Short-term receivables:	¥32,121 million
Long-term receivables:	¥41,576 million
Short-term payables:	¥18,245 million
Long-term payables:	¥1 million

[Notes to Non-Consolidated Statement of Income]

1. Transactions with subsidiaries and affiliates

Operating transactions	
Sales:	¥206,864 million
Purchases:	¥31,574 million
Other:	¥105,201 million
Non-operating transactions:	
Non-operating income and extraordinary gain	¥12,259 million
Non-operating expenses	¥85 million

2. Research and development costs: ¥236,011 million

[Notes to Non-Consolidated Statement of Changes in Net Assets]

1. Class and total number of treasury stock as of March 31, 2008
   Common Stock 46,329 thousand shares

[Fixed Assets under Finance Lease]

1. In addition to the fixed assets in the non-consolidated balance sheet, part of the business equipment is used under the finance lease agreement without transfer of ownership.

[Per Share Information]

1. Net assets per share ¥1,810.98

2. Net income per share ¥205.76

[Significant Subsequent Events]

1. The Company acquired the shares of treasury stock by way of purchase in the market during the period from April 11, 2008 through April 24, 2008 pursuant to the resolution of the Board of Directors on April 10, 2008. The number of shares acquired was 11 million shares and the aggregate amount of purchase price was 57.8 billion yen.
   The acquisition of treasury stock was conducted for the purpose of improving capital efficiency.

2. The Board of Directors of the Company resolved on April 25, 2008 to cancel 57,130 thousand shares of treasury stock in order to further proceed with the shareholder-oriented management. The proceedings of this cancellation were scheduled to be completed on May 23, 2008.

[Transactions with Related Parties]

1. Subsidiaries and Affiliates

Type	Name of the company	Percentage of ownership of the voting rights	Relationship between the Company and the Related Parties	Transaction	Amount of Transaction	Item	Balance as of March 31, 2008
Subsidiary	Takeda Pharmaceuticals North America, Inc.	Indirectly owned 100% of the voting rights by the Company	-Sale of products of the Company -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Non-operating transaction	-	Long-term deposits	¥39,783 million

Terms of the transactions and the policies on decision made for the terms of transactions:
The above amount is the amount transferred to Takeda Pharmaceuticals North America, Inc. in connection with the Agreed Pricing Arrangement between the tax authorities of Japan and the U.S. Such amount will be refunded sequentially by March 2011, with no interest accruing thereon.

[Business Combination]

1. Absorption-Type Corporate Split

(1) Name and business of the company, legal structure of the business combination, name of the company after the business combination and outline of the transaction including the purpose of the transaction

- Name and business of the company:
  Name: Takeda Pharmaceutical Real Estate Company, Limited
  Business: Lease of office buildings (TS Tower, IT Building and TNK Building)
- Legal structure of the business combination and name of the company after business combination:
  Absorption-type corporate split (*kyushu-bunkatsu*), in which the Company divested its business and Takeda Pharmaceutical Real Estate Company, Limited, a subsidiary of the Company, succeeds to such business.
  The name of the Company and Takeda Pharmaceutical Real Estate Company, Limited will not change after the split.
- Outline of the transaction including the purpose of the transaction:
  In order to seek further efficiency in the real estate business of the Group, the Company determined to transfer its business of leasing office buildings to Takeda Pharmaceutical Real Estate Company, Limited, a wholly-owned subsidiary of the Company, through a corporate split.

(2) Outline of the accounting
For accounting purposes, the above corporate split was treated as a transaction under common control in accordance with the "Accounting Standards for Business Combination" issued on October 31, 2003 (Business Accounting Council) and the "Implementation Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business

Divestitures" issued on December 27, 2005 (ASBJ Guidance No. 10, Business Accounting Council).
The Company received shares of Takeda Pharmaceutical Real Estate Company, Limited as consideration for the transfer. The Company has not recognized gain or loss from the transfer of the business because the Company is deemed to be continuously conducting the transferred business through its ownership of such shares.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and deferred tax liabilities:

	(Millions of yen)
(Deferred tax assets)	
Reserve for employees' bonuses	9,233
Research and development cost	63,870
Enterprise taxes	6,407
Inventories	8,861
Accrued expenses	15,372
Reserve for sales rebates	2,469
Tax credits primarily for research and development costs	27,741
Reserve for employees' retirement benefits	2,150
Excess depreciation of tangible fixed assets	6,651
Patents	33,552
Marketing rights	14,530
Reserve for investment losses	13,497
Other	12,753
Deferred tax assets - subtotal	217,086
Valuation allowance	(15,454)
Total deferred tax assets	201,632
(Deferred tax liabilities)	
Prepaid pension costs	(14,055)
Unrealized gain on available-for-sale securities	(58,826)
Reserve for reduction of fixed assets	(4,509)
Other	(276)
Total deferred tax liabilities	(77,666)
Net deferred tax assets	123,966

Note: Net deferred tax assets are included in the following items on the balance sheet:
Current assets - deferred tax assets: 117,136 million yen
Fixed assets – deferred tax assets: 6,830 million yen

2. The effective income tax rate of the Company after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	1.2
Non-taxable dividend income	(1.4)
Tax credits primarily for research and development costs	(7.3)
Increase or decrease in valuation allowance	5.6
Other	(1.9)
Effective tax rate after application of deferred tax accounting	37.1

[Accounting for Retirement Benefits]

1. Description of retirement benefit plan adopted

   The Company adopted a defined benefit plan comprising of a corporate pension plan (cash balance plan), a qualified pension plan and a lump-sum retirement payment plan. The Company transferred part of a lump-sum retirement payment plan to a defined contribution pension plan in April 2007.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation (Note)	(218,679)
b. Fair value of plan assets	253,745
c. Funded status (a + b)	35,065
d. Unrecognized actuarial gains and losses	4,514
e. Unrecognized prior service cost	(10,472)
f. Net asset (c+d+e)	29,108
g. Prepaid pension costs	34,365
h. Reserve for employees' retirement benefits (f-g)	(5,257)

Note: The impact of the partial transfer to a defined contribution pension plan of the Company is as follows:

	(Millions of yen)
Decrease in projected benefit obligation	7,423
Unrecognized actuarial gains and losses	(1,313)
Decrease in reserve for employees' retirement benefits	6,111

The amount to be transferred to a defined contribution pension plan from the Company is 5,080 million yen, and the transfer is scheduled to be completed in four (4) years.

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note)	4,080
b. Interest cost	4,516
c. Expected return on plan assets	(5,653)
d. Recognized actuarial gains and losses	(5,725)
e. Amortization of prior service cost	(2,792)
f. Net retirement benefit costs (a + b + c + d + e)	(5,574)
g. Gains or losses from transfer to the defined contribution pension plan	(1,031)
h. Contribution paid to the defined contribution pension plan	559
i. Total (f + g + h)	(6,046)

Note: The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.

4. Basis of calculation of retirement benefit obligation

a. Method of the projected benefits allocation to each fiscal year:	Straight-line standard
b. Discount rate:	2.0%
c. Expected rate of return on plan assets:	2.0%
d. Recognition period of prior service cost:	Five years (using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise)
e. Recognition period of actuarial gains and losses:	Five years (expensed from the period of occurrence using the straight-line method over a fixed

number of years within the
average remaining years of service
when obligations arise)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 7, 2008

The Board of Directors
Takeda Pharmaceutical Company Limited

KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Tani (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes of Takeda Pharmaceutical Company Limited (the "Company").as of March 31, 2008 and for the fiscal year from April 1, 2007 to March 31, 2008 in accordance with Article 444, Paragraph 4 of the Company Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

1. As discussed in Note 1 of "Significant Subsequent Events", the Company conducted the business restructuring in the U.S.
2. As discussed in Note 2 of "Significant Subsequent Events", the Company decided to acquire shares of Millennium Pharmaceuticals, Inc. through tender offer.
3. As discussed in Note 3 of "Significant Subsequent Events", the Company acquired the shares of treasury stock pursuant to the resolution of the Board of Directors on April 10, 2008.
4. As discussed in Note 4 of "Significant Subsequent Events", the Company resolved to cancel the shares of treasury stock at the meeting of the Board of Directors on April 25, 2008.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 7, 2008

The Board of Directors
Takeda Pharmaceutical Company Limited

KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Tani (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Takeda Pharmaceutical Company Limited (the "Company") as of March 31, 2008 and for the 131st fiscal year from April 1, 2007 to March 31, 2008 in accordance with Article 436, Paragraph 2, Item 1 of the Company Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

1. As discussed in Note 1 of "Significant Subsequent Events", the Company acquired the shares of treasury stock pursuant to the resolution of the Board of Directors on April 10, 2008.
2. As discussed in Note 2 of "Significant Subsequent Events", the Company resolved to cancel the shares of treasury stock at the meeting of the Board of Directors on April 25, 2008.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

〔AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)〕

Audit Report

The Board of Corporate Auditors prepared this audit report regarding the performance of duties of the Directors of the Company during the 131st fiscal year from April 1, 2007 to March 31, 2008, upon deliberation, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1. Auditing Method Employed by Corporate Auditors and Board of Corporate Auditors and Details Thereof
   The Board of Corporate Auditors established the audit policy and duties of each Corporate Auditor, received reports from each Corporate Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Independent Auditors, KPMG AZSA & Co., on the performance of their duties, and ,when necessary, requested explanations.

   In accordance with the audit policy established by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, each Corporate Auditor has had communication with Directors, employees and other related persons and the internal audit division of the Company and endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. The Corporate Auditors also inspected the important materials used for the deliberation and reporting, and examined the status of operations and properties at the head office and the principal offices of the Company. The Corporate Auditors monitored and examined the substance of resolution by the Board of Directors regarding establishment of the "system as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company's operation will be conducted appropriately" (Internal Control System) and the status of such system being established in accordance with such resolution. As for the subsidiaries of the Company, the Corporate Auditors examined the status of operations and properties of the subsidiaries by asking for reports on their respective business from the Directors and other related persons of the Company in charge of the subsidiaries, having communication with the directors and corporate auditors of the subsidiaries and sharing information among them as well as visiting the subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.

   In addition, the Corporate Auditors also monitored and examined whether the Independent Auditors maintain their independence and conduct their audits in an appropriate manner. The Corporate Auditors received reports from the Independent Auditors on the performance of their duties and, when necessary, requested their explanations. The Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the "system for ensuring appropriate execution of the duties of the independent auditors" (as set forth in Items of Article 159 of the Ordinance for Corporate Accounting) in compliance with the "Quality Control Standard for Auditing" (adopted by the Business Accounting Council on October 28, 2005). The Corporate Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income and statement of changes in net assets) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income and consolidated statement of changes in net assets).

2. Results of Audit
   (1) Results of Audit of the Business Report, etc.
      A. We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
      B. We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.
      C. We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.

   (2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules

We confirm that the method and the results of the audit conducted by the Independent Auditors are appropriate.

(3) Results of Audit of the Consolidated Financial Statements
We confirm that the method and the results of the audit conducted by the Independent Auditors are appropriate.

May 8, 2008

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

Full-time Corporate Auditor:	Toyoji Yoshida
Corporate Auditor:	Kiyoshi Taura
Corporate Auditor:	Yoichi Asakawa
Corporate Auditor:	Tadashi Ishikawa

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as provided in Article 2, Item 16 of the Company Law of Japan.

END

Reference Document for General Meeting of Shareholders

Proposals and Reference Matters:

First Proposal: Appropriation of Surplus

As an R&D-oriented world-class pharmaceutical company, the Company will continue conducting strategic investments by focusing on the enhancement of its R&D pipeline and improvement of the business infrastructure both in Japan and overseas in search of a sustainable growth of corporate value.

As per the dividends, the Company seeks to increase the consolidated dividend payout ratio step by step, with the target ratio in the final year of the 2006-2010 Medium-term Management Plan of approximately forty-five percent (45%), in addition to basic policy to maintain stable profit distribution to shareholders in a manner corresponding to the consolidated results, based on the long-term perspective.

With due considerations to the dividend policy stated above, the Company will provide for an enhancement of the corporate quality and the future business development.

Taking into consideration the foregoing, the Company is presenting the following proposal with respect to the appropriation of surplus for this term.

1. Year-end dividends
   (1) Type of dividend asset
   Cash

   (2) Allocation of dividend assets to shareholders and total amount of allocation

   Eighty-four yen (JPY84) per share of common stock
   Total amount: Seventy billion eight hundred and seven million two hundred sixty-six thousand two hundred sixty-four yen (JPY70,807,266,264)

(For your information)
If this proposal is approved, the total dividend for the full business year shall amount to one hundred and sixty-eight yen (JPY168) per share (an increase of forty yen (JPY40), compared to the previous business year, consolidated dividend payout ratio of 40.1%), which includes an interim dividend of eighty-four yen (JPY84) per share.

   (3) Effective date of dividend payment
   June 27, 2008

2. Other appropriation of surplus

   (1) Accounts of surplus showing a decrease, and the amount of such decrease
   General reserve: Three hundred billion yen (JPY300,000,000,000)

   (2) Accounts of surplus showing an increase, and the amount of such increase
   Unappropriated retained earnings: Three hundred billion yen (JPY300,000,000,000)

Second Proposal: Election of seven (7) Directors

The term of office of the seven (7) Directors, Messrs. Kunio Takeda, Yasuchika Hasegawa, Makoto Yamaoka, Hiroshi Akimoto, Kiyoshi Kitazawa, Hiroshi Shinha and Yasuhiko Yamanaka, will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect seven (7) Directors.

The candidates for Directors are as follows:

Candi-date No.	Name (Date of Birth)	Career Summary, Position and Duty		Number of Shares of the Company Owned
1	Kunio Takeda (January 5, 1940)	April 1962	Joined the Company	859,201 shares
		June 1987	Director of the Company	
		June 1989	Managing Director of the Company	
		June 1991	Senior Managing Director of the Company	
		June 1992	Executive Vice President and Representative Director of the Company	
		June 1993	President and Representative Director of the Company	
		June 2003	Chairman of the Board and Representative Director of the Company (to present)	
2	Yasuchika Hasegawa (June 19, 1946)	April 1970	Joined the Company	14,200 shares
		October 1998	Corporate Officer and General Manager of Pharmaceutical International Division of the Company	
		June 1999	Director of the Company	
		June 2001	General Manager of Corporate Planning Department of the Company	
		April 2002	General Manager of Corporate Strategy & Planning Department of the Company	
		June 2003	President and Representative Director of the Company (to present)	
3	Makoto Yamaoka (September 23, 1945)	April 1969	Joined the Company	4,800 shares
		October 1998	General Manager of Planning Department, Pharmaceutical Marketing Division of the Company	
		June 1999	Corporate Officer of the Company	
		November 2000	General Manager of Pharmaceutical Marketing Division of the Company	
		June 2002	Director of the Company	
		June 2004	Managing Director of the Company	
		June 2006	Senior Managing Director of the Company (to present)	
		April 2007 to March 2008	General Manager of Corporate Strategy & Planning Department of the Company	

4	Kiyoshi Kitazawa (April 8, 1942)	April 1971 October 1996 June 1999 June 2000 October 2001 June 2002 October 2002 June 2006 June 2006 to March 2008	Joined the Company General Manager of Strategic Planning Development, Pharmaceutical Development Division of the Company Corporate Officer of the Company Deputy General Manager of Pharmaceutical Development Division of the Company General Manager of Strategic Product Planning Department Director of the Company General Manager of Pharmaceutical Development Division of the Company Managing Director of the Company (to present) General Manager of Strategic Product Planning Department	4,431 shares
5	Hiroshi Shinha (July 5, 1947)	April 1971 October 2001 June 2002 June 2002 June 2003	Joined the Company Deputy General Manager of Legal Department of the Company General Manager of Legal Department of the Company (to present) Corporate Officer of the Company Director of the Company (to present)	4,100 shares
6	Yasuhiko Yamanaka (January 18, 1956)	April 1979 June 2003 June 2004 April 2007 June 2007	Joined the Company General Manager of Corporate Strategy & Planning Department of the Company Corporate Officer of the Company General Manager of Pharmaceutical Marketing Division of the Company (to present) Director of the Company (to present)	1,600 shares
7	Shigenori Ohkawa (January 20, 1955)	April 1979 April 2004 October 2005 June 2007	Joined the Company General Manager of Medical Chemistry Research Laboratories, Pharmaceutical Research Division of the Company General Manager of Pharmaceutical Research Division (to present) Corporate Officer of the Company (to present)	1,700 shares

Note: There is no special interest between the above candidates and the Company.

Third Proposal: Election of two (2) Corporate Auditors

The term of office of two (2) Corporate Officers, Messrs. Kiyoshi Taura and Yoichi Asakawa, will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect two (2) Corporate Auditors. The Board of Corporate Auditors has agreed to this proposal.

The candidates for Corporate Auditors are as follows:

Candi-date No.	Name (Date of Birth)	Career Summary		Number of Shares of the Company Owned
1	Naohisa Takeda (September 1, 1949)	April 1972 April 2000 November 2003 June 2005 June 2007	Joined the Company General Manager of Department of Europe, Pharmaceutical International Division of the Company General Manager of Department of Europe and Asia of the Company Corporate Officer of the Company (to present) General manager of Overseas Business Planning Division of the Company (to present)	839,082 shares
2	Tsuguoki Fujinuma (November 21, 1944)	June 1970 November 1974 May 1986 May 1991 June 1993 July 2004 to July 2007 June 2007 July 2007 to March 2008 August 2007 October 2007	Joined Arthur Young & Co. Registered as a certified public accountant Joined ASAHI SHINWA & Co. as Associate Partner Senior Partner of Asahi Shinwa & Co. Joined Showa Ota & Co. (present name: Ernst & Young ShinNihon) as Senior Partner Chairman and President of the Japanese Institute of Certified Public Accountants Left Ernst & Young ShinNihon Outside Advisor of Sumitomo Corporation Director of Tokyo Stock Exchange Group, Inc. (to present) Governor of Tokyo Stock Exchange Regulation (to present)	0 share

Notes:

1. There are no special interest between the above candidates and the Company.

2. Mr. Tsuguoki Fujinuma is a candidate for Outside Corporate Auditor prescribed in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.

3. The Company seeks the shareholders' election of Mr. Tsuguoki Fujinuma as Corporate Auditor because the Company comprehensively judged that he is qualified for such office in view of his long-term activities as a certified public accountant and his broad-ranging insight and extensive experience.

4. Mr. Tsuguoki Fujinuma has not directly engaged in the management of a company so far. However, the Company judged that he has an adequate ability to perform the duty of Corporate Auditor in an appropriate manner because he has broad-ranging insight and extensive experience as a certified public accountant, particularly in the area of corporate accounting.

5. It is prescribed in Article 35, Paragraph 2 of the Articles of Incorporation of the Company that the Company may enter into agreements with Outside Corporate Auditors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the

Company Law to the amount provided by law. Upon the election of Mr. Tsuguoki Fujinuma is approved, the Company will enter into such agreement with Mr. Fujinuma.

Fourth Proposal: Payment of bonus allowances to Directors and Corporate Auditors

It is proposed that 200 million yen in total for Directors and 17 million yen in total for Corporate Auditors respectively be paid to seven (7) Directors and four (4) Corporate Auditors, as of the end of this business year, in view of the consolidated business results of this business year, amounts paid in the past and other circumstances.

(Supplemental information)
Basic concept adopted by the Company in connection with the revision of the remuneration system for Directors and Corporate Auditors related to the Fifth, Sixth and Seventh Proposals

At the meeting of the Board of Directors held on April 25, 2008, the Company resolved to revise the remuneration system for Directors and Corporate Auditors for the purpose of introducing a new remuneration system that further contributes to the enhancement of corporate value. The outline of the revision is as follows:

1. New remuneration system for Directors

   The remuneration to be paid to Directors under the new system shall be comprised of the fixed basic remuneration (monthly payment), the bonus allowances in the amount determined by taking into consideration the consolidated business results of the subject fiscal year and other factors, and the stock options linked to the medium-to-long-term business results of the Company. In connection with such revision, the retirement allowance plan for Directors shall be terminated at the time of the close of this ordinary general meeting of shareholders.

   (Introduction of stock option plan)

   The process of research and development of pharmaceuticals at a pharmaceutical company, commencing with the discovery of a new drug and ending with the launch of a new product, requires a considerable period of time. Based on this feature of the business of a pharmaceutical company, the Company shall introduce a stock option plan in order to further boost Directors' morale and motivation to improve medium-to-long-term business results and thereby to enhance the corporate value of the Company.

2. New remuneration system for Corporate Auditors

   Taking into account the role expected to be played by Corporate Auditors in the Company, a new remuneration system for Corporate Auditors shall not be similar to the new remuneration system for Directors which is closely linked to the business results of the Company. The Company shall revise the remuneration system for Corporate Auditors to that consisting only of a fixed remuneration (monthly payment). In connection with such revision, the retirement allowance plan and the bonus plan for the Corporate Auditors shall be terminated at the time of the close of this ordinary general meeting of shareholders.

For the reasons stated above, the Company hereby submits the Fifth Proposal: Payment of retirement allowances to a retiring Director and retiring Corporate Auditors, and payment of retirement allowances to Directors and Corporate Auditors for the period up to the termination of the retirement allowance plan; the Sixth Proposal: Revision of the amount of remuneration for Corporate Auditors; and the Seventh Proposal: Determination of the amount and contents of the stock option remuneration for Directors.

Fifth Proposal: Payment of retirement allowances to a retiring Director and retiring Corporate Auditors, and payment of retirement allowances to Directors and Corporate Auditors for the period up to the termination of the retirement allowance plan

It is proposed that retirement allowances be paid to Director, Mr. Hiroshi Akimoto, and to Corporate Auditors, Mr. Kiyoshi Taura and Mr. Yoichi Asakawa, who are retiring at the close of this ordinary general meeting of shareholders at which their terms of office expire, in appreciation for their meritorious services to the Company. The amounts of such allowances shall be within the amounts deemed to be reasonable in accordance with the established rules of the Company.

You are requested to authorize the Board of Directors to make decisions with respect to the retirement allowance of the retiring Director and to authorize the Corporate Auditors, through discussions amongst themselves, to make decisions with respect to the retirement allowance of the retiring Corporate Auditors, as to the definite amount, the date of payment and the method of payment.

Summaries of the career of the retiring Director and Corporate Auditors are as follows:

Hiroshi Akimoto	June 2000	Director of the Company
	June 2003	Managing Director of the Company (to present)
Kiyoshi Taura	June 1998	Corporate Auditor of the Company (to present)
Yoichi Asakawa	June 2004	Corporate Auditor of the Company (to present)

The Company determined to revise its remuneration system for Directors and Corporate Auditors (see page 65 for the outline of the revision) and to terminate the retirement allowance plan at the time of the close of this ordinary general meeting of shareholders. In this connection, it is proposed that retirement allowances be paid to the following six (6) Directors and two (2) Corporate Auditors, in appreciation for their meritorious services to the Company for the period up to the close of this ordinary general meeting of shareholders, within the amounts deemed to be reasonable in accordance with the established rules of the Company. You are requested to authorize the Board of Directors to make decisions with respect to the retirement allowance of the Directors and to authorize the Corporate Auditors, through discussions amongst themselves, to make decisions with respect to the retirement allowance of the Corporate Auditors, as the definite amount, the method of payment and other related matters. The date of payment shall be the date of retirement of the relevant Director or Corporate Auditor.

Summaries of the career of the Directors and Corporate Auditors, to whom retirement allowances for the period up to the termination of the retirement allowance plan shall be paid, are as follows:

Kunio Takeda	June 1987	Director of the Company
	June 1989	Managing Director of the Company
	June 1991	Senior Managing Director of the Company
	June 1992	Executive Vice President of the Company
	June 1993	President of the Company
	June 2003	Chairman of the Board of the Company (to present)
Yasuchika Hasegawa		
	June 1999	Director of the Company
	June 2003	President of the Company (to present)
Makoto Yamaoka	June 2002	Director of the Company
	June 2004	Managing Director of the Company

	June 2006	Senior Managing Director of the Company (to present)
Kiyoshi Kitazawa	June 2002 June 2006	Director of the Company Managing Director of the Company (to present)
Hiroshi Shinha	June 2003	Director of the Company (to present)
Yasuhiko Yamanaka	June 2007	Director of the Company (to present)
Toyoji Yoshida	June 2007	Full-time Corporate Auditor of the Company (to present)
Tadashi Ishikawa	June 2005	Corporate Auditor of the Company

Sixth Proposal: Revision of the amount of remuneration for Corporate Auditors

At the 118th ordinary general meeting of the Company held on June 29, 1994, it was approved that the Company shall pay remuneration to the Corporate Auditors of the Company in an amount not exceeding 7 million yen per month, and no revision or change has been made to such limit thereafter. It is proposed that such remuneration limit shall be revised to 15 million yen per month, by taking into consideration various circumstances including the revision of the remuneration system for Directors and Corporate Auditors stated above (see page 65).

The number of Corporate Auditors presently in office is four (4), and shall continue to be four (4) if the Third Proposal of this ordinary general meeting of shareholders is approved as proposed.

Seventh Proposal: Determination of the amount and contents of the stock option remuneration for Directors

It is proposed that the Company shall grant in each fiscal year stock acquisition rights, contents of which are described below, to the Directors as remuneration, with the maximum annual amount of such remuneration to be granted in the form of stock acquisition rights being 350 million yen and the maximum number of stock acquisition rights to be granted in a year being the number obtained by dividing such maximum annual amount by the fair value per stock acquisition right on its allotment date as calculated using the Black-Scholes model (Note) (any fraction less than one (1) right shall be disregarded). The amount of such remuneration has been determined in the course of the revision of the remuneration system for Directors stated above (see page 65) based upon the amount of remuneration and other compensation paid in the past and the desirable system and level of remuneration to be paid in the future and by taking into consideration incentives to be provided by such remuneration.

In this proposal, the Company seeks the shareholders' approval for such remuneration for Directors separately from and in addition to the amount of remuneration for Directors approved at the 114th ordinary general meeting of the Company held on June 28, 1990 (not exceeding 40 million yen per month; exclusive of the salary for non-Director related services paid to the Directors who are also employees of the Company), and such remuneration for Directors does not include the salary for non-Director related services paid to the Directors who are also employees of the Company.

The number of Directors presently in office is seven (7), and shall continue to be seven (7) if the Second Proposal of this ordinary general meeting of shareholders is approved as proposed.

The contents of the stock acquisition rights (the "Stock Acquisition Rights") are as follows:

(1) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

(i) Class of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

Shares of common stock of the Company.

(ii) Number of Shares to be Issued or Transferred upon Exercise of Each Stock Acquisition Right

100 shares of common stock of the Company per Stock Acquisition Right. In the event that it is necessary to adjust the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right such as in cases where the Company conducts a stock split, a free distribution ("*musho-wariate*") of shares or a stock consolidation, such number of shares may be adjusted to the extent reasonably.

(2) Amount of Assets to be Contributed upon Exercise of Each Stock Acquisition Right

The assets to be contributed to the Company upon exercise of each Stock Acquisition Right shall be money and the amount of such assets shall be the amount obtained by multiplying the amount of assets to be contributed per share, which shall be one (1) yen, by the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right.

(3) Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised shall be the period from the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights to the date on which ten (10) years have passed from such allotment date; provided, however, that even before the date on which three (3) years have passed from the allotment date of Stock Acquisition Rights, in the event that a Director to whom Stock Acquisition Rights are allocated retires due to the expiration of his/her term of office or for other good reason, such Director may exercise Stock Acquisition Rights from the date immediately following the date of such retirement.

(4) Restrictions on the Acquisition of Stock Acquisition Rights Through Transfer

Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is approved by the Board of Directors of the Company.

(5) Conditions for the Exercise of Stock Acquisition Rights

(i) At the time of the exercise of the Stock Acquisition Rights, the holder of Stock Acquisition Rights must be a Director of the Company; provided, however, that this shall not apply in the case where such holder retires due to the expiration of his/her of term office or for other good reason.

(ii) No Stock Acquisition Right may be exercised in part.

(6) Others

Other matters in connection with Stock Acquisition Rights shall be determined by a resolution of the Board of Directors of the Company to be held hereafter for such purpose.

(Note)
The Black-Scholes model is a current calculation model generally used for evaluating the theoretical fair value of stock acquisition rights. The theoretical fair value of stock acquisition rights is calculated by using the market value of the shares, the exercise price, the remaining period until the expiration and the implied volatility and others. As of the end of March 2008, the fair value of Stock Acquisition Rights per share calculated using the Black-Scholes model shall be 4,023 yen.
When calculated on the basis of such fair value, 869 Stock Acquisition Rights may be granted in a year, which is the number obtained by dividing the maximum annual amount of 350 million yen per year for the stock option remuneration, by the fair value per Stock Acquisition Right as of the end of March 2008, and the number of shares represented by such Stock Acquisition Rights shall be 86,900 shares. Such number of shares represents 0.01% of 842,943,646 shares which is calculated by deducting the number of treasury stock (46,328,749 shares) held by the Company from the aggregate number of issued shares (889,272,395 shares) of the Company as of the end of March 2008.

Guidance Notes on the Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)

If you wish to exercise your voting rights through electromagnetic means (e.g. the Internet, etc.), please make sure to exercise your voting rights after confirming the following items.

[Note] If you attend the meeting in person, the exercise of voting rights in writing (Voting Right Exercise Form) or through electromagnetic means (e.g. the Internet, etc.) are not necessary.

(1) To Shareholders Who Wish to Exercise Their Voting Rights via the Internet

(i) Website for Exercising Voting Rights

a. You may only exercise voting rights via the Internet by accessing the website for exercising voting rights specified by the Company (http://www.evote.jp/) through a personal computer or cellular phone (i-mode, EZweb or Yahoo! mobile)*. Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day during the exercising period.

* "i-mode" is a trademark or registered trademark of NTT DoCoMo, Inc., "EZweb" is a trademark or registered trademark of KDDI Corporation and "Yahoo!" is a trademark or registered trademark of Yahoo! Inc. in the United States.

b. With respect to exercising voting rights via the Internet by using a personal computer, in some network environments (including, but not limited to, the case in which you use firewalls, etc., antivirus programs or a Proxy Server for Internet access), you may not be able to exercise voting rights.

c. With respect to the exercise of voting rights via the Internet by using a cellular phone, please use the service by i-mode, EZweb or Yahoo! mobile. For security purposes, the website is only compatible with cellular phones that have functions of an encrypted communication (SSL communication) and transmission of cellular phone information. Therefore, please note that some cellular phones cannot be used for such exercise of voting rights (please feel free to inquire at the helpdesk mentioned below about the type of cellular phones available for the exercise of voting rights).

(ii) Method of Exercising Voting Rights via the Internet

a. On the website for exercising voting rights (http://www.evote.jp/), please enter your approval or disapproval of the proposals, by using the "Code" and "Tentative Password" described in the Voting Right Exercise Form and by following the instructions on the screen.

b. Please note that, if you wish to exercise your voting rights via the Internet, you will be asked to change your "Tentative Password" on the website for exercising voting rights in order to prevent unauthorized access (web spoofing) or alteration of the voting by non-shareholders.

c. The "Code" and the "Tentative Password" will be renewed and sent to you for each general meeting of shareholders to be held in the future.

d. Although the exercise of voting rights via the Internet is acceptable until 5:30 p.m. on Wednesday, June 25, 2008, we recommend that you exercise your voting rights earlier. If you have any inquiries, please contact the helpdesk mentioned below.

(iii) Costs arising from Access to the Website for Exercising Voting Rights

Any costs arising from access to the website for exercising voting rights (such as dial-up access fees and phone charges, etc.) shall be borne by you. In addition, with respect to accessing the website by using a cellular phone, packet communication fees and any other phone charges shall also be borne by you.

For inquiries with respect to systems
Mitsubishi UFJ Trust and Banking Corporation Stock Transfer Agency Department (helpdesk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00

(2) Electronic Voting Platform

As a method of exercising voting rights via the Internet for general meetings of shareholders of the Company, the electronic voting platform for institutional investors operated by Investor Communications Japan Inc. which was established by Tokyo Stock Exchange, Inc. and/or other entities, other than the exercise of voting rights via the Internet stated above (1), is available for custodian banks and any other nominal shareholders (including permanent proxies) who have applied to use such platform in advance.

082-35071

ARLS
3-31-08

Business Report

131st Term Business Report

1st April 2007 to 31st March 2008

To All Shareholders

We hereby present our report on the general condition of business for the company's 131st term (1st April 2007 to 31st March 2008).

The company positions Takeda-ism (integrity: fairness, honesty, and perseverance) as the basis of all corporate activities and aims at realizing the following management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In the "06-10 Mid-Term Plan," its 5 year management plan, Takeda is working on becoming a "world-class pharmaceutical company of Japanese origin," a company able to keep a steadfast perspective on the mid to long-term future. As described under "Important Matters in the Management of the Company" on the following page, in fiscal 2008, the turning point of the "06-10 Mid-Term Plan," the company will pursue the smooth completion of the integration with TAP Pharmaceutical Products, Inc. (referred to below as "TAP"), Takeda Pharmaceuticals North America, Inc. (referred to below as "TPNA"), and Takeda Global Research & Development Center, Inc. (referred to below as "TGRD"), and the absorption of Millennium Pharmaceuticals, Inc. (referred to below as "Millennium"), and accelerate efforts aimed at making a new leap forward. In addition to comprehensive improvement of the company's strengths - precise strategic planning and execution from a long-term perspective, and high productivity and efficiency - Takeda will concentrate efforts on the following management tasks and mobilize the collective efforts of the group to strive for the steady growth of the company group and the maximization of corporate value.

Strengthening of the R&D pipeline centered on the generation of new drugs using the company's own research

As an international R&D company, Takeda will construct a framework that brings about the continuous generation of new drugs from our own research. By concentrating resources on focus themes based on an order of precedence, we will increase the speed and efficiency of R&D and bring about steady growth over the

mid to long-term centered on the company's own products. In fiscal 2008 in particular, Takeda will establish R&D infrastructure in the oncology area as a priority area, following on from the lifestyle-related disease area, and work with utmost priority on the early stage acquisition of marketing approval for next term's focus products, for which marketing approval applications were made in America at the end of last year (SYR-322, TAK-390MR) and measures to maximize added value.

The establishment of a self-sustaining marketing structure in the regions of Japan, US, Europe and Asia

Takeda will establish a unique and efficient global marketing structure through the sharing among all group companies of best practices in marketing activities and systems in the regions of Japan, US, Europe and Asia while continuing to base marketing efforts on the differences in regulations and business customs in each of these regions. In fiscal 2008 in particular, the company will pursue the smooth completion of the restructuring of Takeda's operations in America and construct a reliable marketing system aimed at maximizing sales of next term's focus products, for which marketing approval applications were made in America at the end of last year (SYR-322, TAK-390MR).

The promotion of an efficient global management system

Takeda will promote the further development of functional control not only for headquarters functions, but also for the research, development, production, marketing, alliance and intellectual property functions for the group as a whole. Takeda aims at both globally optimized business management and conformance to the business environment of each region, and will construct a highly efficient global management structure unique to the company.

In addition, Takeda has set management benchmarks of a 7% annual average growth rate for current net earnings per share (EPS) (excluding special factors such as extraordinary gains and losses and corporate acquisitions, etc.)* and the

maintenance of return on equity (ROE) at the level of results in fiscal 2005 (14.4%). The company will make positive efforts towards a wide variety of management challenges, including those described above, aiming at realizing these benchmark targets.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

* EPS (excluding special factors such as extraordinary gains and losses and corporate acquisitions, etc.)

Net profit per share after deducting losses such as

(1) special losses caused by factors such as the disposal of non-pharmaceutical business and idle real estate

(2) goodwill depreciation costs caused by corporate acquisitions, etc., intangible fixed asset depreciation costs, and in-process R&D costs (one-time depreciation of fairly estimated values for products under development), etc. from current term net profit.

Important Matters in the Management of the Company

■ The restructuring of Takeda's operations in America

Takeda has agreed with the American company Abbott Laboratories (referred to below as "Abbott") on a corporate division at equal value of TAP, a corporate joint venture owned by *Takeda America Holdings, Inc. (referred to below as "TAH") and* Abbott. The corporate division was completed on the last day of April, whereupon TAP became a 100%-owned subsidiary of TAH. In future, TAP will merge with TPNA and TAP's functions in development will transfer to TGRD.

By unifying the sales and development functions of the group in America through this restructuring of American operations, Takeda will promote the further streamlining of business management and establish systems able to respond flexibly to market needs and changes in the product line situation.

■ The acquisition of shares in Millennium, an American biotechnology-based pharmaceutical company

In April, Takeda made a tender offer for Millennium, an American biotechnology-based pharmaceutical company, through Mahogany Acquisition Corp. (referred to below as "Mahogany"), a 100%-owned subsidiary of TAH. By doing so, Takeda reached agreement with Millennium in regard to the purchase of the company.

The tender offer was completed in May, with Millennium becoming a 100%-owned subsidiary of TAH through a simple merger with Mahogany.

In order for Takeda to make the great leap to becoming a true global pharmaceutical company, we believe that we need to establish a position as a leading company in the oncology area, where much future growth is anticipated, in addition to the further enhancement of the lifestyle-related disease area, which is the current strength of the company. Making Millennium a subsidiary will contribute greatly to this strategic development and the company will position Millennium "in the Takeda Group oncology area at the core of related functions including product strategy". *In future, by maximizing the comple*mentary effects arising from the purchase of the company, we will focus all of our efforts on further improvement of the in-house pipeline and strengthening our presence in the oncology area in the global marketplace.

Operations Review

The business environment

The growth rate of the domestic market stayed at low levels due to the promotion by the government of healthcare cost suppression policies, including the promotion of use of generic products and the expansion of DPC (diagnosis procedure combination for acute phase hospitalization). In the biannual drug price revision in fiscal 2008, apart from the normal drug price reductions, special price reductions were enacted due to the re-calculation of market expansion and new, long term listed products. These moves were aimed at products where the market has expanded more than anticipated such as angiotensin II receptor antagonists (hypertension treatment drugs), etc. In addition, due to the promotion of further use of generic products based on the re-amendment of prescription forms and dispensing fee reform, the situation for Japan is forecast to continue unchanged as the market with the lowest rate of growth among the developed countries.

In America, which takes up a little less than 50% of the global ethical drug market, market growth returned to the start line due to the introduction of Medicare Part D (an outpatient prescription drug subsidy system provided by public health insurance and aimed at the elderly), which started from January last year, but on the other hand, the speed of market growth tended to soften due to the expiration of patents for big-selling drugs, the associated expansion in market share for generic drugs and the increased use of switch OTC products, etc.

In the European market too, growth has been limited to moderate levels due to the progress of healthcare cost suppression policies, expansion in generic markets, and the existence of parallel imports from low drug cost countries to high drug cost countries, etc.

Meanwhile, in terms of R&D, the pharmaceutical industry seems to be facing a wall of technological innovation requirements, the R&D for groundbreaking new drugs with superior efficacy and safety is becoming increasingly more difficult and both the funds and time required for R&D are continuing to rise. As a result, the competition to develop new drugs on a global scale has become even more severe.

By managing its business while responding to changes in this kind of business environment and paying careful attention to the handling of various operational risks, Takeda will make efforts towards improving results in the medium to long term and expanding corporate value.

Consolidated results for the term under review

We hereby report on the consolidated results for this term.

Sales increased ¥69.6 billion (5.3%) from the previous year to finish at ¥1,374.8 billion.

- Revenue expanded, due to growth in sales of Actos, a drug for diabetes, and growth in sales of Candesartan, a drug for treatment of hypertension, both in Japan and overseas.
- The impact of foreign exchange rate fluctuations was limited to a minor level compared to the previous year, as the yen's strength against the US dollar was offset by weakness against the euro.
- Consolidated sales of international strategy products were as follows.

Fiscal year (period)	2005 (129th term)		2006 (130th term)		2007 (131st term)	
(¥100 million)	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Annual	8,402	12,122	8,691	13,052	8,925	13,748

Pioglitazone (Therapeutic agent for diabetes/Product name: Actos)	**396.2 billion yen**	Increase ¥59.9 billion (17.8%) from same period previous year
Candesartan (Therapeutic agent for hypertension/Domestic product name: Blopress)	**223.1 billion yen**	Increase ¥16.9 billion (8.2%) from same period previous year
Lansoprazole (Therapeutic agent for peptic ulcer/Domestic product name: Takepron)	**148.7 billion yen**	Decrease ¥2.0 billion (1.4%) from same period previous year
Leuprorelin (Therapeutic agent for prostate cancer, breast cancer, and endometriosis/Domestic product name: Leuplin)	**124.0 billion yen**	Decrease ¥3.5 billion (2.7%) from same period previous year

Operating income decreased by ¥35.4 billion (7.7%) from the previous term to ¥423.1 billion.

- Gross profit increased by ¥70.7 billion (6.9%) from the previous term to ¥1,096.2 billion, but due to sales, general and administrative expenses increasing ¥106.0 billion (18.7%) from the previous term, operating profit fell.
- R&D expenses increased by ¥82.5 billion (42.7%) from the previous term due to the strengthening of research activities and progress in development activities, and also due to in-licensing and alliance activities such as the conclusion of licensing contracts related to products in clinical development in disease fields such as cancer, inflammation and pain owned by Amgen, Inc., of America (referred to below as "Amgen").
- Selling, general and administrative expenses other than R&D expenses increased ¥23.6 billion (6.3%) from the previous term.

Ordinary income decreased ¥48.6 billion (8.3%) from the previous term to ¥536.4 billion.

- In addition to reduced operating income, non-operating income decreased by ¥13.2 billion from the previous term due to the fall of equity method investment profits and as a consequence, ordinary income fell.
- Equity method investment profits decreased ¥9.5 billion (14.3%) from the previous term to finish at ¥56.7 billion. Among this, profit from TAP, a US equity method affiliate, decreased by ¥9.2 billion (15.0%) to ¥51.8 billion.

Current term net profit increased ¥19.6 billion (5.9%) from the previous term to finish at ¥355.5 billion.

- Net income increased because the company posted tax penalties of ¥57.1 billion related to corrective measures based on the transfer price taxation system in the previous term.

Ordinary profit

Fiscal year (period)	2005 (129th term)		2006 (130th term)		2007 (131st term)	
(¥100 million)	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Annual	3,644	4,854	3,784	5,850	2,726	5,364

Current term net profit

Fiscal year (period)	2005 (129th term)		2006 (130th term)		2007 (131st term)	
(¥100 million)	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated
Annual	2,494	3,132	2,198	3,358	1,746	3,555

- Takeda conducted the following stock transfers during the term under review, and posted the profits, etc., arising from these stock transfers as extraordinary income.

Details of stock transfers	**April 2007**	Takeda transferred stock in Wyeth K.K. to Wyeth of America.
	April 2007	Takeda transferred stock in Takeda-Kirin Foods Corporation to Kirin Brewery Company.
	October 2007	Takeda transferred stock in House Wellness Foods Corporation to House Foods Corp.
	October 2007	Takeda transferred stock in Sumika Takeda Agrochemical to Sumitomo Chemical Co., Ltd.

- Earnings per share (EPS) increased ¥32.97 from the previous term, finishing at ¥418.97.
- Return on equity (ROE) was 15.1%, an increase of 1 point from the previous term.

Dividend and treasury stock buyback and cancelation

As its basic policy for profit distribution, Takeda will aim for sustainable growth in corporate value and continue to make strategic investments, mainly to create an R&D pipeline suitable for an international R&D company and strengthen its business infrastructure in Japan and overseas. In regard to the distribution of profits arising as a result of this policy, Takeda plans on the flexible implementation of a share buyback aimed at improving capital efficiency and returning more profits to shareholders, while taking overall capital requirements into consideration in combination with stable enhancement of the dividend payout ratio.

Takeda makes its basic policy in regard to dividends to take a long-term perspective and maintain stable profit distribution appropriate to the company's consolidated financial results. At the same time, in regard to profits prior to the deduction of depreciation charges for intangible assets, etc., associated with the conversion of Millennium into a subsidiary, the company plans to gradually increase the consolidated dividend payout ratio, targeting around 45% in the final year of the 06-10 Med-Term Plan.

The term-end dividend for the term under review will be ¥84 per share. In combination with the interim dividend (¥84 per share), the total dividend for the year will be ¥168, an increase of ¥40 from the previous term (consolidated dividend payout ratio 40.1%).

Takeda plans to pay a dividend of ¥170 per share for the year in the next term, an increase of ¥2 from the current term.

During the term under review, Takeda acquired 16,497thousand shares for a total of ¥128.6 billion in market buying. Combined with the shares acquired during the previous year, when Takeda started its share buyback, the company has bought shares 45,403thousand shares for ¥342.0 billion. (The total volume of treasury stock at the end of the term under review was 46,329thousand shares, including purchases of incomplete share units.)

In addition to this, Takeda acquired 11,000thousand of its own shares in market buying at the end of April this year for ¥57.8 billion.

Furthermore, in May this year, Takeda amortized 57,130thousand shares of the treasury stock the company owns (6.42% of total number of issued shares prior to cancellation).

Dividend per share

Fiscal year (period)	2004 (128th term)	2005 (129th term)	2006 (130th term)	2007 (131st term)
Annual (¥)	88	106	128	168
Interim (¥)	44	53	60	84
Consolidated dividend ratio (annual)	28.1%	30.0%	33.2%	40.1%

Results by segment (consolidated net sales)

- Pharmaceuticals segment

Consolidated net sales in the pharmaceuticals segment increased by ¥69.3 billion (5.8%) to ¥1,272.1 billion from the previous term. Operating income decreased by ¥36.9 billion (8.2%) to ¥411.3 billion due to an increase in expenses, mainly for R&D.

- Sales in ethical drugs operations increased by ¥66.2 billion (5.8%) to ¥1,210.2 billion. Sales of ethical drugs in Japan increased by ¥14.7 billion (2.9%) to ¥529.7 billion, due to growth in the sales of major products such as Blopress, Takepron and Actos.

The following table shows the sales results for major products in Japan.

Blopress (Therapeutic agent for hypertension)	**137.1 billion yen**	Increase ¥7.8 billion (6.1%) from same period previous year
Leuplin (Therapeutic agent for prostate cancer, breast cancer, and endometriosis)	**66.4 billion yen**	Increase ¥2.1 billion (3.3%) from same period previous year
Takepron (Therapeutic agent for peptic ulcers)	**64.8 billion yen**	Increase ¥6.9 billion (11.8%) from same period previous year
Basen (Therapeutic agent for diabetic postprandial hyperglycemia)	**52.8 billion yen**	Decrease ¥2.9 billion (5.2%) from same period previous year
Actos (Therapeutic agent for diabetes)	**41.6 billion yen**	Increase ¥7.9 billion (23.6%) from same period previous year

Sales of ethical drugs in overseas markets increased by ¥51.4 billion (8.2%) to ¥680.6 billion from the previous term. In the US market, Actos sales increased by US$418 million (17.7%) to US$2,786 million, partly due to the impact of the publication of a paper on the safety of a competitor's similar product in addition to the enhancement of TPNA promotional activities and sales of Actoplus Met for Type II diabetes and other new products. Sales of Amitiza, a drug for chronic idiopathic constipation, grew steadily, rising US$122 million to US$171 million. Sales of Rozerem, an insomnia treatment drug, finished at ¥111 million, an increase of US$22 million from the previous term.

Sales of ethical drugs in Europe increased due to the expansion of Actos sales and the impact of the weaker yen.

- Sales in the consumer healthcare segment increased by ¥3.1 billion (5.3%) to ¥61.8 billion. In addition to increased sales of core products such as Alinamin

Tablets and Benza, this increase was due to contributions made by Actage SN Tablets, which were released in November last year, and the Scorba EX series, which was released in February this year.

- Other segment

Sales in the others segment increased ¥400 million (0.4%) from the previous term to ¥102.7 billion and operating income increased ¥1.4 billion (14.1%) from the previous term to ¥11.7 billion.

Research and Development

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products in the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases, oncology and urological diseases (including gynecology), central nervous system diseases (including bone and joint diseases), and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major achievements of R&D activities during this interim period are described below.

In-house R&D

- In July 2007, Takeda commenced phase III clinical trials for TAK-491, a drug for treatment of hypertension, in Europe and the US
- In August 2007, Takeda concluded an agreement with Tobira Therapeutics, Inc. of the US, granting Tobira exclusive worldwide rights to develop, manufacture and sell TAK-220 and TAK-652, drugs for the treatment of AIDS.
- In August 2007, Takeda commenced phase II trials for TAK-536, a drug for treatment of hypertension, in Japan.
- In November 2007, Takeda commenced phase II clinical trials for TAK-442, a drug for treatment of venous or arterial thromboembolism, in Europe and the US. Because TAK-442 selectively inhibits factor Xa ("Ten A"), which plays a significant role in the blood coagulation system, it is expected to be used as a

novel oral treatment effective against various diseases caused by either venous or arterial thromboembolism.

- In December 2007, Takeda submitted a new drug application to the US Food and Drug Administration (FDA) for SYR-322, a drug for the treatment of type II diabetes.
- In December 2007, TAP submitted a new drug application to the US Food and Drug Administration (FDA) for TAK-390MR, a drug created by Takeda for the treatment of peptic ulcer.
- In February 2008, Takeda submitted an application to the Ministry of Health, Labour and Welfare (MHLW) for permission to manufacture and market Ramelteon, a drug for the treatment of sleep-onset insomnia.

Maximization of product added value

Lansoprazole (Japan product name: Takepron)

- In August 2007, Takeda received an approval from the MHLW for an additional dosage and administration for secondary eradication of Helicobacter pylori in gastric/duodenal ulcers, of which regimen consists of lansoprazole, amoxicillin and metronidazole.

Pioglitazone (Product name: Actos)

- In June 2007, Takeda filed an application to the MHLW for an additional indication of concomitant therapy of Actos with insulin.
- In March 2008, the results of the PERISCOPE*1 large scale clinical trial conducted in type II diabetes patients were announced at the 57th meeting of the American College of Cardiology. In this trial, it was confirmed that Actos reduces the volume of plaque in the coronary artery and suppresses the progress of arteriosclerosis in the coronary artery.

*1 Pioglitazone Effect on regression of Intravascular Sonographic Coronary Obstruction Prospective Evaluation

Risedronate (Japan product name: Benet)

- In April 2007, the MHLW approved Benet Tablet 17.5 mg, which is a once-a-week formulation, for the treatment of osteoporosis, and it was launched in June 2007.
- In July 2007, Takeda filed an application to the MHLW for an additional

indication of Paget's disease of bone for Benet Tablet 17.5 mg.

Candesartan (Japan product name: Blopress)

- In November 2007, the results of HIJ-CREATE*[2] a large scale clinical trial conducted in coronary artery disease patients with hypertension were announced at the 80th meeting of the American Heart Association. In this trial, it was confirmed that drug treatment based on Candesartan significantly reduced new onset of diabetes and the risk of major cardiovascular events in patients with impaired renal function.

*[2] The Heart Institute of Japan-Candesartan Randomized Trial for Evaluation in Coronary Artery Disease

- In March 2008, Takeda submitted an application to the MHLW for permission to manufacture and market a combination drug using Blopress and hydrochlorothiazide, a diuretic.

Voglibose (Japan product name: Basen)

- In December 2007, submitted an application to the MHLW for an additional efficacy for suppression of onset of type II diabetes in impaired glucose tolerance (IGT) for Basen Tablet 0.2 and Basen OD Tablet 0.2, a drug for the improvement of post-prandial hyperglycemia.

In-licensing and alliance activities

- In May 2007, Takeda entered into an agreement with BioWa Inc. in the US, which provides Takeda with a non-exclusive right to access to POTELLIGENT® Technology for the development of ADCC* enhanced antibodies.

  * Antibody-dependent cellular cytotoxicity
  ADCC activity is one of the functions of the human immune systems. The enhancement of ADCC is expected to lead to advantage such as an increasing antitumor activity.

- In June 2007, Takeda signed a collaboration agreement with Archemix Corporation in the US for discovery and development of aptamer drugs.
- In August 2007, Takeda concluded an agreement with Santhera Pharmaceuticals of Switzerland for marketing in Europe of idebenone, indicated for Duchenne muscular dystrophy.
- In September 2007, Takeda concluded an agreement with H. Lundbeck A/S of

Denmark for a business alliance in the US and Japan for compounds created by Lundbeck for the treatment of mood and anxiety disorders. In December 2007, the companies started a phase III clinical trial for Lu AA21004.

- In January 2008, Takeda and Affymax Inc started a phase I clinical trial in America on patients with cancerous anemia caused by chemotherapy for Hematide™, a drug for the treatment of renal anemia and cancerous anemia being developed jointly by the two companies.
- In February 2008, Takeda concluded a licensing agreement with Amgen Inc. of America for materials under clinical development in the cancer, inflammation and pain areas.
- In March 2008, Takeda concluded an agreement with the Japan Poliomyelitis Research Institute concerning the sharing and commercialization of a Sabin IPV seed virus.
- In March 2008, Takeda concluded an agreement with Cell Genesys, Inc. of America for exclusive worldwide rights to develop and market GVAX, a prostate cancer vaccine that Cell Genesys created.

Improvement and strengthening of the research system

- In November 2007, Takeda established the 100%-owned subsidiary Takeda San Francisco, Inc., aiming at the construction of infrastructure equipped with a high level of technology for the creation, development, active strengthening and manufacture of therapeutic antibodies and their early market placement.
- In February 2008, Takeda concluded an agreement with Amgen Inc. of America for the transfer of shares in Amgen K.K., a 100%-owned subsidiary of that company. Based on this agreement, Amgen K.K. became a 100%-owned subsidiary of Takeda and in April, commenced business operations as Takeda Bio Development Center Limited. The company is working on clinical development centered on therapeutic antibodies related to the cancer, inflammation and pain areas under a licensing contract concluded with Amgen in February this year.

Financial Data (Consolidated)

Consolidated balance sheet (Unit: Hundred million yen)

Assets	Current period ↓	Previous period ↓
Account item	FY 2007 As of 31st March 2008	FY2006 As of 31st March 2007
Assets		
Current assets	22,438	23,577
Cash and deposit	2,395	3,854
Accounts receivable	2,482	2,620
Marketable securities	14,455	14,145
Inventory assets	1,161	1,053
Deferred tax assets	1,410	1,392
Other current assets	544	518
Allowance for doubtful receivables	Δ9	Δ5
Fixed assets	6,055	7,148
Tangible fixed assets	2,361	2,384
Buildings and structures	1,058	1,079
Machinery and equipment	492	533
Land	618	623
Other assets	193	150
Intangible assets	102	108
Investments and other assets	3,592	4,656
Investment securities	2,928	3,946
Long-term loans receivable	2	2
Prepaid pension costs	344	238
Real estate for lease	216	224
Deferred tax assets	44	186
Other assets	60	61
Allowance for doubtful receivables	Δ2	Δ1
Total assets	28,493	30,725

Liabilities and Shareholders Equity	Current period ↓	Previous period ↓
Account item	FY 2007 As of 31st March 2008	FY2006 As of 31st March 2007
Liabilities		
Current liabilities	4,287	4,424
Notes and accounts payable	725	774
Short-term debt	34	50
Accrued income tax, etc.	903	1,007
Accrued expenses	1,299	1,113
Reserve	453	440
Other liabilities	874	1,040
Fixed liabilities	980	1,690
Total liabilities	5,267	6,114
Net assets		
Shareholders' equity	23,142	22,167
(treasury stock)	(Δ3,226)	(Δ1,939)
Valuation and translation adjustments	Δ334	2,036
Minority interests	417	409
Total net assets	23,225	24,611
Total liabilities and net assets	28,493	30,725

Consolidated statements of income (Unit: Hundred million yen)

Account item	Current period ↓ FY 2007 1st April 2007 to 31st March 2008	Previous period ↓ FY 2006 1st April 2006 to 31st March 2007
Net sales	13,748	13,052
Cost of sales	2,786	2,797
Gross profit	10,962	10,255
Selling, general and administrative expenses (Including R&D costs)	6,730 (2,758)	5,670 (1,933)
Operating income	4,231	4,585
Non-operating income	1,323	1,402
Non-operating expenses	190	136
Ordinary gain	5,364	5,850
Extraordinary gain	404	404
Current net income before taxes and minority interests	5,768	6,254
Corporation tax, residents' tax and enterprise tax	2,188	2,858
Minority interests	26	37
Net income	3,555	3,358

Consolidated statements of cash flows (Unit: Hundred million yen)

Account item	Current period ↓ FY 2007 1st April 2007 to 31st March 2008	Previous period ↓ FY 2006 1st April 2006 to 31st March 2007
Cash flow from operating activities	2,925	2,093
Cash flow from investment activities	1,017	1,164
Cash flow from financial activities	Δ2,621	Δ3,159
Translation adjustments related to cash and cash equivalents, etc.	Δ1,666	117
Increased value of cash and cash equivalents	Δ345	215
Balance of cash and cash equivalents at the start of the period	16,477	16,262
Balance of cash and cash equivalents at the end of the period	16,132	16,477

Consolidated statements of changes in shareholders' equity etc. (Unit: Hundred million yen)

Account item	Shareholders' equity: Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Valuation and translation adjustments: Unrealized gains on other marketable securities	Deferred hedge gains and losses	Currency translation adjustment account	Total Valuation and translation adjustments	Minority interests	Total net assets
Balance as of 31st March 2007	635	496	22,974	Δ1,939	22,167	1,860	Δ4	179	2,038	409	24,611
Change in value during the current period											
Distribution of surplus			Δ1,293		Δ1,293						Δ1,293
Net income			3,555		3,555						3,555
Treasury stock acquired				Δ1,288	Δ1,288						Δ1,288
Treasury stock disposed		0		0	0						0
Change in value during current period in account items other than shareholders' equity (net)					-	Δ556	3	Δ1,816	Δ2,370	9	Δ2,361
Total change in value during the current period	-	0	2,262	Δ1,287	975	Δ556	3	Δ1,816	Δ2,370	9	Δ1,386
Balance as of 31st March 2008	635	496	25,236	Δ3,226	23,142	1,305	Δ1	Δ1,637	Δ334	417	23,225

Financial and Data (Non-Consolidated)

Balance sheet (Unit: Hundred million yen)

Assets

Account item	Current period ↓ FY 2007 As of 31st March 2008	Previous period ↓ FY2006 As of 31st March 2007
Assets		
Current assets	9,795	10,685
Cash and deposit	1,088	1,677
Accounts receivable	1,738	1,861
Marketable securities	4,791	5,187
Inventory assets	724	658
Deferred tax assets	1,171	1,114
Other current assets	284	188
Fixed assets	8,522	9,768
Tangible fixed assets	1,043	1,040
Buildings and structures	558	587
Machinery and equipment	188	208
Land	208	208
Other assets	89	37
Intangible fixed asset	1	0
Investments and other assets	7,479	8,727
Investment securities	1,773	2,546
Investment in stocks of affiliated companies	4,755	4,727
Investment in affiliated companies	431	431
Prepaid pension costs	344	238
Real estate for lease	-	224
Other assets	507	563
Allowance for doubtful receivables	Δ1	Δ1
Allowance for investment losses	Δ330	-
Total assets	18,317	20,453

Liabilities and Shareholders Equity

Account item	Current period ↓ FY 2007 As of 31st March 2008	Previous period ↓ FY2006 As of 31st March 2007
Liabilities		
Current liabilities	2,906	3,157
Notes and accounts payable	458	494
Accrued liabilities and expenses	1,317	1,452
Accrued income tax, etc.	760	826
Reserve	301	301
Other liabilities	70	84
Fixed liabilities	145	742
Total liabilities	3,051	3,899
Net assets		
Shareholders' equity (treasury stock)	14,420 (Δ3,226)	15,254 (Δ1,939)
Valuation and translation adjustments	846	1,300
Total net assets	15,266	16,554
Total liabilities and net assets	18,317	20,453

Statements of income (Unit: Hundred million yen)

Account item	Current period ↓ FY 2007 1st April 2007 to 31st March 2008	Previous period ↓ FY 2006 1st April 2006 to 31st March 2007
Net sales	8,925	8,691
Cost of sales	2,257	2,212
Gross profit	6,668	6,479
Selling, general and administrative expenses	3,989	3,002
Operating income	2,679	3,477
Non-operating income	237	410
Non-operating expenses	190	103
Ordinary gain	2,726	3,784
Extraordinary gain	380	292
Extraordinary loss	330	-
Current net income before tax	2,776	4,076
Corporation tax, residents' tax and enterprise tax	1,030	1,877
Net income	1,746	2,198

Statements of changes in shareholders' equity etc. (Unit: Hundred million yen)

Account item	Shareholders' equity					Valuation and translation adjustments			Total net assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gains on other marketable securities	Deferred hedge gains and losses	Total Valuation and translation adjustments	
Balance as of 31st March 2007	635	496	16,061	Δ1,939	15,254	1,303	Δ3	1,300	16,554
Change in value during current period									
Distribution of surplus			Δ1,293		Δ1,293				Δ1,293
Net income			1,746		1,746				1,746
Treasury stock acquired				Δ1,288	Δ1,288				Δ1,288
Treasury stock disposed		0		0	0				0
Change in value during current period in account items other than shareholders' equity (net)					-	Δ457	3	Δ455	Δ455
Total change in value during current period	-	0	453	Δ1,287	Δ834	Δ457	3	Δ455	Δ1,288
Balance as of 31st March 2008	635	496	16,514	Δ3,226	14,420	848	Δ0	846	15,266

Research and Development

[redacted]

□ Lifestyle-Related Diseases

TCV-116 <candesartan cilexetil> Blopress (Japan, Europe, Asia) Amias, Kenzen, etc. (Europe)	Angiotensin II receptor blocker	Combination with diuretic	Japan Europe	Under application ('08.03) Phase III	In-house product
		High dose	Japan	Phase III	
		Critical prevention and suppression of progress of diabetic retinopathy (DIRECT)	Europe	Phase III	
AD-4833 <pioglitazone hydrochloride> Actos (Japan, US, Europe, Asia)	Insulin resistance-improving drug	Actos/ metformin Sustained release combination drug	US	Under application ('06.03)	In-house product
		Suppression of progress of arteriosclerosis	US	Phase III	
		Concomitant therapy with metformin	Japan	Under application ('07.01)	
		Concomitant therapy with insulin preparation	Japan	Under application ('07.06)	
		Combination with SYR-322	US Europe	Phase III Phase III	
AO-128 <voglibose> Basen (Japan, Asia)	Disaccharide hydrolytic enzyme inhibitor	Impaired glucose tolerance (IGT)	Japan	Under application ('07.12)	In-house product
KAD-1229 <Mitiglinide> Glufast (Japan)	Fast- and short-acting insulin secretion stimulator	Concomitant therapy with insulin sensitizers	Japan	Under application ('07.04)	In-license product (Kissei)
SYR-322 <alogliptin>	DPP-4 inhibitor (Oral agent)	Diabetes	US Europe Japan	Under application ('07.12) Phase III Phase II	In-house product
TAK-491 <>	Angiotensin II receptor blocker (Oral agent)	Hypertension	US Europe	Phase III Phase III	In-house product
TAK-536 <azilsartan>	Angiotensin II receptor blocker (Oral agent)	Hypertension	US Europe Japan	Phase II Phase II Phase II	In-house product
SYR-472 <>	DPP-4 inhibitor (Oral agent)	Diabetes	US Europe Japan	Phase II Phase II Phase I	In-house product
TAK-428 <>	Neurotrophic factor production accelerator (Oral agent)	Diabetic neuropathy	US Europe	Phase II Phase II	In-house product
TAK-583 <>	Neuropathic pain-improving drug (Oral agent)	Postherpetic neuralgia	US Europe	Phase II Phase II	In-house product
		Diabetic neuropathic pain	US Europe Japan	Phase II Phase II Phase II	
		Diabetic neuropathy	US Europe Japan	Phase II Phase II Phase II	
ATL-962 <cetilistat>	Lipase inhibitor (Oral agent)	Obesity	Japan	Phase II	In-license product (Alizyme)
TAK-442 <>	Factor Xa inhibitor (Oral agent)	Venous or arterial thromboembolism	US Europe Japan	Phase II Phase II Phase I	In-house product

TAK-085 <>	EPA-DHA drug (Oral agent)	Hypertriglyceridemia	Japan	Phase II	In-license product (Pronova)
TAK-379 <>	Insulin resistance improvement drug (Oral agent)	Diabetes		Phase I	In-house product
TAK-100 <>	DPP-4 Inhibitor (Oral agent)	Diabetes		Phase I	In-house product
TAK-875 <>	Glucose-dependent insulin secretion promotion drug (Oral agent)	Diabetes		Phase I	In-house product
TAK-591 <>	Angiotensin II receptor antagonist (Oral agent)	Hypertension		Phase I	In-house product
Oncology and Urological Diseases					
TAP-144-SR <leuprorelin acetate> Leuplin (Japan), Lupron Depot (US) Enantone, etc. (Europe, Asia)	LH-RH agonist	6-month preparation: prostate cancer	Germany France	Under application ('05.06) Approved ('08.03)	In-house product
Vectibix™ <panitumumab>	Fully human anti-EGFR monoclonal antibody (Injection)	Progressive/ recurrent colorectal cancer	Japan	Application currently being prepared	In-license product (Amgen)
		Head and neck cancer	Japan	Phase III	
Hematide™ <>	Erythropoiesis stimulating agent (Injection)	Renal anemia	US Europe Japan	Phase III Phase III Phase II	In-license product (Affymax)
		Cancerous anemia		Phase I	
AMG706 <motesanib diphosphate>	Targeted oral inhibitor of vascular epithelial growth factor receptors (VEGFR 1-3)(Oral agent)	Renal anemia	US Europe Japan	Phase III Phase III Phase III	In-license product (Amgen)
GVAX <>	Cancer vaccine (Injection)	Prostate cancer	US Europe	Phase III Phase III	In-license product (Cell Genesys)
TAK-851 <>	Immune reaction regulating substance (Embrocation)	HPV (human papillomavirus) infection	US Europe	Phase II Phase II	In-house product
AMG655 <>	Anti-DR5 (TRAIL-R2) fully human monoclonal antibody (Injection)	Progressive cancer	Japan	Phase I	In-license product (Amgen)
TAK-700 <>	Hormone synthesis inhibitor (Oral agent)	Prostate cancer		Phase I	In-house product
CBP501 <>	G2 checkpoint inhibitor (Injection)	Malignant mesothelioma, lung cancer		Phase I	In-license product (Campus)
TAK-285 <>	HER2 inhibitor (Oral agent)	Solid cancer		Phase I	In-house product
TAK-683 <>	GnRH regulating agent (Injection)	Prostate cancer		Phase I	In-house product
TAK-385 <>	LH-RH antagonist (Oral agent)	Endometriosis, uterine myoma		Phase I	In-house product

TAK-363 <->	Suppression of bladder sensation (suppression of urinary reflex) (Oral agent)	Frequent micturition, urinary incontinence (overactive bladder)		Phase I	In-license product (Toray)
VELCADE® <bortezomib>	Proteasome inhibitor	Non-Hodgkin's lymphoma	US	Phase III	In-house product
		Other types of cancer	US	Phase II	
MLN0518 <->	Receptor kinase inhibitor (FLT-3, PDGF-R, c-KIT)	Glial tumor, acute myelomonocytic leukemia	US	Phase II	In-house product
MLN8237/8054 <->	Aurora A kinase inhibitor	Progressive cancer		Phase I	In-house product
MLN4924 <->	Nedd 8 activated oxygen inhibitor	Progressive cancer		Phase I	In-house product

□ Central Nervous System Diseases, Bone/ Joint Diseases

TAK-375 <ramelteon> Rozerem (US)	MT_1/ MT_2 receptor agonist (Oral agent)	Insomnia	Europe Japan	Under application ('07.03) Under application ('08.02)	In-house product
		Circadian rhythm sleep disorder	US	Phase II	
NE-58095 <risedronate> Benet (Japan)	Bone resorption inhibitor	Paget's disease of bone	Japan	Under application ('07.07)	In-license product (Ajinomoto)
SNT-MC17 <idebenone>	Mitochondrial targeting anti-oxidation agent (Oral agent)	Friedreich ataxia	Europe	Under application ('07.08)	In-license product (Santhera)
		Duchenne muscular dystrophy	Europe	Phase II	
Lu AA21004 <->	Bis-aryl-sulphanyl amine (Oral agent)	Mood/anxiety disorder	US Europe	Phase III Phase III	In-license product (Lundbeck)
TAK-783 <->	T cell function regulator derivative (Oral agent)	Rheumatoid arthritis	US Europe Japan	Phase II Phase II Phase I	In-house product
Lu AA24530 <->	Monoamine modulator (Oral agent)	Mood/anxiety disorder	Europe	Phase II	In-license product (Lundbeck)
TAK-065 <->	Nerve regeneration promotion agent (Oral agent)	Alzheimer's disease, Parkinson's disease		Phase I	In-house product

[redacted]

Gastroenterological diseases etc.

SPI-0211 <lubiprostone> Amitiza (US)	Chloride channel opener	Constipated IBS	US	Approved ('08.04)	In-license product (Sucampo)
		Opioid induced impaired bowel function	US	Phase III	
TAK-390MR <dexlansoprazole>	Proton pump inhibitor (Oral agent)	Erosive/non-erosive esophagitis	US Japan	Under application ('07.12) Phase II	In-house product
TMX-67 <febuxostat>	Selective non-purin xanthin oxidase inhibitor	Hyperuricemia accompanying gout	US	Under application ('04.12)	In-license product (Teijin)
AG-1749 <lansoprazole> Takepron (Japan, Asia) Prevacid (US, Asia) Ogast, Agopton, Lansox, etc. (Europe)	Proton pump inhibitor	Risk reduction of NSAID associated ulcer	Japan	Phase III	In-house product
TAK-242 <resatorvid>	TLR4 signal transduction inhibitor (Injection)	Severe sepsis	Japan US Europe	Phase III Phase III Phase III	In-house product
TAK-438 <>	Potassium ion competitive acid blocker (Oral agent)	Acid-related diseases (gastroesophageal regurgitation, peptic ulcer, etc)		Phase I	In-house product
MLN0002 <>	α4β7 integrin inhibitor	Ulcerative colitis, Crohn's disease	US	Phase II	In-house product
MLN0415 <>	IKK2 inhibitor	Various types of inflammatory disease		Phase I	In-house product
IY-81149 <ilaprazole>	Proton pump inhibitor	Gastric acid secretion related diseases	US	Phase II	In-license product (Ilyang)

Phase I (Phase I Trial)

Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics

Phase II (Phase II Trial):

Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration

Phase III (Phase III Trial)

Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

Takeda Overview (As of 1st April 2008)

■ Overview

Date of Incorporation	January 1925
Paid-In Capital	¥63.5 billion
Number of Employees	6,242 (non-consolidated)
Head Office	1-1, Doshomachi 4-Chome Chuo-ku, Osaka 540-8645, Japan
Tokyo Head Office	12-10, Nihonbashi 2-Chome Chuo-ku, Tokyo 103-8668, Japan
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch
Plants	Osaka Plant, Hikari Plant
Research Centers	Discovery Research Center, Biochemical Research Laboratories, Medical Chemistry Research Laboratory, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Health Research Laboratory (the above are located in Osaka City) Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City), Biotechnology Office(located in Hikari City)

Takeda also has offices in major cities nationwide apart from the above.

■ Board of Directors and Auditors

Chairman of the Board (Representative Director)	Kunio Takeda
President (Representative Director)	Yasuchika Hasegawa
Senior Managing Director	Makoto Yamaoka
Managing Director (Special Task)	Hiroshi Akimoto
Managing Director	Kiyoshi Kitazawa
Director (General Manager, Legal Department)	Hiroshi Shinha
Director(General Manager, Pharmaceutical Marketing Division)	Yasuhiko Yamanaka
Full-Time Corporate Auditor	Toyoji Yoshida
Corporate Auditor (Attorney)	Kiyoshi Taura
Corporate Auditor (Certified Public Accountant, New York, US)	Yoichi Asakawa
Corporate Auditor (Attorney)	Tadashi Ishikawa

(Note) The auditors Kiyoshi Taura, Yoichi Asakawa, and Tadashi Ishikawa are external auditors as stipulated in Article 2.16 of the Company Law.

Corporate Officers

Hiroshi Takahara	(General Manager, Finance & Accounting Department)
Naohisa Takeda	(General Manager, Overseas Business Planning Department)
Kanji Negi	(General Manager, Administrative Management Department, Pharmaceutical Affairs)
Shigenori Okawa	(General Manager, Pharmaceutical Research Division)
Hiroshi Sakiyama	(General Manager, Tokyo Branch, Pharmaceutical Marketing Department)
Teruo Sakurada	(General Manager, Osaka Branch, Pharmaceutical Marketing Department)
Hiroshi Otsuki, Ph.D.	(President, Consumer Healthcare Company)

Takeda Global Network

Europe

(1) Takeda Europe Holdings B.V. (Netherlands)
(2) Takeda Pharmaceuticals Europe Limited (UK)
(3) Laboratoires Takeda (France)
(4) Takeda UK Limited
(5) Takeda Pharma GmbH (Germany)
(6) Takeda Pharma Ges.m.b.H (Austria)
(7) Takeda Pharma AG (Switzerland)
(8) Takeda Italia Farmaceutici S.p.A.
(9) Takeda Cambridge Limited
(10) Takeda Global Research & Development Centre (Europe) Ltd. (UK)
(11) Takeda Ireland Limited
(12) Takeda Pharma Ireland Limited

Asia

(1) Takeda Chemical Industries (Taiwan), Ltd.
(2) Tianjin Takeda Pharmaceuticals Co., Ltd.
(3) P.T. Takeda Indonesia
(4) Takeda Singapore Pte Limited
(5) Boie-Takeda Chemicals, Inc. (Philippines)
(6) Takeda (Thailand), Ltd.

Japan

(1) Takeda Pharmaceutical Company Limited

(2) Nihon Pharmaceutical Co., Ltd.

(3) Takeda Bio Development Center Limited

(4) Takeda Healthcare Products Co., Ltd.

(5) Amato Pharmaceutical Products, Ltd.

(6) Wako Pure Chemical Industries, Ltd.

US

(1) Takeda America Holdings, Inc.

(2) Takeda Pharmaceuticals North America, Inc.

(3) Takeda Global Research & Development Center, Inc.

(4) Takeda San Diego, Inc.

(5) Takeda San Francisco, Inc.

(6) Takeda Research Investment, Inc.

(7) TAP Pharmaceutical Products, Inc.

(8) Millennium Pharmaceuticals, Inc

Topics

Topics 1

Acquisition of Millennium Pharmaceuticals, Inc., an American biotechnology-based pharmaceutical company

Takeda agreed with Millennium on the purchase of the company based on a tender offer in April 10 this year. The tender offer closed on May 13 in America and the company was officially added to the Takeda Group the following day.
Millennium, which was established in 1993, works on R&D for groundbreaking drugs through extensive knowledge of the human genome, deep understanding of disease mechanisms, and the utilization of a comprehensive, integrated scientific platform. Millennium positions cancer and inflammation as its focus areas, and is a world-class biotechnology-based pharmaceutical company with a strong R&D pipeline in these areas.
Takeda expects the maximum utilization of Millennium's excellent expertise and know-how will lead to speedy research, development and sales of superior cancer treatment drugs of great variety.

Topics 2

Conclusion of a licensing agreement for materials under clinical development and an agreement for the transfer of shares in Amgen, K.K. with Amgen, Inc., of America

On February 1 this year, Takeda concluded a licensing agreement with Amgen, Inc., of America for 13 materials Amgen owns that are currently under development in the cancer, inflammation and pain areas. Also, in association with this, the company's concluded an agreement for the transfer to Takeda of shares in Amgen's 100%-owned subsidiary, Amgen K.K.
Under the first agreement, Takeda has acquired exclusive development and mar-

keting rights in Japan and joint overseas development and marketing rights with Amgen for AMG706, an anticancer agent. Takeda has also acquired exclusive development and marketing rights in Japan for the materials other than AMG706. Furthermore, among the materials subject to the contract other than AMG706 are biotechnology-based pharmaceuticals such as antibody agents.
On April 1, Amgen K.K. was officially established as Takeda Bio Development Center Limited. The company will be responsible for development work, mainly of the materials licensed from Amgen, Inc. Takeda expects that the conclusion of these contracts will lead to the strengthening of the cancer, inflammation and pain areas that are the priority areas of this company.

Topics 3

Agreement with Abbott Laboratories on a corporate division of TAP

On March 19 this year, Takeda agreed with Abbott on a corporate division at equal value of TAP, a corporate joint venture owned by the company and Abbott (50% owned by both companies).
The corporate division was completed on the last day of April, whereupon TAP became a 100%-owned subsidiary of TAH. In future, TAP will merge with TPNA and TAP's functions in development will transfer to TGRD.
Following the start of joint operations in 1977, TAP has made significant contributions to Takeda's ethical drug business through the sale in America of drugs such as Lupron Depot, a treatment drug for prostate cancer and endometriosis and Prevacid, a treatment drug for peptic ulcer, etc.
This restructuring of American operations will further strengthen the sales and development capabilities of the company, centered on doctors in private practice. In addition, Takeda will ensure it strengthens the presence of the company in America, the largest market for drugs in the world, and further solidifies the global growth of the company through the early release of SYR-322 and TAK-390MR, Takeda's next generation of major products, and the maximization of product value.

Topics 4

New drug application in America for SYR-322, a treatment drug for type II diabetes

On December 27 last year, Takeda submitted a new drug application to the US Food and Drug Administration (FDA) for SYR-322, a drug for the treatment of type II diabetes. SYR-322 is a once-daily DPP-4 inhibitor created by Takeda San Diego. SYR-322 is an orally-administered diabetes treatment drug with a novel mechanism that lowers blood glucose by inhibiting the enzyme dipeptidyl-peptidase 4 (DPP-4), responsible for the degradation of hormones that increase insulin secretion.

Takeda expects this drug will be provided to patients as an important option in the treatment of diabetes.

Topics 5

New drug application in America for TAK-390MR, a treatment drug for peptic ulcer

On December 28 last year, the company submitted a new drug application to the US Food and Drug Administration (FDA) for TAK-390MR, a drug created by Takeda for the treatment of peptic ulcer.

TAK-390MR is a proton pump inhibitor. Effective blood drug concentration is maintained by the company's unique technology. The drug effects listed in this application are for erosive esophagitis, non-erosive gastroesophageal regurgitation and maintenance treatment for these conditions.

Takeda expects that with this drug, TAP will be able to further strengthen the franchise in the digestive system disease area that it has built up to this point.

Stock Information

■ Stock Information (As of 31th March 2008)

- Number of shareholders

149,478

- Number of shares

889,272,395

On May 23 this year, Takeda amortized 57,130,000 shares of treasury stock based on a resolution of the meeting of the Board of Directors held on April 25 resulting in a total number of 832,142,395 shares.

- Big shareholders

Nippon Life Insurance Company	56,400	6.34
Japan Trustee Services Bank, Ltd. (trust account)	48,478	5.45
The Master Trust Bank of Japan, Ltd. (trust account)	41,145	4.63
Dai-ichi Life Mutual Insurance Company	19,029	2.14
Takeda Science Foundation	17,912	2.01
State Street Trust & Banking Co., Ltd. 505103	15,502	1.74
The Chase Manhattan Bank N.A. London SL Omnibus Account	13,666	1.54
Rabobank Nederland, Tokyo Branch	12,786	1.44
Nomura Securities Co., Ltd.	12,477	1.40
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	10,270	1.15

■ Stock Information

Fiscal Year	1st April to 31st March each year
Ordinary General Meeting of Shareholders	June each year
Reference Dates	Ordinary general meeting of shareholders 31st March each year Term-end dividend 31st March each year Interim dividend 30th September each year
Share Trading Unit	100 shares
Administrator of the Shareholders' Register	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-8212, Japan
Mitsubishi UFJ Osaka Office (All References)	Osaka Stock Transfer Agency Mitsubishi UFJ Trust and Banking Corporation 1-5, Dojimahama 1-Chome Kita-ku, Osaka 530-0004, Japan Tel: 0120-094-777 (Free Call)
Procedural Form Requests	Tel: 0120-244-479 (Head Office Stock Transfer Agency) (Free Call) 0120-684-479 (Osaka Stock Transfer Agency) Internet (Mitsubishi UFJ Trust and Banking Corporation Homepage) http://www.tr.mufg.jp/daikou/ * Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above.
Other Offices	Mitsubishi UFJ Trust and Banking Corporation offices nationwide Nomura Securities Co., Ltd. offices nationwide
Method for Public Announcements	Electronic announcements Listed at: http://www.takeda.co.jp/investor-infomation/koukoku/index.html However, in cases of accident or other unavoidable reason in which it is not possible to make a public announcement electronically, announcements will be made in the Nihon Keizai Shimbun.

■ Additional purchases/ disposals of fractional shares

It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete 1 share unit (100 shares) or to request the purchase of the fractional shares (by the

company). Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

- Methods for Receiving Dividend Payments

Shareholders may use any of the following methods to receive a dividend payment from the company.

(1) Receipt via Post Office transfer payment notice (Japan Post Bank)

(2) Receipt via Japan Post Bank savings account automatic transfer receipt

(3) Receipt via bank deposit account automatic transfer receipt

- Customers who receive dividends using a Japan Post Bank transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
- Please contact one of the offices listed above if you are a shareholder and wish to change your method for receiving dividend payments.

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 26, 2008

To Our Shareholders

Yasuchika Hasegawa
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions of the 132nd Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 132nd Ordinary General Meeting of shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Non-consolidated Financial Statements for the 131st term (from April 1, 2007 to March 31, 2008)
2. Audit Reports on the Consolidated Financial Statements for the 131st term by the Independent Auditors and the Board of Corporate Auditors

The contents of these documents were reported.

Matters resolved:

First proposal: Appropriation of Surplus
This item was approved as originally proposed. (The year-end dividend is 84 yen (JPY84.00) per share.)

Second Proposal: Election of seven (7) Directors
As proposed, six (6) directors – Messrs. Kunio Takeda, Yasuchika Hasegawa, Makoto Yamaoka, Kiyoshi Kitazawa, Hiroshi Shinha and Yasuhiko Yamanaka – were re-elected, Mr. Shigenori Ohkawa was

newly elected, and all seven (7) directors assumed their respective offices.

Third Proposal: Election of two (2) Corporate Auditors

As proposed, Messrs. Naohisa Takeda and Tsuguoki Fujinuma were newly elected and assumed their offices.

Fourth Proposal: Payment of bonus allowances to Directors and Corporate Auditors

It was proposed and approved that 200 million yen in total for Directors and 17 million yen in total for Corporate Auditors respectively be paid to seven (7) Directors and four (4) Corporate Auditors, as of the end of this business year.

Fifth Proposal: Payment of retirement allowances to a retiring Director and retiring Corporate Auditors, and payment of retirement allowances to Directors and Corporate Auditors for the period up to the termination of the retirement allowance plan

This item was approved as originally proposed. The retirement allowances shall be paid to the retiring Director, Hiroshi Akimoto, and the retiring Corporate Auditors, Messrs. Kiyoshi Taura and Yoichi Asakawa, within the amounts deemed to be reasonable in accordance with the established rules of the Company, and the Board of Directors, for the retiring Director, and the Corporate Auditors, through discussion among themselves, for the retiring Corporate Auditors, were authorized to determine the definite amount, the date of payment and the method of payment.

In connection with the termination of the retirement allowance plan for Directors and Corporate Auditors, the Company shall pay the retirement allowances , for the period up to the close of this ordinary general meeting of shareholders , to the following six (6) Directors; Messrs. Kunio Takeda, Yasuchika Hasegawa, Makoto Yamaoka, Kiyoshi Kitazawa, Hiroshi Shinha and Yasuhiko Yamanaka, and the following two (2) Corporate Auditors; Messrs. Toyoji Yoshida and Tadashi Ishikawa, within the amounts deemed to be reasonable in accordance with the established rules of the Company. The Board of Directors, for the Directors, and the Corporate Auditors, through discussion among themselves, for the Corporate Auditors, were authorized to determine the definite amount and the method of payment. The date of payment shall be the date of retirement of the

relevant Director or Corporate Auditor.

Sixth Proposal: Revision of the amount of remuneration for Corporate Auditors

It was proposed and approved that the amount of remuneration for Corporate Auditors be revised not exceeding 15 million yen per month.

Seventh Proposal: Determination of the amount and contents of the stock option remuneration for Directors

This item was approved as originally proposed. The Company shall grant stock acquisition rights in each fiscal year to the Directors as remuneration, with the maximum annual amount being 350 million yen.

Payment of Dividends

Shareholders who have not designated an account for the automatic transfer of dividend payments are requested to accept their year-end dividends for the 131st term at a nearby office of JAPAN POST BANK Co., Ltd. within the payment period using the Receipt of the Year-end Dividends enclosed. Shareholders who have designated an account for the automatic transfer of dividend payments are requested to confirm their dividend payments in the Year-end Dividend Account Statement and the Confirmation of Designated Account for the Automatic Transfer of Dividend Payments enclosed.

Takeda

Takeda Pharmaceutical Company Limited
Head Office
1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN

September 25, 2008

SEC Mail
Mail Processing
Section

SEP 2 6 2008

Washington, DC
100

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Special Counsel, Office of International Finance

Re: SEC File No. 082-35071
Takeda Pharmaceutical Company Limited (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) until August 31, 2008 that is required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are English translations of, and attached hereto as Exhibit B are brief descriptions of, Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Takeda Pharmaceutical Company Limited

By [signature]
Name: Hiroshi Shinha
Title: Member of the Board
General Manager of Legal Department

(Enclosures)

cc: Izumi Akai, Esq.
Hiroshi Nogami, Esq.
(Sullivan & Cromwell LLP)

TOKYO:37113.2

Takeda Pharmaceutical Company Limited
Head Office
1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN

September 25, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Special Counsel, Office of International Finance

SEC Mail
Mail Processing
Section
SEP 2 9 2008
Washington, DC
100

Re: SEC File No. 082-35071
Takeda Pharmaceutical Company Limited (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) until August 31, 2008 that is required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are English translations of, and attached hereto as Exhibit B are brief descriptions of, Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Takeda Pharmaceutical Company Limited

By [signature]
Name: Hiroshi Shinha
Title: Member of the Board
General Manager of Legal Department

(Enclosures)

cc: Izumi Akai, Esq.
Hiroshi Nogami, Esq.
(Sullivan & Cromwell LLP)

TOKYO:37113.2

File No. 082-35071

Exhibit A

English Translations of Japanese Language Documents

1. Press release dated June 9, 2008, relating to the announcement that Phase 3 Results for alogliptin Demonstrated Significant Blood Sugar Reductions in Monotherapy and Four Add-on Therapy Studies.
2. Press release dated June 17, 2008, relating to the announcement that Takeda to Appeal EMEA Negative Opinion on ramelteon for the Treatment of Primary Insomnia.
3. Press release dated June 23, 2008, relating to the announcement that FDA Approves VELCADE® (BORTEZOMIB) for Injection for Patients with Previously Untreated Multiple Myeloma.
4. Press release dated June 24, 2008, relating to the Notice of Execution of Acquisition of the Company's Own Shares.
5. Press release dated June 24, 2008, relating to the Notice Concerning Cancellation of Own Shares.
6. Press release dated June 26, 2008, relating to the Notice Concerning Stock Options (Stock Acquisition Rights) for Members of the Board of Directors.
7. Press release dated June 30, 2008, relating to the announcement that Takeda Submitted a New Drug Application for Anti-Cancer Agent, panitumumab (recombinant).
8. Press release dated June 30, 2008, relating the announcement concerning Launch of "ENBREL® 25mg Syringe 0.5 mL for S.C. Injection" New Formulation of ENBREL®.
9. Press release dated July 2, 2008, relating to the announcement that Takeda Pharmaceuticals and TAP Pharmaceutical Products Inc. Merge.
10. Press release dated July 8, 2008, relating to the announcement that Takeda Submitted a Request for Mutual Agreement Procedure Regarding a Correction Notice Based on Transfer Pricing Taxation.
11. Press release dated July 14, 2008, relating to the Notice Concerning the Determination of the Items of Stock Options (Stock Acquisition Rights) for Members of the Board of Directors.
12. Press release dated July 16, 2008, relating to the announcement that Antiosteoporotic drugs "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" received approval for additional indication in patients with Paget's disease of bone: Both come in new packages.
13. Summary of Financial Statements (Consolidated), dated July 31, 2008: First quarter results (April 1, 2008 to June 30, 2008) for the fiscal year ending March 31, 2009.

14. Press release dated August 29, 2008, relating to the announcement that Takeda and Affymax Provide Clinical Development Update for Hematide™ in Chemotherapy-induced Anemia.
15. Notice of Convocation of the 132nd Ordinary General Meeting of Shareholders, dated June 4, 2008.
16. Notice of Resolutions of the 132nd Ordinary General Meeting of Shareholders, dated June 26, 2008.
17. 131st Term Business Report (April 1, 2007 to March 31, 2008).

File No. 082-35071

Exhibit B

Brief Descriptions of Japanese Language Documents

1. Status report regarding the repurchase of treasury stock (from May 1, 2008 to May 31, 2008) dated June 13, 2008.
2. Report concerning corporate governance dated June 25, 2008.
3. Report concerning corporate governance dated June 30, 2008.
4. Annual securities report (131st term) dated June 26, 2008.
5. Note of confirmation dated July 10, 2008 regarding the accuracy of the securities report.
6. Extraordinary report dated July 14, 2008.
7. Status report regarding the repurchase of treasury stock (from June 1, 2008 to June 30, 2008) dated July 14, 2008.
8. Extraordinary report dated July 31, 2008.
9. Note of confirmation dated August 13, 2008 regarding the accuracy of the quarterly report.
10. Quarterly report dated August 13, 2008.
11. Note of confirmation dated August 20, 2008 regarding the accuracy of the quarterly report.
12. Amendment to quarterly report dated August 20, 2008.

June 9, 2008
Takeda Pharmaceutical Company Limited

Phase 3 Results for alogliptin Demonstrated Significant Blood Sugar Reductions in Monotherapy and Four Add-on Therapy Studies

Data from five pivotal phase 3 studies presented at the American Diabetes Association 68th Scientific Sessions

San Francisco, Calif., June 07, 2008 – Results from five pivotal phase 3 studies of alogliptin were announced today at the American Diabetes Association (ADA) 68th Scientific Sessions by Takeda Global Research & Development Center, Inc. Alogliptin, which has been shown to be a highly selective inhibitor of dipeptidyl peptidase-4 (DPP-4), is currently under investigation as an oral treatment for type 2 diabetes. Alogliptin administered once daily demonstrated statistically significant reductions in hemoglobin A1c(HbA1c) versus placebo as a monotherapy and as an add-on therapy with the major classes of type 2 diabetes medications: metformin, thiazolidinediones, insulin and sulfonylureas.

"Almost half the patients with type 2 diabetes are not at the American Diabetes Association recommended HbA1c goal of less than 7 percent, so it's important to have new treatment options that are both effective and well tolerated to potentially address the large number of patients who aren't adequately controlled," said Richard Pratley, MD, director of the Diabetes & Metabolism Translational Medicine Unit at the University of Vermont College of Medicine. "These clinical data show that alogliptin effectively reduces blood sugar in patients, alone or when used in combination with existing oral anti-diabetic treatments as well as insulin, increasing the range of treatment options for patients."

In the alogliptin monotherapy study, a significantly greater percentage of patients achieved HbA1c levels of less than or equal to 7 percent. Similar results were seen in the add-on to metformin, thiazolidinedione and sulfonylurea studies. Across all studies, patients achieved significant reductions in HbA1c, up to 0.80 percent, depending on the alogliptin dose and their treatment regimen. Greater HbA1c reductions were seen in patients with higher baseline HbA1c. Safety results showed that alogliptin was weight neutral and well tolerated in patients with type 2 diabetes, with an incidence of hypoglycemia similar to placebo.

"Alogliptin is another example of Takeda's commitment to advance the science of diabetes," said David Recker, M.D., senior vice president, Clinical Sciences, at Takeda. "The addition of alogliptin to the Takeda diabetes franchise would potentially enable us to address two of the core defects associated with type 2 diabetes, insulin deficiency and insulin resistance, ultimately helping patients improve their overall blood glucose control."

Alogliptin Phase 3 Study Results

In all five studies, at study end (week 26), mean change from baseline HbA1c levels were significantly greater, (P<.001), for both 12.5 mg and 25 mg alogliptin doses versus placebo, respectively:

- alogliptin monotherapy: -0.56 percent, -0.59 percent, -0.02 percent
- metformin add-on: -0.60 percent, -0.60 percent, -0.1 percent
- thiazolidinediones add-on: -0.66 percent, -0.80 percent, -0.19 percent
- insulin add-on: -0.63 percent, -0.71 percent, -0.13 percent
- sulfonylurea add-on: -0.38 percent, -0.52 percent, +0.01 percent

A greater percentage of patients achieved HbA1c levels of less than or equal to 7 percent at both 12.5 mg and 25 mg alogliptin doses versus placebo, respectively, in the following studies:

- alogliptin monotherapy: 47 percent (P=.001), 44 percent (P=.008), 23 percent
- metformin add-on: 52 percent (P<.001), 44 percent (P<.001), 18 percent
- sulfonylurea add-on: 30 percent (P=.057), 35 percent (P=.002), 18 percent

In all five studies, at study end, mean changes from baseline HbA1c levels were similar regardless of age, BMI or ethnicity. Alogliptin was well-tolerated at all doses and in combination with other type 2 diabetes medications. Common adverse events were similar across groups in each study.

Alogliptin Phase 3 Study Design

Phase 3 studies were conducted in over 2,000 patients in 220 centers worldwide. All five phase 3 studies were randomized, double blind, placebo-controlled studies, designed to assess the efficacy and safety of alogliptin, alone or when added to another type 2 diabetes medication: metformin, pioglitazone, insulin or glyburide. The primary end point was change from baseline in HbA1c at week 26 (or last observation) in the intent-to-treat population. Alogliptin was studied at 12.5 mg and 25 mg, once daily, in all studies.

In all studies, except for the insulin add-on, mean baseline HbA1c was between 7.9 percent and 8.1 percent, and mean duration of type 2 diabetes was between six to eight years. In the insulin add-on, mean baseline HbA1c was 9.3 percent and mean duration of type 2 diabetes was 13 years. Mean age, in all studies, was between 53 and 57 years.

About Hemoglobin A1c (HbA1c)

HbA1c is a measure of an individual's average blood sugar over a three-month period. The ADA has recommended a target HbA1c level of <7 percent. ADA guidelines recommend clinical intervention for HbA1c >8 percent and to be considered for HbA1c between 7 and 8 percent.

About Alogliptin

Alogliptin, previously known by the development code SYR-322, is a selective DPP-4 inhibitor and is under investigation for the treatment of type 2 diabetes. Alogliptin was designed by Takeda to selectively inhibit DPP-4 and not other closely related proteins that are associated with other biologic activity. In in vitro studies, alogliptin has been shown to be 10,000-fold more selective for DPP-4 over other closely related proteins.

DPP-4 inhibitors are a new class of oral agents for the treatment of type 2 diabetes that block the degradation of incretin hormones, GLP-1 (glucagon-like peptide-1) and GIP (glucose-dependent insulinotropic peptide). The incretin hormones are normally released in the digestive tract in response to food, and mediate glucose-dependent insulin secretion, accounting for over 50 percent of insulin release. In type 2 diabetes, GLP-1 levels are decreased and the insulinotropic response to GIP is reduced, resulting in the incretin defect, which contributes to insulin deficiency and high blood sugar. Alogliptin has displayed a weight-neutral profile along with a risk of low blood sugar similar to placebo due to DPP-4 inhibitors' glucose-dependent mechanism of action.

Discovered by Takeda San Diego, Inc., alogliptin is being developed by Takeda Global Research & Development and is currently in phase 3 clinical studies.

Takeda Global Research & Development Center, Inc.

Based in Deerfield, Ill., and London, U.K., Takeda Global Research & Development Center, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. Takeda Global Research & Development was established in 2004 and is responsible for Takeda's clinical research and development in the U.S. and Europe, supporting clinical and product development activity for Takeda commercial organizations in the U.S. and in Europe. With a robust pipeline of compounds in development for diabetes, cardiovascular disease and other conditions, Takeda rapidly brings innovative products to market to improve patient health and enhance the practice of medicine. To learn more about the company, visit www.tgrd.com.

###

082-35071

June 17, 2008

Takeda Pharmaceutical Company Limited

Takeda to Appeal EMEA Negative Opinion on ramelteon for the Treatment of Primary Insomnia

Osaka, Japan, June 17, 2008 – Takeda Pharmaceutical Company Limited ("Takeda") announced today that its wholly owned subsidiary, Takeda Global Research & Development Centre (Europe) Ltd. ("TGRD(EU)"), has requested a re-examination of the opinion given by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA).

This request is in response to the negative opinion of May 30, 2008, in which the CHMP recommended the refusal of the marketing authorization in the EU for ramelteon in the treatment of patients with primary insomnia, since the CHMP was concerned that the effectiveness of ramelteon had not been demonstrated, which was measured considering only one aspect of insomnia, the time to fall asleep.

The original Marketing Authorization Application (MAA) was submitted by TGRD(EU) in March 2007 and this request for re-examination was made in accordance with EMEA's formal process whereby the sponsor of an MAA may request re-examination of the initial CHMP opinion.

Takeda remains convinced of the positive aspect of ramelteon, which induces the natural sleep for the treatment of patients with primary insomnia and looks forward to continuing working with the EMEA and the CHMP to bring this MAA to a positive outcome for patients in the European Union.

About ramelteon
Ramelteon works by selectively targeting two melatonin receptors in the brain, MT1 and MT2, which are located in the uprachiasmatic nucleus, the body's 'master clock'. By acting on these receptors, the body's sleep-wake cycle is regulated and the physiological sleep is promoted.

Ramelteon, marketed as ROZEREM™ in the United States, was approved by the US Food and Drug Administration in July 2005. It also has been filed as a New Drug Application with the Ministry of Health, Labour and Welfare in Japan.

About Takeda
Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

082-35071

June 23, 2008

Millennium Pharmaceuticals
Takeda Pharmaceutical Company Limited

FDA Approves VELCADE® (BORTEZOMIB) for Injection for Patients with Previously Untreated Multiple Myeloma

– New indication offers earlier treatment options for patients –

CAMBRIDGE, Mass., USA and OSAKA, Japan, June 20, 2008 (US Time) – Millennium Pharmaceuticals, The Takeda Oncology Company, and Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) today announced that the U.S. Food and Drug Administration (FDA) approved VELCADE for patients with previously untreated multiple myeloma (MM). The Company's co-development partner, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (J&JPRD) also has filed a corresponding application with the European Medicines Evaluation Agency (EMEA).

"This comes as wonderful news for patients. The VISTA1 trial showed 30% complete remission rate with bortezomib compared to 4% for the control arm. Importantly, patients treated with bortezomib also experienced a survival benefit," said Paul Richardson, M.D., a senior investigator for the study and Clinical Director of the Jerome Lipper Multiple Myeloma Center at Dana-Farber Cancer Institute.

"We are excited for patients with previously untreated multiple myeloma, who now can benefit from VELCADE, including its ability to deliver a significant increase in overall survival. VELCADE treatment also is available for multiple myeloma patients in the second- and third-line settings, where it already is approved," said Deborah Dunsire, M.D., President and CEO, Millennium Pharmaceuticals, The Takeda Oncology Company.

The current approval was based on an international, multicenter, open label, active-control trial in previously untreated patients with symptomatic multiple myeloma. Patients were randomized to receive either nine 6 week cycles of oral melphalan (M) plus prednisone (P) or MP plus VELCADE. Patients received M (9 mg/m2) plus P (60 mg/m2) daily for four days every 6 weeks or the same MP schedule with bortezomib (1.3 mg/m2) IV on days 1, 4, 8, 11, 22, 25, 29 and 32 of every 6 week cycle for 4 cycles then once weekly for 4 weeks on days 1, 8, 22 and 29 of every 6 week cycle for 5 additional cycles. Antiviral prophylaxis was recommended for patients on the VELCADE study arm. Time-to-progression (TTP) was the primary efficacy endpoint. Overall survival (OS), progression-free survival (PFS) and response rate (RR) were secondary endpoints. A total of 682 patients were randomized: 338 to receive MP and 344 to receive the combination of bortezomib plus MP. The median age of patients for both groups was 71 years. Demographics and baseline disease characteristics were similar between the two groups.

The safety profile of VELCADE in combination with MP is consistent with the known safety profiles of both VELCADE and MP.

In VISTA, the most commonly reported adverse events for VELCADE in combination with MP vs MP, respectively, were thrombocytopenia (52% vs 47%), neutropenia (49% vs 46%), nausea (48% vs 28%), peripheral neuropathy (47% vs 5%), diarrhea (46% vs 17%), anemia (43% vs 55%), constipation (37% vs 16%), neuralgia (36% vs 1%), leukopenia (33% vs 30%), vomiting (33% vs 16%), pyrexia (29% vs 19%), fatigue (29% vs 26%), lymphopenia (24% vs 17%), anorexia (23% vs 10%), asthenia (21% vs 18%), cough (21% vs 13%), insomnia (20% vs 13%), edema peripheral (20% vs 10%), rash (19% vs 7%), back pain (17% vs 18%), pneumonia (16% vs 11%), dizziness (16% vs 11%), dyspnea (15% vs 13%), headache (14% vs 10%), pain in extremity (14% vs 9%), abdominal pain (14% vs 7%), paresthesia (13% vs 4%), herpes zoster (13% vs 4%), bronchitis (13% vs 8%), hypokalemia (13% vs 7%), hypertension (13% vs 7%), abdominal pain upper (12% vs 9%), hypotension (12% vs 3%), dyspepsia (11% vs 7%), nasopharyngitis (11% vs 8%), bone pain (11% vs 10%), arthralgia (11% vs 15%) and pruritus (10% vs 5%).

Important Safety Information

In the U.S., VELCADE is indicated for the treatment of patients with multiple myeloma. VELCADE also is indicated for the treatment of patients with mantle cell lymphoma who have received at least one prior therapy. VELCADE is contraindicated in patients with hypersensitivity to bortezomib, boron or mannitol. VELCADE should be administered under the supervision of a physician experienced in the use of antineoplastic therapy.

Risks associated with VELCADE therapy include new or worsening peripheral neuropathy, hypotension throughout therapy, cardiac and pulmonary disorders, reversible posterior leukoencephalopathy syndrome, gastrointestinal adverse events, thrombocytopenia, neutropenia, tumor lysis syndrome and hepatic events. Women of childbearing potential should avoid becoming pregnant while being treated with VELCADE. Nursing mothers are advised not to breastfeed while receiving VELCADE. Cases of severe sensory and motor peripheral neuropathy have been reported. The long-term outcome of peripheral neuropathy has not been studied in mantle cell lymphoma. Acute development or exacerbation of congestive heart failure, and new onset of decreased left ventricular ejection fraction has been reported, including reports in patients with no risk factors for decreased left ventricular ejection fraction. There have been reports of acute diffuse infiltrative pulmonary disease of unknown etiology such as pneumonitis, interstitial pneumonia, lung infiltration and Acute Respiratory Distress Syndrome in patients receiving VELCADE. Some of these events have been fatal. There have been reports of Reversible Posterior Leukoencephalopathy Syndrome (RPLS) in patients receiving VELCADE. RPLS is a rare, reversible, neurological disorder which can present with seizure, hypertension, headache, lethargy, confusion, blindness, and other visual and

neurological disturbances. VELCADE is associated with thrombocytopenia and neutropenia. There have been reports of gastrointestinal and intracerebral hemorrhage in association with VELCADE. Transfusions may be considered. Complete blood counts (CBC) should be frequently monitored during treatment with VELCADE. Cases of acute liver failure have been reported in patients receiving multiple concomitant medications and with serious underlying medical conditions. Patients who are concomitantly receiving VELCADE and drugs that are inhibitors or inducers of cytochrome P450 3A4 should be closely monitored for either toxicities or reduced efficacy. Patients on oral antidiabetic medication while receiving VELCADE should check blood sugar levels frequently.

Adverse Reaction Data

Safety data from Phase II and III studies of single-agent VELCADE 1.3 mg/m2/dose twice weekly for 2 weeks followed by a 10-day rest period in 1163 patients with previously treated multiple myeloma (N=1008, not including the Phase III, VELCADE plus DOXIL® [doxorubicin HCl liposome injection] study) and previously treated mantle cell lymphoma (N=155) were integrated and tabulated. In these studies, *the safety profile of* VELCADE was *similar in patients with multiple myeloma* and mantle cell lymphoma.

In the integrated analysis, the most commonly reported adverse events were asthenic conditions (including fatigue, malaise and weakness) (64%), nausea (55%), diarrhea (52%), constipation (41%), peripheral neuropathy NEC (including peripheral sensory neuropathy and peripheral neuropathy aggravated) (39%), thrombocytopenia and appetite decreased (including anorexia) (each 36%), pyrexia (34%), vomiting (33%), anemia (29%), edema (23%), headache, paresthesia and dysesthesia and headache (each 22%), dyspnea (21%), cough and insomnia (each 20%), rash (18%), arthralgia (17%), neutropenia and dizziness (excluding vertigo) (each 17%), pain in limb and abdominal pain (each 15%), bone pain (14%), back pain and hypotension (each 13%), herpes zoster, nasopharyngitis, upper respiratory tract infection, myalgia and pneumonia (each 12%), muscle cramps (11%), and dehydration and anxiety (each 10%). Twenty percent (20%) of patients experienced at least 1 episode of =Grade 4 toxicity, most commonly thrombocytopenia (5%) and neutropenia (3%). A total of 50% of patients experienced serious adverse events (SAEs) during the studies. The most commonly reported SAEs included pneumonia (7%), pyrexia (6%), diarrhea (5%), vomiting (4%), and nausea, dehydration, dyspnea and thrombocytopenia (each 3%).

About Multiple Myeloma

Multiple myeloma is the second most common hematological malignancy. Between 2001 – 2005, the median age of diagnosis was 70 years. On January 1, 2005 in the U.S., there were approximately 56,200 individuals living with multiple myeloma.

About VELCADE

VELCADE is being co-developed by Millennium Pharmaceuticals, The Takeda Oncology Company, and Johnson & Johnson Pharmaceutical Research & Development, L.L.C. Millennium is responsible for commercialization of VELCADE in the U.S. and Janssen-Cilag is responsible for commercialization in Europe and the rest of the world. Janssen Pharmaceutical K.K. is responsible for commercialization in Japan. For a limited period of time, Millennium and Ortho Biotech Inc. are co-promoting VELCADE in the U.S. For more information about VELCADE clinical trials, patients and physicians can contact the Millennium Medical Product Information Department at 1-866-VELCADE (1-866-835-2233).

About Millennium

Millennium Pharmaceuticals, The Takeda Oncology Company, is a leading biopharmaceutical company based in Cambridge, Mass. that markets VELCADE, a cancer product, and has a robust clinical development pipeline of product candidates. The research, development and commercialization activities at Millennium are focused in oncology. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. The Millennium website is www.millennium.com.

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

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Editors' Note: This press release is also available under the Media section of the Company's website at: www.millennium.com

082-35071

June 24, 2008

Takeda Pharmaceutical Company Limited

Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, June 24, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on May 9, 2008.

1. Class of shares acquired:	Shares of common stock
2. Period of acquisition:	From May 12, 2008 to June 20, 2008
3. Total number of shares acquired:	16,994,200 shares
4. Total value of acquisition:	Yen 99,999,798,000
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

(Reference)

Resolution of the Board of Directors on May 9, 2008

1. Class of shares to be acquired:	Shares of common stock
2. Number of shares to be acquired:	Up to 18 million shares (equivalent to 2.02% of the total issued shares)
3. Total amount of shares to be acquired:	Up to 100 billion Yen
4. Schedule of acquisition:	From May 12, 2008 to June 23, 2008

Treasury shares held by Takeda as of June 23, 2008

1. Aggregate number of issued shares:	814,946,978 shares (excluding treasury shares)
2. Number of treasury shares:	17,195,417 shares

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June 24, 2008

Takeda Pharmaceutical Company Limited

Notice Concerning Cancellation of Own Shares

Osaka, Japan, June 24, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today to cancel its own shares under Article 178 of the Corporation Law, as detailed below:

1. Class of shares acquired:	Shares of common stock
2. Aggregate number of shares to be cancelled:	16,990,000 shares (The ratio to the aggregate number of issued shares before cancellation: 2.04%)
3. Scheduled cancellation date (Estimate):	July 18, 2008

(Reference)

Total number of issued shares after cancellation: 815,152,395 shares

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June 26, 2008

Takeda Pharmaceutical Company Limited
1-1, DOSHOMACHI 4-CHOME,CHUO-KU, OSAKA 540-8645, JAPAN

News Release

Contact:
Public Relations
Tel: +81 3-3278-2037 (Tokyo)

Notice Concerning Stock Options (Stock Acquisition Rights) for Members of the Board of Directors

Osaka, Japan, June 26, 2008 — Takeda Pharmaceutical Company Limited ("the Company") announced today that, at a meeting of its Board of Directors held today, the specific terms in connection with the subscription of Stock Acquisition Rights (i.e. stock options) to be granted to its Directors were resolved, pursuant to a resolution of the proposal at the Company's 132nd Ordinary General Shareholders Meeting earlier in the day regarding "Determination of the amount and contents of stock option remuneration for Directors".
The following is a notification of the specific terms.

I. Rationale for granting Stock Options Remuneration to Directors
The aim is to further elevate the Directors' motivation and incentive to improve mid and long term corporate performance by establishing a remuneration system that has stronger linkage with shareholder value.

II. Outline of the offer for subscription of Stock Acquisition Rights

1. Name of Stock Acquisition Rights
 - Stock Acquisition Rights FY2008 issued by Takeda Pharmaceutical Company Limited

2. Persons eligible to be granted Stock Acquisition Rights and their number
 - Company Directors, seven (7) people

3. Total number of Stock Acquisition Rights
 - 624

 This total number is the projected number of rights to be allotted. In case the total number of rights in subscriptions for allotment of such rights does not reach the number shown above, the total number of rights in actual subscriptions shall be the total number of rights to be allotted.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
 - 100 shares of Common Stock of the Company per Stock Acquisition Right

 In the event that the Company conducts a stock split, a free distribution ("*musho-wariate*") of shares or a stock consolidation of its common stock, following the date of the aforementioned resolution by the Board of Directors, such number of shares shall be adjusted by application of the equation noted below. Such adjustment shall be made for the number of shares to be issued or transferred upon exercise of Stock Acquisition Rights that have not been exercised as of that time. Any fractional figure of less than one (1) share arising as a result of this adjustment shall be rounded down.

 * Post-adjustment number of shares = pre-adjustment number of shares x split or consolidation rate

 Note: In the event of free distribution of shares, the rate shown above shall be the quotient of division of the post-distribution outstanding stock volume (excluding treasury stock) by the pre-distribution outstanding stock volume (excluding treasury stock).

In the event of a stock split, the post-adjustment number of shares shall be applied beginning on the base day for that split. In the event of free distribution of shares or stock consolidation, it shall be applied beginning on the day of effectuation of the distribution or consolidation.

In addition to the cases noted above, the Company shall reasonably adjust to the extent possible, the number of shares to be issued or transferred upon exercise of Stock Acquisition Rights, based on resolutions by the Board of Directors in the event of occurrence of circumstances requiring such adjustment following the aforementioned date of resolution by the Board of Directors.

In the event of such adjustment of the number of shares, the Company shall notify each holder of Stock Acquisition Rights noted in the Stock Acquisition Rights ledger about the requisite matters no later than the previous day to the application of the post-adjustment number of shares. However, when notification cannot be made by this date, the Company shall promptly make notification thereafter.

5. Payment for Stock Acquisition Rights and method of calculating the same

The amount of payment in exchange for a single Stock Acquisition Right (hereinafter referred to as "Payment") shall be equal to the fair value per Stock Acquisition Right on the allotment date (as calculated using the Black-Scholes model based on the closing value on the Tokyo Stock Exchange on said day; this calculation shall be consigned to TFP Business Solution Co., Ltd.).

** The Payment shall be the fair value of the Stock Acquisition Right, and shall not be corresponding to particularly favorable conditions.

** On the allotment date, the Company shall make a consensual offset between the remuneration credits held by the Director toward the Company and the right to demand payment of the amount to be paid in for Stock Acquisition Rights.

6. Amount of assets to be contributed upon exercise of each Stock Acquisition Rights

The amount of assets to be contributed to the Company upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount of assets to be contributed per share, which shall be one (1) yen, by the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right.

7. Allotment date of Stock Acquisition Rights

- July 11, 2008

8. Period during which Stock Acquisition Rights may be exercised

The period during which Stock Acquisition Rights may be exercised shall be the period from the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights to the date on which ten (10) years have passed since the allotment date, i.e., from July 12, 2011 to July 11, 2018.

However, in the event that a Director to whom Stock Acquisition Rights are allocated retires due to the expiration of his/her term of office or for other good reason, such Director may exercise Stock Acquisition Rights immediately following the date of such retirement even if that is before July 12, 2011.

9. Conditions for exercise of Stock Acquisition Rights

At the time of the exercise of the Stock Acquisition Rights, the holder of Stock Acquisition Rights must be a Director of the Company; provided, however, that this shall not apply in the case where the holder retires due to the expiration of his/her term of office or for another good reason.

No Stock Acquisition Right may be exercised in part.

10. Restrictions on transfer of Stock Acquisition Rights

Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is approved by the Board of Directors of the Company.

11. Amounts of capital stock and capital reserve to be increased in the event of issuance of shares due to exercise of Stock Acquisition Rights

The amount of capital stock to be increased in the event of issuance of stock upon exercise of Stock Acquisition Rights (A) shall be one-half (1/2) of the ceiling amount of capital stock, etc., increase (B) as calculated in accordance with Paragraph 1, Article 40 of the Corporate Calculation Regulations.

However, any fractions less than one (1) yen arising as a result of such calculation shall be rounded upward to the nearest yen.

The amount of capital reserves to be increased in the event of issuance of stock upon exercise of Stock Acquisition Rights shall be the remainder after subtraction of the aforementioned amount of increased capital stock (A) from the aforementioned ceiling amount of capital stock, etc., increase (B).

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June 30, 2008

Takeda Pharmaceutical Company Limited
Takeda Bio Development Center Limited

Takeda Submitted a New Drug Application for Anti-Cancer Agent, panitumumab (recombinant)

Osaka and Tokyo, Japan — June 30, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") and Takeda Bio Development Center Limited ("Takeda Bio") today announced that they submitted a New Drug Application of anti-cancer agent, panitumumab (recombinant) ("panitumumab") for the treatment of patients with progressed and/or relapse colorectal cancer to the Ministry of Health Labour and Welfare in Japan.

Panitumumab is a fully-human monoclonal antibody which binds to epidermal growth factor receptor (EGFr), and suppresses tumor growth. It shows a low incidence of allergic reaction upon and also after administration as it is a fully-human monoclonal antibody.

Panitumumab was originally developed by Amgen Inc. (Thousand Oaks, CA, "Amgen") and is marketed by Amgen in the US and EU under the brand name of Vectibix®, and Takeda Bio has been conducting the development activities in Japan.

"We believe the NDA submission of panitumumab will lead to the enhancement of our oncology franchise, one of our core therapeutic areas," said Masaomi Miyamoto, Ph.D., general manager of Pharmaceutical Development Division of Takeda. "We expect to offer panitumumab as early as possible to the patients with colorectal cancer, which is increasing in number in Japan, and healthcare providers, as a new treatment option different from existing chemotherapies."

"We are very much pleased with this milestone event which is the first NDA submission since the start of our company as Takeda Bio *Development Center Limited*," said *Hiroyasu Nakamura, president of Takeda Bio.* "We are committed to realization of the Mission of Takeda group, "striving toward better health for individuals and progress of medicine by developing superior pharmaceutical products", through determined engagement in the clinical development of innovative products, including antibody medicines, in the therapeutic areas such as oncology, licensed from Amgen to Takeda."

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About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

About Takeda Bio

Located in Tokyo, Japan, Takeda Bio Development Center Limited, a wholly owned subsidiary of Takeda, focuses on clinical development of the products licensed from Amgen Inc. to Takeda, across a range of therapeutic areas, including oncology, inflammation, and pain.
http://www.takeda.co.jp/tbdc/ (Japanese page only)

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Takeda Pharmaceutical Company Limited
Corporate Communications
Seizo Masuda (+81-3-3278-2037)

Takeda Bio Development Center Limited
Corporate Communications
Katsuaki Kato (+81-50-3116-9994)

082-35071

June 30, 2008

Wyeth K.K.
Takeda Pharmaceutical Company Limited

Launch of "ENBREL® 25mg Syringe 0.5 mL for S.C. Injection"
New Formulation of ENBREL®

Tokyo and Osaka, Japan — June 30, 2008 – Wyeth K.K. (Wyeth) and Takeda Pharmaceutical Company Limited (Takeda) today announced the launch of "ENBREL® 25mg Syringe 0.5mL for S.C. Injection," a new formulation of ENBREL® (generic name: etanercept) for the treatment of rheumatoid arthritis (RA), that is being co-promoted by the two companies.

ENBREL® 25mg Syringe 0.5mL for S.C. Injection is a new formulation of the existing ENBREL® 25mg for S.C. Injection, with the drug pre-filled into the syringe[*1]. Approval for its manufacture and sale was received from the Ministry of Health, Labour and Welfare on March 14 of this year, and the price for National Health Insurance was listed on June 20.

[*1] Filled in a glass or plastic syringe for a single time use

The launch of ENBREL® 25mg Syringe 0.5mL for S.C. Injection offers easier preparations for administration for patients who self-inject ENBREL® as well as medical professionals, leading to a significant decrease in the burden for them.

Wyeth and Takeda believe that both companies have been contributing a lot to the treatment of RA in Japan through the marketing of the epoch-making biologic treatment ENBREL®. Supported by the evidence of safety and efficacy profile demonstrated from post-marketing surveillance of more than 14,000 cases in Japan, Wyeth and Takeda are pleased to offer a more convenient treatment option for RA patients with the new formulation *ENBREL® 25mg Syringe 0.5mL for S.C. Injection*.

Product Description

Product name	ENBREL® 25 mg Syringe 0.5 mL for S.C. Injection
Generic name	Etanercept
Indications	Rheumatoid arthritis (only for patients with inadequate response to existing treatments)
Use/Dose	Normally, for adults, 10-25 mg of etanercept (genetically modified) is injected once-daily, twice per week, subcutaneously.
Date of approval for sale	March 14, 2008
Date of NHI price listing	June 20, 2008
Date of launch	June 30, 2008

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ABOUT RHEUMATOID ARTHRITIS

Rheumatoid arthritis is a systemic, chronic and potentially disabling disorder that affects about 700,000 people[*2] in Japan. The serious rheumatic disease causes the body's immune system to attack the lining of the joints, resulting in pain and swelling and may lead to fatigue, disability, deformity, organ damage, or premature death if not managed effectively. In RA, the immune system attacks the body's own cells, mistaking them for cells that do not belong. This causes inflammation mainly in synovial membrane of the joints. Generally, in Japan the disease affects about four times as many women as men[*3]. RA can develop at all ages including childhood; in most cases it develops between the ages of 40 and 50[*4].

[*2][*3] The Japan Medical Association

[*4] Guidelines for management of rheumatoid arthritis 2004 update

ABOUT ENBREL

In Japan, ENBREL has been approved for the treatment of rheumatoid arthritis in patients who had an inadequate response to existing therapies. ENBREL acts by binding TNF-alpha, one of the dominant inflammatory cytokines or regulatory proteins that play an important role in both normal immune function and the cascade of reactions causing the inflammatory process of rheumatoid arthritis. The binding of ENBREL to TNF-alpha renders the bound TNF biologically inactive, resulting in significant reduction in inflammatory activity. Additionally, ENBREL binds to LT-alpha, another cytokine involved in the inflammatory process of RA.

Globally physicians have become familiar with the benefits and proven long-term profile of ENBREL. To date, the product has been approved *in more than 70 countries around the world, and has been used to* treat more than 470,000 patients worldwide across various indications.

ABOUT WYETH

Wyeth K.K. is engaged in a full range of pharmaceutical business activities including developing, importing and marketing

pharmaceutical products with the aim of becoming a leading company in the pharmaceutical industry in Japan. Our corporate vision is "Leading the way to a healthier world." We strive to achieve this vision by bringing to the world pharmaceutical and health-care products that improve peoples' lives and deliver outstanding value to our customers. Headquartered in Tokyo, Wyeth K.K. has approximately 1,000 employees. For more information, please visit http://www.wyeth.jp

ABOUT TAKEDA

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Takeda is enhancing its R&D pipeline by concentrating its management resources in the following selected core therapeutic areas: "lifestyle-related diseases," "oncology and urological diseases (including gynecology)," "central nervous system diseases (including bone and joint disorders," and "gastroenterological diseases."

CONTACT

Wyeth K.K.
Corporate Affairs
+81-3-6420-6907

Takeda Pharmaceutical Company Limited
Corporate Communications Department
+81-3-3278-2037

July 2, 2008

Takeda Pharmaceuticals North America
Takeda Pharmaceutical Company Limited

Takeda Pharmaceuticals and TAP Pharmaceutical Products Inc. Merge

Combined Company is a Top 15 Pharmaceutical Company in the United States

Osaka, Japan and Deerfield, Ill. – July 1, 2008 (US Time) – Takeda Pharmaceutical Company Limited today announced that Takeda Pharmaceuticals North America, Inc. and Takeda Global Research & Development Center, Inc. merged with TAP Pharmaceutical Products Inc. (TAP), forming one of the top 15 pharmaceutical companies in the United States.

The merger is a result of the conclusion of a 30-year joint venture between Takeda Pharmaceutical Company Limited and Abbott announced March 19, 2008. According to terms previously announced, Takeda received the rights to TAP's product Prevacid®, its non-Lupron related commercial organization, TAP's support organizations, and TAP's pipeline. Effective May 1, 2008 TAP became a wholly-owned subsidiary of Takeda America Holdings, Inc.

"Strengthening Takeda's presence in the world's largest pharmaceutical market is one of the keys to our future success," said Yasuchika Hasegawa, president, Takeda Pharmaceutical Company Limited. "The merger of TAP and Takeda represents a significant milestone in the integration of two successful companies, and we look forward to maximizing future growth opportunities."

"This integration is a significant opportunity for Takeda to enhance its U.S. business strategy and build on the past successes of TAP and Takeda," said Alan MacKenzie, chief executive officer, Takeda Pharmaceuticals North America, Inc., and executive vice president, Takeda America Holdings, Inc. "The new, combined Takeda organization is well positioned to more quickly bring superior pharmaceutical products to patients and the healthcare professionals who treat them."

Effective today, TAP will no longer exist as a separate entity reporting to Takeda America Holdings, Inc. and former TAP employees who were part of this reporting structure will become employees of Takeda Pharmaceuticals North America, Inc., its subsidiary, Takeda Pharmaceuticals America, Inc., or Takeda Global Research & Development Center, Inc.

Takeda Pharmaceuticals North America, Inc. and Takeda Global Research & Development Center, Inc.

Based in Deerfield, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets products for diabetes, insomnia, wakefulness and gastroenterology. Through the Takeda Global Research & Development Center, Inc. the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. To learn more about the company and its products, visit www.tpna.com.

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

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July 8, 2008

Takeda Pharmaceutical Company Limited

Takeda Submitted a Request for Mutual Agreement Procedure Regarding a Correction Notice Based on Transfer Pricing Taxation

Osaka, Japan, July 8, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") today submitted a request for mutual agreement procedure based on the tax treaty between Japan and the U.S. regarding a correction notice[*1]on transfer pricing taxation from the Osaka Regional Tax Bureau ("ORTB"). On June 28, 2006, Takeda received that notice from the ORTB based on the ORTB's conclusion that the profits earned in the U.S. market in relation to product supply and license transactions on Prevacid[*2], drug for peptic ulcer treatment, between Takeda and TAP Pharmaceutical Products Inc. ("TAP")[*3]were under-allocated to Takeda over the six-year period from fiscal year ending March 2000 through fiscal year ending March 2005. On June 30, 2008 (US Time), TAP was merged by Takeda Pharmaceuticals North America Inc. ("TPNA"), a 100% subsidiary of Takeda America Holdings Inc. which is a wholly owned subsidiary of Takeda located in New York. As a result,TPNA succeeded the rights to Prevacid which had belonged to TAP.

Takeda submitted a request for mutual agreement procedure to the National Tax Agency of Japan for the purpose of the resolution of the double taxation since Takeda is going to submit the Advance Pricing Agreement[*4]for the supplying price of Prevacid with TAP and TPNA to the National Tax Agency of Japan and the U.S.
In protest against the corrective action stated above, Takeda filed a request for reinvestigation [*5] with the ORTB on August 25, 2006. Takeda will go through the procedure to interrupt this request in the near future.

[*1]Total taxable income assessed was ¥122.3 billion and additional tax due, including local and other taxes, was approximately ¥57.1 billion. Takeda paid these additional taxes in July 2006.

[*2] On March 19, 2008 (US Time), Takeda and Abbott Laboratories agreed that both companies would evenly divide the value of TAP.

[*3]During this assessment term, TAP had been a fifty-fifty joint venture between Abbott Laboratories and Takeda America Holdings, Inc., a wholly owned subsidiary of Takeda in the US and an affiliate accounted for by the equity method.

[*4]The Advance Pricing Agreement (APA) Program is designed to resolve actual or potential transfer pricing disputes in a principled, cooperative manner, as an alternative to the traditional adversarial process. The period subject to the APA application Takeda will submit for the supplying price of Prevacid with TAP and TPNA is after April 2005.

[*5] A reinvestigation decision from the ORTB has not yet been made to date.

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July 14, 2008

Takeda Pharmaceutical Company Limited

Notice Concerning the Determination of the Items of Stock Options (Stock Acquisition Rights) for Members of the Board of Directors

Osaka, Japan, July 14, 2008 — Takeda Pharmaceutical Company Limited ("the Company") announced today that the amount to be paid in exchange for Stock Acquisition Rights to be granted to its Directors and other related items were decided pursuant to the resolution of the board of directors meeting held on June 26, 2008.

The following is a notification of the specific terms.

1. Name of Stock Acquisition Rights

   Stock Acquisition Rights FY2008 issued by Takeda Pharmaceutical Company Limited

2. Allotment date of Stock Acquisition Rights

   July 11, 2008

3. Total number of Stock Acquisition Rights allotted

   624 (100 shares per one stock acquisition right)

4. Persons eligible to be granted Stock Acquisition Rights and their number

   Company Directors, seven (7) people

5. Amount to be paid in exchange for Stock Acquisition Rights

   439,500 yen in exchange for one (1) Stock Acquisition Right
   (4,395 yen per share)
   Note: On the allotment date, the Company shall make a consensual offset between the remuneration credits held by the Director toward the Company and the right to demand payment of the amount to be paid in for Stock Acquisition Rights.

6. Total amount to be paid in exchange for Stock Acquisition Rights

   274,248,000 yen

###

July 16, 2008

Ajinomoto Co., Inc.
Eisai Co., Ltd.
Takeda Pharmaceutical Company Limited

Antiosteoporotic drugs "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" received approval for additional indication in patients with Paget's disease of bone: Both come in new packages.

Ajinomoto Co., Inc. ("Ajinomoto", President and CEO: Norio Yamaguchi, Headquarters: Tokyo) and Takeda Pharmaceutical Company Limited ("Takeda", President: Yasuchika Hasegawa, Headquarters: Osaka) are pleased to announce that the Ministry of Health, Labour and Welfare (MHLW) has approved the additional indication of "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" (generic name: risedronate sodium hydrate) for Paget's disease of bone.

"Actonel® 17.5 mg tablets" will be distributed by Eisai Co., Ltd. ("Eisai", President and CEO: Haruo Naitou, Headquarters: Tokyo) supplied by Ajinomoto, and "Benet® 17.5 mg tablets" will be distributed by Takeda.

Paget's disease of bone is a metabolic disorder of bone. Its etiology is unknown. The prevalence of this disease is very low in Japan: estimated at 200-300 patients. Paget's disease of bone causes deformity and thickening of the bone due to excessive bone metabolism, which may lead to pain, bone fracture and osteosarcoma. There surely are unmet needs for the effective treatment for this disease. Ajinomoto and Takeda have jointly developed the antiosteoporotic agent—risedronate sodium hydrate—to obtain approval for indication in patients with Paget's disease of bone. Given the orphan drug designation by the MHLW, the new drug application for Paget's disease of bone was subject to a shortened examination with priority review by the authorities. This enabled "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" to be launched for patients suffering from the incurable disease earlier than usual. With purpose to ensure effective and safe use, treatment outcome researches will be conducted in all patients who receive the drugs (the all-case research) for a predetermined period after the launch.

Risedronate sodium hydrate is a bisphosphonate agent, which was originally synthesized by Procter & Gamble Pharmaceuticals, Inc. in the United States. In Japan, a once-daily formulation of this agent was launched in May 2002 and a once-weekly formulation was launched in June 2007 for the treatment of osteoporosis. Risedronate sodium hydrate has contributed to treatment of a number of osteoporosis patients.

For the newly approved additional indication in patients with Paget's disease of bone, "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" will come in special packages designed to be highly distinguishable from the existing products indicated for osteoporosis for prevention of misuse by patients and medical staff.

The following is a product outline of "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets" for reference.

Contact		
Ajinomoto Co., Inc. Pharmaceutical Personnel and Risk Management Dept. (Public Relations) +81-3-6280-9500	Eisai Co., Ltd. Corporate Communications Dept. +81-3-3817-5120	Takeda Pharmaceutical Company Limited Corporate Communications Dept. (Public Relations and IR) +81-3-3278-2037

<Reference>

Product outline of "Actonel® 17.5 mg tablets" and "Benet® 17.5 mg tablets"

[Brand Name]

"Actonel® 17.5 mg tablets", "Benet® 17.5 mg tablets"

[Generic Name]

Risedronate sodium hydrate

[Indication]

(The underlined one is the new indication approved this time.)
Osteoporosis, <u>Paget's disease of bone</u>

[Dosage and Administration]

(The underlines mean the parts changed or added this time.)

<u>·For osteoporosis</u>

The usual dosage in adults is 17.5 mg of risedronate sodium to be taken orally once a week on awakening with an adequate amount of water (about 180 mL). Patients should not lie down at least for 30 minutes after taking the medication and avoid eating, drinking except for water and taking any other oral drugs.

<u>·For Paget's disease of bone</u>

<u>The usual dosage in adults is 17.5 mg of risedronate sodium to be taken orally once daily on awakening with an adequate amount of water (about 180 mL) consecutively for eight weeks. Patients should not lie down at least for 30 minutes after taking the medication and avoid eating, drinking except for water and taking any other oral drugs.</u>

[Approval date of additional indication for Paget's disease of bone]

July 16, 2008

SUMMARY OF FINANCIAL STATEMENTS (Consolidated)
First quarter results for the fiscal year ending March 31, 2009

RECEIVED
2008 SEP 26 A 7:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 31, 2008

Takeda Pharmaceutical Company Limited
TSE Code: 4502
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President

Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo
Contact: Hirofumi Inoue, General Manager of Corporate Communications Department
Telephone: +81 3 3278-2037

Scheduled date of quarterly securities report submission: August 13, 2008

1. First Quarter Consolidated Financial Results (April 1, 2008 to June 30, 2008) for the Fiscal Year Ending March 31, 2009

(All amounts are rounded to the nearest million yen)

(1) Consolidated Operating Results (aggregated)

(Percentage figures represent changes from the same period of the previous year.)

	Net sales (¥ million)	change(%)	Operating income (¥ million)	change(%)	Ordinary income (¥ million)	change(%)
Three months ended June 30, 2008	396,881	—	(27,176)	—	(6,388)	—
Three months ended June 30, 2007	366,333	9.6	153,121	15.9	190,444	17.2

	Net income (¥ million)	change(%)	Earnings per share (¥)	Fully diluted earnings per share (¥)
Three months ended June 30, 2008	2,494	—	3.01	—
Three months ended June 30, 2007	130,996	5.1	152.74	—

(2) Consolidated Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
As of June 30, 2008	2,978,923	2,168,964	71.4	2,609.39
As of March 31, 2008	2,849,279	2,322,533	80.0	2,706.00

(Reference) Shareholders' equity As of June 30, 2008 ¥2,126,295 million
As of March 31, 2008 ¥2,280,783 million

2. Dividends

	Dividend per share (¥)				
(Record date)	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Annual
Fiscal 2007	—	84.00	—	84.00	168.00
Fiscal 2008	—				
Fiscal 2008 (Projection)		85.00	—	85.00	170.00

(Note) Modifications in the dividend forecast for Fiscal 2008: None

3. Projected Results for Fiscal 2008 (April 1, 2008-March 31, 2009)

(Percentage figures represent changes from same period of previous year.)

	Net sales (¥ million)	change(%)	Operating income (¥ million)	change(%)	Ordinary income (¥ million)	change(%)	Net income (¥ million)	change(%)	Earnings per share (¥)
First half year	760,000	—	50,000	—	65,000	—	50,000	—	60.85
Fiscal 2008	1,570,000	14.2	280,000	(33.8)	300,000	(44.1)	200,000	(43.7)	244.34

(Note) Modifications in forecasts of consolidated operating results for Fiscal 2008: Modified

4. Other

(1) Significant changes in subsidiaries during period (changes in specified subsidiaries involving change in consolidation scope): No

(2) Adoption of simplified accounting treatment and special accounting treatments for quarterly consolidated financial statements: Adopted
[(Note) For details, refer to "4. Others" in [Descriptive Information and Financial Statements] in Page 11.]

(3) Changes in accounting principles, procedures, and presentation for quarterly consolidated financial statements (matters to be included in the section, Changes in Basic Important Matters for Preparation of Quarterly Consolidated Financial Statements)
1) Changes due to revisions of accounting standards etc.: Yes
2) Changes other than 1): Yes
[(Note) For details, refer to "4. Others" in [Descriptive Information and Financial Statements] in Page 11.]

(4) Number of shares outstanding (common stock)
1) Number of shares outstanding at term end (including treasury stock):

June 30, 2008	832,142,395 shares
March 31, 2008	889,272,395 shares

2) Number of shares of treasury stock at term end

June 30, 2008	17,278,355 shares
March 31, 2008	46,411,249 shares

3) Average number of outstanding shares (during the 1st quarter)

1st quarter ended June 30, 2008	827,443,577 shares
1st quarter ended June 30, 2007	857,651,151 shares

● Statement regarding proper use of financial forecasts and other notes

- Forecasts of consolidated results for the first half and the full year of fiscal 2008 announced on May 9, 2008 were modified in this document.
- Statements in this document relating to future matters including operational forecasts are based on information currently available to the Company and certain assumptions that the Company believes are reasonable. Actual results may differ from these forecasts, affected by various factors. For further details, please refer to "3. Descriptive information on forecasts of consolidated results" in [Descriptive Information and Financial Statements] in Page 10.
- From the current fiscal year, the Company adopts the "Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards No. 12 issued on Mach 14, 2007) and the "Guides for Adopting the Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards Adoption Guide No. 14 issued on Mach 14, 2007). The Company also follows the "Rules for Quarterly Consolidated Financial Statements" to prepare its quarterly consolidated financial statements.

[Descriptive Information and Financial Statements]

1. Descriptive Information on Consolidated Operating Results

(1) Introduction

Up to May of this calendar year, the Company completed several transactions; which include the acquisition of Amgen K.K., a license agreement with Amgen Inc. of the U.S. that includes global rights for one candidate and domestic rights for 12 others, the division of TAP Pharmaceutical Products Inc. (TAP), which became a wholly owned subsidiary, and the acquisition of Millennium Pharmaceuticals Inc. (Millennium) in the U.S. As detailed below, these transactions will be important contributors to realizing sustained mid-to-long term growth for the Company.

In addition to Takeda's own strength in research technology that inhibits cancer cell proliferation, the Millennium acquisition now provides Takeda the additional strength of Millennium's novel research technology based on inducing cancer cell apoptosis. This combined with Millennium's outstanding clinical development capabilities have significantly strengthened our in-house R&D capability in the oncology area. Having positioned oncology as a next generation core therapeutic area, Takeda is now focused on strengthening its capabilities in this area and achieving its target of becoming a Top 3 global oncology company by 2020.

The series of transactions earlier this year has also significantly enriched our product pipelines. In particular, Millennium's Velcade, which received an additional indication for first-line treatment of multiple myeloma—which enables the product's use in patients who have not yet received any prior medication—is expected to significantly contribute to our financial results into the future.

As TAP became a wholly owned subsidiary, the U.S. sales of the peptic ulcer treatment Prevacid (Lansoprazole) have been inclusive in the Company's consolidated results from this May. It is also expected that Prevacid's successor "TAK-390MR" and the diabetes treatment "SYR-322"—which had their respective New Drug Applications filed in December 2007—together with the hyperuricemia with chronic gout treatment "TMX-67"—which is in the last stage of development—will all be launched in the near future in the U.S. Moreover, in June, a New Drug Application was submitted to the Japanese Ministry of Health, Labour and Welfare for the anticancer drug Panitumumab, which was one of the in-licensed products from Amgen Inc. earlier this year.

With respect to Takeda's U.S. operations, we have been able to combine the previously independent sales and development functions of TAP, Takeda Pharmaceuticals North America Inc. ("TPNA") and Takeda Global Research and Development Center Inc. ("TGRD"). Moving forward Takeda will leverage its strength in establishing a lean organizational structure to achieve efficient management operations.

Due to the above-mentioned transactions, in this fiscal year there is a concentration of expenses, such as acquisition costs, that will cause a temporary decrease in profit. However, as these expenses are related to strengthening our business foundation, it is expected these transactions will lead to maximization of Takeda's corporate value over the mid-to-long term.

Whereas the business environment in which the Company operates is challenging due to such factors as measures to constrain healthcare expenditures, growth of the generic drug market, and intense competition in R&D, the Company continues to closely monitor a variety of risk factors affecting the business and continues to make steady efforts towards achieving sustained growth of sales and profits.

(2) Overview of Consolidated Operating Results for 1st Quarter 2008

Consolidated results for the first quarter of fiscal 2008 were as follows:

	Billions of yen	Change from the same period last year
Net sales	¥396.9	Increase ¥30.5 (8.3%)
Operating loss	(¥27.2)	Decrease ¥180.3
Ordinary loss	(¥6.4)	Decrease ¥196.8
Net income	¥2.5	Decrease ¥128.5 (98.1%)

[Impact from the following two factors: Division and restructuring of TAP into a wholly owned subsidiary under reorganization of Takeda's U.S. operations, and acquisition of Millenium]

"The company division and restructuring of TAP" and "the acquisition of Millenium" were accounted for in accordance with the US accounting standards, Statement of Financial Accounting Standards No. 141 "Business Combination" and the Japanese accounting standards, "the Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ PITF No. 18). Impacts of these accounting treatments to the consolidated results of the quarter are as follows.
Please note that only amortization of intangible assets and goodwill, of the following, will continued to be incurred after the second quarter.

<Division and Restructuring of TAP into Wholly Owned Subsidiary>
Amortization of intangible assets ¥4.9 billion (US$47 million)
[Selling, general and administrative expenses]
In-process research and development expenses ¥56.5 billion (US$540 million)
[R&D expenses]
Gain from transfer of the Lupron business ¥74.2 billion (US$709 million)
[Extraordinary income]
<Acquisition of Millenium>
Amortization of intangible assets ¥7.2 billion (US$69 million)
[Selling, general and administrative expenses]
Amortization of goodwill ¥2.7 billion (US$26 million)
[Selling, general and administrative expenses]
In-process research and development expenses ¥109.8 billion (US$1,050 million)
[R&D expenses]

(Note) The above figures in Japanese yen were translated by average exchange rate between US dollars and Japanese yen of the quarter.
[ ] represents categories on the income statement that the respective items are included in.

[Net sales]

Consolidated net sales increased ¥30.5 billion (8.3%) to ¥396.9 billion over the same period in the previous year.

- While revenues decreased in Japan, the consolidated net sales were increased because inclusion of TAP and Millenium into the consolidation contributed to the results after May.
- The impact of foreign exchange rate fluctuations decreased revenues by ¥16.2 billion compared to the same period of the previous year, as a result of the significant appreciation of the yen against the US dollar while the yen was weaker against the euro.
- The table below shows consolidated sales of major international strategic products:

Billions of yen

Drug for diabetes treatment Pioglitazone (Product name: Actos)	¥103.3	Decrease ¥3.4 billion (3.1%) from same period previous year
Drug for peptic ulcer treatment Lansoprazole (Japan product name: Takepron)	¥72.4	Increase ¥31.5 (77.2%) from same period previous year
Drug for hypertension treatment Candesartan (Japan product name: Blopress)	¥59.9	Increase ¥4.5 (8.2%) from same period previous year
Drug for treatment of prostate cancer, breast cancer and endometriosis Leuprorelin (Japan product name: Leuplin)	¥32.7	Decrease ¥1.2 (3.4%) from same period previous year

(*) Although sales of Pioglitazone (Product name: *Actos*) by local currencies increased in the US market, sales recorded in the consolidated income statement decreased as compared to ones in the same period of the previous year due to strong Japanese yen against US dollars.

[Operating loss]

The Company recorded consolidated operating loss of ¥27.2 billion for the first quarter of fiscal 2008, a decrease of ¥180.3 billion compared with the operating income reported in the same period of the previous year.

- Gross profit increased by ¥23.6 billion (8.0%) to ¥318.3 billion. However, selling, general and administrative expenses significantly increased by ¥203.9 billion (144.1%) from the same period in the previous year, mainly in R&D expenses and amortization of intangible fixed assets. As a result, profit decreased.
- R&D expenses increased by ¥187.6 billion (396.8%) to ¥234.8 billion. This steep rise was because in-process R&D expenses ¥166.2 billion in TAP and Millennium were fully recorded during this quarter as a result of the new inclusion of these companies into the consolidation as subsidiaries.
- Selling, general and administrative expenses excluding R&D expenses increased by ¥16.3 billion (17.3%) to ¥110.6 billion. This increase was due to the huge amount of amortization of intangible fixed assets and other expenses recorded in connection with the inclusion of TAP and Millennium into the consolidation as subsidiaries, while selling expenses decreased.

[Ordinary loss]

The Company recorded consolidated ordinary loss of ¥6.4 billion for the first quarter of fiscal 2008, a decrease of ¥196.8 billion compared with the ordinary income reported in the same period of the previous year.

- This decrease in ordinary income was mainly due to the recording of operating loss and the decrease of non-operating income by ¥16.5 billion, including a decrease in interest income resulting

from a significant decrease in cash at hand and lower interest rates, and a decrease in equity in earnings of affiliates.

- Equity in earnings of affiliates decreased by ¥12.8 billion (85.4%) to ¥2.2 billion because TAP, which had been reported by the equity method, was restructured into a wholly owned subsidiary of the Company.

[Consolidated net income]

Consolidated net income decreased by ¥128.5 billion (98.1%) from the same period in the previous year to ¥2.5 billion.

- While extraordinary income was increased by ¥45 billion due to ¥74.2 billion of gain from transfer of the Lupron business as a part of the restructuring of TAP, the quarterly net income was decreased as a result of significant decrease of ordinary income.
- Earnings per share decreased by ¥149.73 (98.0%) to ¥3.01 from the same period of the previous year.
- Earnings per share excluding extraordinary income (loss) and other extraordinary factors arising from business acquisitions and similar events (see Note below), which the Company uses as one of its target management indices, decreased by ¥5.18 (3.9%) to ¥127.25.

(Note) "Earnings per share excluding extraordinary income (loss) and other extraordinary factors arising from business acquisitions and similar events" were calculated by deducting the following incomes, losses and charges from net income for the quarter.
(1) Extraordinary income/loss resulting from sales of non-drug businesses and idle real properties, and
(2) Amortization of goodwill and intangible fixed assets, and in-process R&D expenses arising in connection with business acquisitions and other similar events

(3) *Quarterly Results by Segment*

The following table shows sales and operating income (loss) of each business segment for the first quarter of fiscal 2008:

Billions of yen

Type of business	Net sales		Operating income (loss)	
	Amount	Change from the same period last year	Amount	Change from the same period last year
Pharmaceuticals segment	¥373.4	Increase ¥31.1	(¥30.2)	Decrease ¥179.7
Ethical Drugs	¥359.3	Increase ¥30.4		
<Japan>	<¥138.4>	<Decrease ¥2.2>		
<Overseas>	<¥220.8>	<Increase ¥32.5>		
Consumer healthcare	¥14.1	Increase ¥0.7		
Other Segment	¥23.5	Decrease ¥0.6	¥3.2	Decrease ¥0.4
Total	¥396.9	Increase ¥30.5	(¥27.2)	Decrease ¥180.3

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the **Pharmaceuticals** segment increased by ¥31.1 billion (9.1%) to ¥373.4 billion. However, this segment reported operating loss of ¥30.2 billion yen, a decrease of ¥179.7 billion compared with the operating income reported in the same period of the previous year. This decline was mainly due to the amortization of intangible fixed assets and recording of in-process R&D expenses in connection with the restructuring of TAP and acquisition of Millennium as subsidiaries.

- Sales by the **Ethical Drugs** business increased by ¥30.4 billion (9.2%) to ¥359.3 billion.
  Sales in Japan decreased by ¥2.2 billion (1.5%) to ¥138.4 billion, influenced unfavorably by the revision of NHI prices in April 2008, although the sales of major products, Actos and Takepron, grew.

  The following table shows sales results of major products in Japan.

Billions of yen

Blopress (Drug for hypertension treatment)	¥34.7	Decrease ¥1.3 (3.6%) from same period previous year
Takepron (Drug for peptic ulcer treatment)	¥17.5	Increase ¥1.3 (8.2%) from same period previous year
Leuplin (Drug for treatment of prostate cancer, breast cancer and endometriosis)	¥16.5	Decrease ¥1.0 (5.5%) from same period previous year
Basen (Drug for treatment for postprandial hyperglycemia in diabetes mellitus)	¥12.6	Decrease ¥1.7 (12.2%) from same period previous year
Actos (Drug for diabetes treatment)	¥12.0	Increase ¥1.7 (16.6%) from same period previous year

Sales of Ethical drugs in overseas markets increased by ¥32.5 billion (17.3%) to ¥220.8 billion compared to the same period in the previous year, despite the negative effect of the higher yen against the U.S. dollar.

In the U.S., TAP and Millennium were included into the consolidation as subsidiaries as a result of restructuring or acquisition. Inclusion of their sales of Lansoprazole (U.S. product name: Prevacid) and Velcade (a drug for multiple myeloma) contributed to the consolidated sales growth.

Sales of TPNA increased by US$34 million (4.2%) to US$855 million owing to growth of their flagship Actos, although sales of AMITIZA (a drug for chronic idiopathic constipation/ constipation-predominant irritable bowel syndrome) and ROZEREM (a drug for insomnia) decreased. In Europe, net sales increased,

supported by the growth of Actos sales and favorable impact of the weaker yen, while sales of Lansoprazole decreased.

- Sales by the Consumer Healthcare business increased by ¥0.7 billion (5.5%) to ¥14.1 billion, supported by the sales increase in Alinamin Tablets, Nicorette and other major products, as well as the contribution of Actage.SN Tablet introduced into the market in November 2007.

[Other Segments]

Sales by Other Segments decreased by ¥0.6 billion (2.4%) from the same period of the previous year to ¥23.5 billion. Operating income decreased by ¥0.4 billion (10.3%) to ¥3.2 billion.

(4) Restructuring of U.S. businesses

In April 2008, TAP, a joint venture between Takeda America Holdings, Inc. ("TAH") and Abbott Laboratories ("Abbott") in the U.S., was divided into two separate companies, and TAP became a wholly owned subsidiary of the Company.

As part of this company division, assets relating to the Leuprorelin (U.S. product name: Lupron-depot) business were transferred to Abbott. On the other hand, TAP, which became a wholly owned subsidiary of the Company continued to own assets relating to Prevacid (already marketed), TAK-390 MR (a drug for peptic ulcer treatment, the application for marketing approval being filed), TY-81149 (a drug for peptic ulcer treatment, the development is in process) and TMX-67 (a drug for hyperuricemia of patients with chronic gout, the development is in process).

Subsequently in June 2008, TAP was merged into TPNA. Simultaneously, TPNA invested in TGRD in the form of contributing the TAP's development function in kind. By this transaction, the marketing and development functions separately served by TPNA, TGRD and TAP in the U.S were concentrated to TPNA and TGRD respectively.

Takeda will pursue improvement in their business operation and maximum synergy to realize enhancement of its presence in the U.S., the world's largest drug market and to secure the global expansion of the Group.

(5) Acquisition of Millennium

In May 2008, Takeda acquired Millennium through tender offer which was exercised by a wholly owned subsidiary of TAH.

To realize Takeda's goal to develop into a leading global pharmaceutical company, it is necessary for the Company to further strengthen its advantage in the lifestyle-related disease fields, and, at the same time, to establish its position as a leading company in the oncology field, which is forecast to grow strongly in the future.

Acquisition of Millennium will greatly contribute to this strategy. Takeda sees Millennium as a core company for the Takeda Group's product strategy and related functions in the oncology field.

By maximizing the synergies from the Millennium acquisition, Takeda will focus on the expansion of its R&D pipelines and strengthening its presence in the U.S.

<Overview of Millennium>

Millennium is a leading biopharmaceutical company in the oncology field, which was established in 1993. Millennium concentrates on R&D for epoc-making ethical drugs and focuses on oncology and immflamation areas, and has a robust clinical development pipeline of product candidates, by applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform.

Millennium began marketing of Velcade in May 2003, a proteasome inhibitor effective as innovative anticancer agent. Millennium also has other promising pipelines in the oncology and inflammation disease fields.

(6) Research & Development

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products into the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urological diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major results of R&D activities during the current quarter are:

[In-house R&D]

- In June 2008, at the 68th convention of the American Diabetes Association, the results of the Phase III clinical trials for alogliptin (a drug for Type II diabetes "SYR-322") were presented. It was confirmed in this trial that oral administration of the drug once a day, in a single use or combined with a therapy using metformins, thiazolidinediones, insulins, or sulfonylurea (SU), all of which are major curative drugs for Type II diabetes, significantly lowers HbAlc (HemoglobinA1c).

[Maximization of Added Value of Products]

<Voglibose (Japan product name: Basen)>

- In May 2008, at the 51st convention of the Japan Diabetes Society, the results of the Phase III clinical trials of Voglibose for impaired glucose tolerance were presented. It was confirmed in this trial that onset of Type II diabetes can be controlled by combining the medication of this drug with improvement of patients' life style.

<Bortezomib (Product name: Velcade)>

- In June 2008, Takeda acquired the approval from the U.S. Food and Drug Administration (FDA) for Velcade, as a first line curative drug for multiple myeloma.

<Risedronate (Japan product name: Benet)>

- In July 2008, Takeda acquired the approval from the Ministry of Health, Labour and Welfare for an indication of Paget's disease of bone for Benet Tablet 17.5mg.

[In-licensing and Alliance Activities]

- In May 2008, Takeda entered into a non-exclusive license agreement and a related joint R&D agreement with Alnylam Pharmaceuticals, Inc. in the U.S., with respect to platform technologies for RNAi therapeutics (*) in the oncology and metabolic disease fields.

  * "RNAi therapeutics" are the kind of nucleic acids therapeutic. Unlike conventional low-molecular medicines that work to proteins such as enzymes and receptors, RNAi medicines directly and selectively work to genes that produce disease-causing proteins.

- In June 2008, Takeda filed an application with the Ministry of Health, Labour and Welfare for an approval of production and marketing of Panitumumab as an anticancer drug for progressed and /or relapse colorectal cancer.

[Improvement and Reinforcement of R&D Organization]

- In April 2008, Takeda Bio Development Center Limited, a wholly owned subsidiary of Takeda, commenced business operations. Takeda Bio Development Center is engaged in clinical development of antibody drugs for cancers, inflammations, acute pain and other diseases, licensed from Amgen, Inc. in the U.S.

2. Descriptive Information on Consolidated Financial Position

[Assets]
Total assets as of the end of the first quarter (June 30, 2008) were ¥2,978.9 billion, an increase of ¥129.6 billion compared with the end of the previous fiscal year (March 31, 2008). Current assets including marketable securities decreased by ¥804.6 billion due to the acquisition of Millennium. However, fixed assets increased due to recording of intangible fixed assets as a result of new inclusion of TAP and Millennium into consolidation as subsidiaries.

[Liabilities]
Total liabilities as of the end of the first quarter were ¥810.0 billion, an increase of ¥283.2 billion compared with the end of the previous fiscal year. Deferred tax liabilities were recorded in connection with intangible fixed assets relating to the inclusion of TAP and Millennium into consolidation as subsidiaries. The division of TAP was an equal-value division. Therefore, value adjustment is necessary to make the value of the portion assigned to Abbott equal to the portion acquired by Takeda. This adjustment will be made over the succeeding five years. The amount expected to be paid for this adjustment was provided as a "other fixed liabilities". Due to these factors, liabilities increased.

[Net Assets]
Net assets as of the end of the first quarter were ¥2,169.0 billion, a decrease of ¥153.6 billion compared with the end of the previous fiscal year. This decrease was mainly due to the decrease in shareholders' equity as a result of dividend payments and treasury share buy-back.

During this first quarter of fiscal 2008, the Company bought back its shares totaling ¥157.8 billion, and retired treasury shares worth ¥379.1 billion.

The shareholders' equity ratio decreased by 8.6 points from the end of the previous year to 71.4%.

3. Descriptive Information on Forecasts of Consolidated Results

The outlook for consolidated result for the full year of fiscal 2008 is as follows:
Upon determination of accounting treatments of the division and restructuring of TAP and the acquisition of Millenium, we have revisited the annual forecast of consolidated results. Operating income, Ordinary income and Net income will increase by ¥40 billion respectively as compared to the forecast announced in May.

Billions of yen

		Year-on-year change	
Net sales	¥1,570.0	Increase	¥195.2 (14.2%)
Operating income	¥280.0	Decrease	¥143.1 (33.8%)
Ordinary income	¥300.0	Decrease	¥236.4 (44.1%)
Net income	¥200.0	Decrease	¥155.5 (43.7%)

[Assumptions for the Outlook]
The foreign exchange rates are assumed to be US$1 = ¥100 and 1 euro = ¥155.

[Forward looking statements]
These projections for operating results are based on information currently available to management. The actual performance could be influenced by various risks and uncertainties.

4. Others

(1) Significant changes in subsidiaries during the period (changes in specified subsidiaries resulting in the change in consolidation scope):
No applicable event occurred during the period.

(2) Adoption of simplified accounting treatment and special accounting treatments for quarterly consolidated financial statements

1. Simplified accounting treatment on Valuation of inventories
At the end of the first quarter, physical inventory was not taken. Values of inventories were calculated by using a reasonable method based on the actual balance of inventories at the end of the previous year.
2. Special accounting treatments for quarterly consolidated financial statements
The effective tax rate expected to be imposed on pretax net income (after tax effect accounting) applicable to the tax year in which this first quarter is included was estimated based on reasonable assumptions. Then, tax expenses for the first quarter were calculated by multiplying the pretax net income for the quarter by the estimated effective tax rate. The deferred income taxed were included in the "corporate income tax and other taxes."

(3) Change in accounting principles, procedures and presentation for quarterly consolidated financial statements
- Change in accounting standards

1. From the current fiscal year, The Company adopts the "Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards No. 12 issued on Mach 14, 2007) and the "Guides for Adopting the Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards Adoption Guide No. 14 issued on Mach 14, 2007). The Company also follows the "Rules for Quarterly Consolidated Financial Statements" to prepare its quarterly consolidated financial statements.

2. In and before fiscal 2007, finance lease transactions other than those for which ownership is deemed to be transferred to the lessee had been accounted for by the accounting method used for ordinary lease transactions. From the first quarter of fiscal 2008, the Company and its domestic consolidated subsidiaries adopt the "Accounting Standards for Lease Transactions" (Corporate Accounting Standards No. 13 revised on March 30, 2007) and the "Guide for Adopting the Accounting Standards for Lease Transactions" (Corporate Accounting Standards Adoption Guide No. 16 revised on March 30, 2007), earlier than the time schedule required by these rules. Accordingly, these lease transactions were accounted for by the accounting method used for ordinary sales transactions. This change will have only minor impact on operating income, ordinary income and net income before tax and other adjustments.

3. From the first quarter of fiscal 2008, the Company adopts the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18 issued on May 17, 2006). According to this rule, the Company made necessary adjustments to its quarterly consolidated financial statements. By the adoption of this rule, operating loss and ordinary loss increased by ¥2,684 million, ¥2,685 million, and net income before tax and other adjustments decreased by ¥2,685 million respectively.

4. From the first quarter of fiscal 2008, the Company and its domestic consolidated subsidiaries adopt the "Accounting Standards for Valuation of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006), and use the value method to devaluate a book value for decreasing profitability. By the adoption of this rule, operating loss and ordinary loss increased by ¥1,043 million, and net income before tax and other adjustments decreased by ¥1,043 million respectively.

(4) Litigation and Other Legal Matters (Correction for transfer pricing taxation)

On June 28, 2006, Takeda received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau (ORTB). ORTB concluded that profits earned in the U.S. market in relation to product supply and license transactions for *Prevacid* between Takeda and TAP were under-allocated to Takeda over the six fiscal years from the year ended March 31, 2000 through the year ended March 31, 2005. Total taxable income assessed was ¥122.3 billion and additional tax due, including local and other taxes, was approximately ¥57.1 billion. Takeda paid these additional taxes in July 2006. However, in protest against this corrective action, Takeda filed a request for reinvestigation with ORTB on August 25, 2006.

On July 8, 2008, Takeda filed with the National Tax Agency a request for mutual discussion with the U.S. to eliminate the double taxation arising from this tax correction in Japan. In connection with this filing, Takeda took a process to temporarily suspend the protest filed with ORTB.

5. *Consolidated Financial Statements*

(1) Consolidated Balance Sheets

Millions of yen

Account	As of June 30, 2008 Amount	As of March 31, 2008 (summary) Amount
ASSETS		
Current assets		
Cash and deposits	256,620	239,528
Notes and accounts receivable	355,460	248,189
Marketable securities	441,323	1,445,465
Merchandise	17,608	16,892
Products	37,691	36,540
Semi-finished products	32,021	31,074
Raw materials	30,128	29,718
Work in process	2,758	1,908
Deferred tax assets	195,112	140,962
Other	71,500	54,415
Allowance for doubtful receivables	(1,003)	(899)
Total current assets	1,439,217	2,243,792
Fixed assets		
Tangible fixed assets	260,232	236,134
Intangible fixed assets		
Goodwill	329,146	3,656
Patents	552,465	—
Other	9,091	6,535
Total intangible fixed assets	890,702	10,191
Investments and other assets		
Investment securities	288,925	292,777
Other	100,042	66,582
Allowance for doubtful receivables	(195)	(197)
Total investments and other assets	388,772	359,162
Total fixed assets	1,539,706	605,487
Total Assets	2,978,923	2,849,279

Millions of yen

Account	As of June 30, 2008 Amount	As of March 31, 2008 (summary) Amount
Liabilities		
Current liabilities:		
Notes and accounts payable	74,552	72,465
Short-term loans	4,247	3,361
Income taxes payable	46,153	90,265
Reserve for bonuses	42,353	37,366
Other reserves	8,231	7,946
Other current liabilities	313,044	217,308
Total current liabilities	488,579	428,711
Long-term liabilities		
Reserve for retirement benefits	16,937	17,537
Reserve for others	4,621	6,372
Deferred tax liabilities	203,470	59,946
Other long-term liabilities	96,351	14,180
Total long term liabilities	321,380	98,035
Total liabilities	809,959	526,746
Net assets		
Shareholders' equity		
Common stock	63,541	63,541
Capital surplus	49,638	49,638
Retained earnings	2,074,716	2,523,641
Treasury stock	(101,350)	(322,644)
Total shareholders' equity	2,086,546	2,314,176
Valuation and translation adjustments		
Unrealized gain on securities	137,454	130,453
Deferred hedge gain/loss	(743)	(118)
Foreign currency translation adjustment	(96,963)	(163,728)
Total valuation and translation adjustments	39,749	(33,394)
Minority interest	42,669	41,750
Total net assets	2,168,964	2,322,533
Total liabilities and net assets	2,978,923	2,849,279

(2) Consolidated Statements of Income

Millions of yen

Account	Three months ended June 30, 2008 (April 1, 2008 to June 30, 2008) Amount
Net sales*	396,881
Cost of sales	78,628
Gross profit	318,253
Selling, general and administrative expenses	
R&D expenses	234,829
Other	110,600
Total selling, general and administrative expenses	345,429
Operating loss	(27,176)
Non-operating income	
Interest income	5,269
Dividend income	2,338
Gains from foreign exchange	5,657
Equity in earnings of affiliates	2,177
Gain on transfer of an operation	4,745
Other	3,400
Total non-operating revenues	23,585
Non-operating expenses	
Interest expenses	384
Donations and contributions	598
Other	1,816
Total non-operating expenses	2,797
Ordinary loss	(6,388)
Extraordinary income	
Gains on transfer of businesses and other assets	74,175
Gains on sales of fixed assets	9
Total extraordinary income	74,185
Net income before tax and other adjustments	67,796
Total corporate income tax and other taxes	64,232
Minority interests	1,070
Net income	2,494

(*) Royalty income included on net sales	15,683

From the current fiscal year, the Company adopts the "Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards No. 12 issued on Mach 14, 2007) and the "Guides for Adopting the Accounting Standards for Quarterly Financial Statements" (Corporate Accounting Standards Adoption Guide No. 14 issued on Mach 14, 2007). The Company also follows the "Rules for Quarterly Consolidated Financial Statements" to prepare its quarterly consolidated financial statements.

(3) Notes regarding assumption of a going concern

Three months ended June 30, 2008 (April 1, 2008 to June 30, 2008)

No events to be noted for this purpose occurred during the period.

(4) Segment Information

[Business Segment information]

Three months ended June 30, 2007 (April 1, 2007 to June 30, 2007)

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	342,242	24,091	366,333	—	366,333
Operating income (loss)	149,544	3,582	153,126	(6)	153,121

Three months ended June 30, 2008 (April 1, 2008 to June 30, 2008)

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	373,362	23,519	396,881	—	396,881
Operating income (loss)	(30,204)	3,212	(26,992)	(184)	(27,176)

(For reference) Year ended March 31, 2008

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	1,272,062	102,741	1,374,802	—	1,374,802
Operating income (loss)	411,342	11,688	423,030	93	423,123

Note 1: Sales figures refer to sales to outside customers.

Sales to outside customers

Millions of yen

		Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease) Amount	Increase (decrease) in percent	(For reference) Year ended March 31, 2008
Pharmaceuticals	Ethical drugs	328,890	359,272	30,382	9.2	1,210,240
	[Domestic]	[140,609]	[138,445]	[(2,164)]	[(1.5)]	[529,679]
	[Overseas]	[188,281]	220,827	[32,546]	[17.3]	[680,561]
	Consumer healthcare	13,352	14,090	738	5.5	61,822
	Subtotal	342,242	373,362	31,120	9.1	1,272,062
Other		24,091	23,519	(572)	(2.4)	102,741
Total		366,333	396,881	30,548	8.3	1,374,802

Note 2: Main products of each business segment are as follows

Business segment	Business division	Main products
Pharmaceuticals	Ethical drugs	Ethical pharmaceuticals
	Consumer healthcare	OTC pharmaceutical products and quasi-drugs
Other	Bulk vitamins(*), reagents, clinical diagnostics, photographic film chemicals, inorganic industrial	

(*) On December 2007, The Company finished the production by commissioning for Bulk vitamins.

(5) Notes regarding significant changes in the amount of shareholders' equity

Three months ended June 30, 2008 (April 1, 2008 to June 30, 2008)

In accordance with the board resolutions, the Company purchased treasury stock during the period from April to June, 2008. The total number of shares purchased was 27,994,200, totaling ¥157,825 million. On the other hand, the Company canceled 57,130,000 treasury shares on 23rd May, 2008. This transaction decreased the balance of treasury stock and retained earnings by ¥379,136 million respectively. As a result of these transactions, the balance of treasury stock was to be ¥101,350 million. In addition to the cancellation of the treasury shares, the Company paid dividend ¥70,807 million. Therefore the balance of retained earnings was to be ¥2,074,716 million.

For Reference
Consolidated Statement of Income for Three Months Ended in June 30, 2007 (summary)

Millions of yen

Account \ Period	Three months ended June 30, 2007 (April 1, 2007 to June 30, 2007) Amount
Net sales*	366,333
Cost of sales	71,692
Gross profit	294,641
Selling, general and administrative expenses	
R&D expenses	47,267
Other	94,253
Total selling, general and administrative expenses	141,520
Operating income	153,121
Non-operating income	
Interest income	15,030
Dividend income	2,306
Equity in earnings of affiliates	14,946
Other non-operating income	6,652
Total non-operating income	38,933
Non-operating expense	1,610
Ordinary income	190,444
Extraordinary income	29,135
Net income before tax and other adjustments	219,579
Total corporate income tax and other taxes	87,835
Minority interests	747
Net income	130,996

(*)Royalty income included on net sales 18,061

6. Sales of international strategic products

Billions of yen

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease) in percent
Leuprorelin			
Consolidated sales	33.8	32.7	(3.4)
Japan	17.5	16.5	(5.5)
Americas	5.5	4.4	(20.5)
Europe	10.0	11.1	11.2
Asia	0.8	0.7	(19.9)
Lansoprazole			
Consolidated sales	40.8	72.4	77.2
Japan	16.1	17.5	8.2
Americas*1	13.6	46.2	239.1
Europe	10.3	8.0	(22.5)
Asia	0.8	0.8	(4.2)
*Candesartan**2			
Consolidated sales	55.4	59.9	8.2
Japan	36.0	34.7	(3.6)
Americas/Europe/Asia	19.4	25.3	30.0
Pioglitazones			
Consolidated sales	106.6	103.3	(3.1)
Japan	10.3	12.0	16.6
Americas	88.0	80.6	(8.5)
Europe	7.5	9.4	26:2
Asia	0.8	1.2	51.1

*1: Consolidated Sales for ethical drugs increased due to the inclusion of sales revenue of TAP Pharmaceuticals Products, Inc. which is into the consolidation since May 2008.

*2: Worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia), because export sales of *Candesartan* to licensees are recorded under a single route.

(For Reference) Consolidated sales of ethical drugs (excluding retail sales of drugs purchased from third parties)

Billions of yen

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease) in percent
Sales of in-house products in Japan	106.0	104.2	(1.6)
Sales of in-house products overseas	169.0	203.6	20.5
Americas*1	119.3	148.3	24.3
Europe	45.0	50.1	11.2
Asia	4.6	5.2	12.7
Revenues from provision of intellectual properties and services	19.7	17.0	(13.7)
Japan	1.4	0.5	(67.8)
Overseas	18.3	16.6	(9.5)
Total sales	294.7	324.9	10.2
Ratio of overseas sales to the total consolidated sales of ethical drugs	63.6%	67.8%	-

*1: Consolidated Sales for ethical drugs increased due to the inclusion of sales revenue of TAP Pharmaceuticals Products, Inc. which is into the consolidation since May 2008.

Foreign exchange rates

Yen

	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease)
US$ average rate	120.8	104.6	(16.2)
Euro average rate	162.7	163.4	0.7

7. Top 15 domestic ethical drugs by sales

Billions of yen

Rank	Product name	Launched Month/Year	Category	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease) in percent
1	*Blopress*	6/99	Hypertension	36.0	34.7	(3.6)
2	*Takepron*	12/92	Peptic ulcers	16.1	17.5	8.2
3	*Leuplin*	9/92	Prostate cancer, breast cancer and endometriosis	17.5	16.5	(5.5)
4	*Basen*	9/94	Diabetes	14.3	12.6	(12.2)
5	*Actos*	12/99	Diabetes	10.3	12.0	16.6
6	*Enbrel*	3/05	Rheumatoid arthritis	4.1	6.7	62.4
7	*Benet*	5/02	Osteoporosis	5.2	4.0	(21.8)
8	*Seltouch*	9/93	Topical NSAID	3.3	3.1	(4.7)
9	*Isovorin*	10/99	Anti-neoplastic adjuvant	3.5	2.6	(26.1)
10	*Rheumatrex*	8/99	Rheumatoid arthritis	1.9	2.1	8.9
11	*Glovenin-I*	11/91	Immuno-globulin	2.2	2.1	(5.1)
12	*Panspolin injection*	2/81	Antibiotics	2.8	2.0	(29.3)
13	*Dasen*	11/68	Anti-inflammatory enzyme	2.0	1.8	(10.9)
14	*Firstcin*	8/95	Antibiotics	1.7	1.5	(9.4)
15	*Leucovorin 25*	9/03	Metabolic drug	1.3	1.4	3.5

8. Top 5 consumer healthcare and non-pharmaceutical products by sales

Billions of yen

Rank	Product name	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (decrease) in percent
1	*Alinamin tablets*	3.6	3.8	4.4
2	*Alinamin health tonics*	3.1	3.2	3.2
3	*Biofermin*	1.6	1.7	2.5
4	*Nicorette*	1.0	1.3	36.7
5	*Borraginol*	1.0	0.9	(8.1)

9. Development activities

■ New Compounds

Development code <generic name>	Drug Class (administration route)	Indications	Stage		In-house/ In-license
SYR-322 <alogliptin>	DPP-4 inhibitor (oral)	Diabetes mellitus	US EU Jpn	Filed (Dec 07) P-III P-II	In-house
TAK-390MR <dexlansoprazole>	Proton pump inhibitor (oral)	*Erosive esophagitis (healing and maintenance)* and non-erosive gastro-esophageal reflux disease	US Jpn	Filed (Dec 07) P-II	In-house
TAK-375 <ramelteon>	MT_1/MT_2 receptor agonist (oral)	Insomnia Circadian rhythm sleep disorder (CRSD)	EU Jpn US	Filed (Mar 07) Filed (Feb 08) P-II	In-house
SNT-MC17 <idebenone>	Mitochondria targeted anti-oxidant (oral)	Friedreich's ataxia Duchenne muscular dystrophy	EU EU	Filed (Aug 07) P-II	In-license (Santhera)
Vectibix™ <panitumumab>	Fully human, monoclonal antibody (MAb) against the human EGFR (injection)	Progressive and relapse cancer of the colon and rectum Head and neck cancer	Jpn Jpn	Filed (Jun 08) P-III	In-license (Amgen)
TMX-67 <febuxostat>	Non-purine, selective xanthine oxidase inhibitor (oral)	Hyperuricemia in patients with chronic gout	*US*	*Filed (Dec 04)*	In-license (Teijin)
TAK-242 <resatorvid>	TLR4 signal transduction inhibitor (injection)	Severe sepsis	Jpn US EU	P-III P-III P-III	In-house
AMG706 <motesanib diphosphate>	*VEGFR1-3 inhibitor (oral)*	*Progressive non-small cell lung cancer*	US EU Jpn	P-III P-III P-III	In-license (Amgen)
TAK-491 <azilsartan medoxomil>	Angiotensin II receptor blocker (oral)	Hypertension	US EU	P-III P-III	In-house
GVAX <->	Cancer Vaccine (injection)	Prostate cancer	US *EU*	P-III *P-III*	In-license *(Cell Genesys)*
Lu AA21004 <->	Serotonin Modulator & Stimulator (oral)	Mood and anxiety disorders	US EU Jpn	P-III P-III P-I	In-license (Lundbeck)
Hematide™ <->	Synthetic, peptide-based erythropoiesis-stimulating agent (injection)	Chronic kidney disease related anemia Cancer related anemia	US EU Jpn –	P-III P-III P-I/II P-I	In-license (Affymax)
TAK-428 <->	Neurotrophic factor production accelerator (oral)	Diabetic neuropathy	US EU	P-II P-II	In-house
TAK-536 <azilsartan>	Angiotensin II receptor blocker (oral)	*Hypertension*	US EU Jpn	P-II P-II P-II	In-house
ATL-962 <cetilistat>	Lipase inhibitor (oral)	Obesity	Jpn	P-II	In-license (Alizyme)
SYR-472 <->	DPP-4 inhibitor (oral)	Diabetes mellitus	US EU Jpn	P-II P-II P-I	In-house
TAK-783 <->	T-cell function regulator (oral)	Rheumatoid arthritis	US EU Jpn	P-II P-II P-I	In-house

Development code <generic name>	Drug Class (administration route)	Indications	Stage		In-house/ In-license
Lu AA24530 <->	Monoamine modulator (oral)	Mood and anxiety disorders	EU	P-II	In-license (Lundbeck)
TAK-442 <->	Factor Xa (FXa) inhibitor (oral)	Venous / arterial thromboembolism	US EU Jpn	P-II P-II P-I	In-house
TAK-085 <->	EPA/DHA agent (oral)	Hypertriglyceridemia	Jpn	P-II	In-license (Pronova)
MLN0518 <tandutinib>	Inhibitor of receptor kinases (FLT-3, PDGF-R, c-KIT) (oral)	Glioblastoma, AML	US	P-II	In-house
MLN0002 <->	$\alpha 4 \beta 7$ integrin inhibitor (injection)	Ulcerative colitis, Crohn's disease	US	P-II	In-house
IY-81149 <ilaprazole>	Proton pump inhibitor (oral)	Acid-related diseases (GERD, Peptic ulcer disease, etc.)	US	P-II	In-license (Ilyang)
AMG655 <->	Fully human monoclonal antibody agonist directed against DR5 (TRAIL-R2) (injection)	Progressive cancer	Jpn	P-I	In-license (Amgen)
TAK-379 <->	Insulin sensitizer (oral)	Diabetes mellitus	-	P-I	In-house
TAK-100 <->	DPP-4 inhibitor (oral)	Diabetes mellitus	-	P-I	In-house
TAK-875 <->	Glucose-dependent insulin secretagogue (oral)	Diabetes mellitus	-	P-I	In-house
TAK-591 <->	Angiotensin II receptor blocker (oral)	Hypertension	-	P-I	In-house
CBP501 <->	G2 checkpoint abrogator (injection)	Malignant mesothelioma, Lung cancer	-	P-I	In-license (CanBas)
TAK-700 <->	Sex hormone synthesis inhibitor (oral)	Prostate cancer	-	P-I	In-house
TAK-683 <->	GnRH modulator (injection)	Prostate cancer	-	P-I	In-house
TAK-448 <->	GnRH modulator (injection)	Prostate cancer	-	P-I	In-house
TAK-285 <->	HER2 inhibitor (oral)	Solid tumors	-	P-I	In-house
TAK-385 <->	LH-RH receptor antagonist (oral)	Endometriosis, Uterus myoma	-	P-I	In-house
TAK-363 <->	Bladder hypersensitivity suppression (Suppression of micturition reflex) (oral)	Frequent urination, Urinary incontinence (Overactive bladder)	-	P-I	In-license (Toray)
MLN8237/8054 <->	Aurora A kinase inhibitor (oral)	Advanced malignancies	-	P-I	In-house
MLN4924 <->	Nedd 8 activating enzyme inhibitor (oral / injection)	Advanced malignancies	-	P-I	In-house

Development code <generic name>	Drug Class (administration route)	Indications	Stage	In-house/ In-license
TAK-065 <->	Neuroregeneration enhancer (oral)	Alzheimer disease, Parkinson's disease	- P-I	In-house
TAK-438 <->	Potassium-competitive acid blocker (oral)	Acid-related diseases (GERD, Peptic ulcer disease, etc.)	- P-I	In-house
MLN0415 <->	IKK2 inhibitor (oral)	Inflammatory diseases	- P-I	*In-house*

■ Additional indications/new formulations

Development code <generic name> Brand name (country / region)	Drug Class	Indications or formulations	Stage	In-house / In-license
VELCADE® <bortezomib>	Proteasome inhibitor	*First line multiple myeloma* Follicular NHL Several tumors	*US Approved (Jun 08)* US P-III US P-II	In-house
AMITIZA® <lubiprostone>	Chloride channel opener	Opioid-induced bowel dysfunction (OBD)	US P-III	In-license (Sucampo)
TAP-144-SR <leuprorelin acetate> Leuplin (Jpn) Lupron Depot (US) Enantone, etc. (EU, Asia)	LH-RH agonist	6-month depot/prostate cancer	EU (Austria) Approved (May 08) *EU (Germany) Approved (Jul 08)*	In-house
AG-1749 <lansoprazole> Takepron (Jpn, Asia) Prevacid (US, Asia) Ogast, Agopton, Lansox, etc. (EU)	Proton pump inhibitor	Risk reduction of NSAID-associated gastric ulcer	Jpn P-III	In-house
TCV-116 <candesartan cilexetil> Blopress (Jpn, EU, Asia) Amias, Kenzen, etc. (EU)	Angiotensin II receptor blocker	Fixed dose combination with diuretic Fixed dose combination with calcium channel blocker High dose Outcome study: DIRECT Diabetic REtinopathy Candesartan Trial	Jpn Filed (Mar 08) *EU Filed (Jun 08)* Jpn P-III Jpn P-III EU P-III	In-house
AD-4833 <pioglitazone> Actos (Jpn, US, EU, & Asia)	Insulin sensitizer	Combination drug of Actos / Metformin XR Delay in progression of Atherosclerosis Concomitant therapy with metformin Concomitant therapy with insulin Fixed dose combination with SYR-322	US Filed (Mar 06) US P-III Jpn Filed (Jan 07) Jpn Filed (Jun 07) US P-III EU P-III	In-house
AO-128 <voglibose> Basen (Jpn, Asia)	Alpha-glucosidase inhibitor	Prevention of onset of type 2 diabetes in patients with impaired glucose tolerance (IGT)	Jpn Filed (Dec 07)	In-house
KAD-1229 <mitiglinide> Glufast (Jpn)	Short-acting insulin secretagogue	Concomitant therapy with insulin sensitizer	Jpn Filed (Apr 07)	In-license (Kissei)
NE-58095 <risedronate> Benet (Jpn)	Bone resorption inhibitor	Paget's disease of bone	Jpn Approved (Jul 08)	In-license (Ajinomoto)

■ Recent progress in stage*

Development code	Indications	Country/Region	Progress in stage
VELCADE®	First line multiple myeloma	US	Approved (Jun 08)
TAP-144-SR	6-month depot/prostate cancer	EU (Austria)	Approved (May 08)
TAP-144-SR	6-month depot/prostate cancer	EU (Germany)	Approved (Jul 08)
NE-58095	Paget's disease of bone	Jpn	Approved (Jul 08)
TCV-116	Hypertension (Fixed dose combination with diuretic)	EU	Filed (Jun 08)
Vectibix™	Progressive and relapse cancer of the colon and rectum	Jpn	Filed (Jun 08)
Lu AA21004	Mood and anxiety disorders	Jpn	P-I
TAK-448	Prostate cancer	-	P-I

*Progress since release of FY2007 Financial Results (May 9, 2008)

■ Discontinued project*

Development code	Indications (Stage)	Reason
TAK-583	Post-herpetic neuralgia (PHN) (P-II) Painful diabetic neuropathy (PDN) (P-II) Diabetic peripheral neuropathy (DPN) (P-II)	Proof of concept was not demonstrated in P-II studies in US/EU.
TAK-851	Human papillomavirus (HPV) infection (P-II)	Results of P-II study in US did not meet its predefined efficacy endpoints.

*Discontinued since release of FY2007 Financial Results (May 9, 2008)

August 29, 2008

Affymax, Inc.
Takeda Pharmaceutical Company Limited

Takeda and Affymax Provide Clinical Development Update for Hematide™ in Chemotherapy-Induced Anemia

– Companies Decide to Suspend Co-Development of Hematide™ in CIA and Focuses all Efforts on Late Stage Co-Development in Chronic Renal Failure Related Anemia –

Osaka, Japan (Aug-29) and Palo Alto, Calif. (Aug-28), 2008 – Takeda Pharmaceutical Company Limited (TSE: 4502) and Affymax, Inc. (Nasdaq: AFFY) today announced their agreement to suspend co-development of Hematide™ to treat chemotherapy-induced anemia and to focus all development efforts for Hematide™ on the treatment of chronic kidney disease related anemia. Takeda and Affymax continue to be encouraged by the potential of bringing Hematide™, a convenient, once monthly treatment option, to the millions of chronic kidney disease patients suffering from anemia and believe this represents a significant opportunity for the two companies.

Takeda has been conducting Phase I clinical studies of Hematide™ for the treatment of chemotherapy-induced anemia in the U.S. and Japan. However, the companies have decided to suspend development of Hematide™ in oncology and not to enroll new patients in the ongoing Phase I clinical trial of the product in chemotherapy-induced anemia given the uncertain regulatory landscapes for erythropoiesis-stimulating agents in oncology indications, despite the potential for Hematide™ in this indication.

Takeda and Affymax are continuing to investigate Hematide™ for the treatment of anemia related to chronic renal failure. Registrational Phase III trials are ongoing in the United States and Europe, with Phase I/Phase II trials ongoing in Japan. Enrollment for one of the four Phase III trials has been completed and enrollment for the remaining Phase III trials is expected to be completed within this year.

About Hematide™

Hematide™ is a novel, synthetic pegylated peptide-based erythropoiesis stimulating agent (ESA) that acts on the erythropoietin receptor to stimulate the production of red blood cells.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

About Affymax, Inc.

Affymax, Inc. is a biopharmaceutical company developing novel drugs to improve the treatment of serious and often life-threatening conditions. Affymax's lead product candidate, Hematide™, is currently being evaluated in Phase III clinical trials for the treatment of anemia associated with chronic renal failure. For additional information, please visit www.affymax.com.

This release contains forward-looking statements of the Companies' clinical trials and drug development program and the timing and likelihood of the commercialization of Hematide™. The Companies' actual results may differ materially from those indicated in these forward-looking statements due to risks and uncertainties, including risks relating to the continued safety and efficacy of Hematide™ in clinical development, the potential for once per month dosing, the timing of patient accrual in ongoing and planned clinical studies, regulatory requirements and approvals, research and development efforts, industry and competitive environment, intellectual property rights and disputes and other matters that are described in Affymax's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Companies undertake no obligation to update any forward-looking statement in this press release.

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